SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS - ELETROBRÁS S.A.

REPORT OF THE INDEPENDENT AUDITORS
ON THE SPECIAL REVIEW OF THE
QUARTERLY REPORT - ITR
COVERING THE PERIODS ENDED ON
SEPTEMBER 30, 2008 AND 2007

(Convenience translation into English from the original previously issued in Portuguese)

SPECIAL REVIEW REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

1. We have performed a special review of the accompanying Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (Company and consolidated) consisting of the balance sheet as of September 30, 2008, and the related statements of operations, cash flows and value added, the management report and notes for the quarter then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. As mentioned in Note 13, the investments in certain controlled and affiliated companies as of September 30, 2008 were accounted for on the equity method based on financial statements reviewed by other independent auditors. Our opinion thereon, insofar as it relates to the carrying values of these investments and the equity in the earnings of those companies, in the amounts of R$35,405,134 thousand and R$1,562,165 thousand, respectively, as well as the provision for shareholders’ deficit in the amount of R$316,180 thousand, is solely based on those other independent auditors’ reports.

2. Except for the matters mentioned in paragraph 3, our review was performed in accordance with specific standards established by IBRACON (Brazilian Institute of Independent Auditors) together with the CFC (Federal Accounting Council), and consisted principally of: a) inquiry of and discussion with the managers responsible for the accounting, financial and operating areas as to the main criteria adopted in preparing the Quarterly Information; and b) review of the information and subsequent events that have or may have material effects on the financial situation and operations of the Company.

3. The limited review report on the financial statements for the quarter ended September 30, 2008 of certain affiliated companies (note 13) has not been presented to date. The investments referring to those affiliated companies were valued under the equity method. Accordingly, we were unable to apply additional auditing procedures to satisfy ourselves as to the carrying value of those investments, as well as the equity in earnings resulting therefrom, in the amounts of R$ R$3,275,020 thousand and R$ R$131,634 thousand, respectively.

4. Based on our special review and the reports prepared by other independent auditors, except for the possible effects of the auditing procedures not performed mentioned in paragraph 3, we are not aware of any relevant change that should be made to the Quarterly Information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

SPECIAL REVIEW REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

5. As mentioned in note 1, on December 28, 2007 Law No. 11,638 took effect beginning January 1, 2008. This law modified, revoked and introduced new provisions into Law No, 6,404/76 (Brazilian Corporate Law), causing changes in Brazilian accounting practices. Although the Law has already come into effect, some of the changes that it introduced require the enactment of specific regulations by regulatory agencies before it can be fully applied by companies. Therefore, during the transition, CVM set forth on Instruction No, 469/08 that companies are not obliged to apply all provisions of Law No. 11,638/07 to prepare the Quarterly Information. Therefore, the accounting information included in the Quarterly Information – ITR for the quarter ended September 30, 2008 has been prepared in accordance with the CVM’s specific instructions, and does not include all changes in accounting practices introduced by Law No. 11,638/07.

6. According to note 26, the Company recorded the amount of R$1,328,544 thousand in noncurrent liabilities corresponding to the provision for civil contingencies set up for the claim, filed by certain legal entities, to receive full monetary restatement on the amounts of compulsory loan collected on behalf of ELETROBRÁS. Based on the opinion of the Company’s legal counselors’, who are not certain about the likelihood of unfavorable outcome of the corresponding lawsuits (in the year ended December 31, 2003 the likelihood of loss was classified as “possibility of unfavorable outcome of ongoing lawsuits”), and on a conservative basis, considering unfavorable low-court decisions and the lack of decision on the merits of the case in higher courts, management maintained the provision for contingencies, basically set up in prior years, in order to cover losses arising from unfavorable legal decisions. Given the controversy about the issue, under current circumstances we are unable to reach a conclusion on the outcome of the dispute, as well as the possible impacts on financial statements.

2

SPECIAL REVIEW REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S,A, - ELETROBRÁS

7. The Quarterly Information of Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE, for the quarter ended September 30, 2008, were reviewed by us and our limited review report thereon, dated October 30, 2008, emphasized the following: a) the financial statements of Boa Vista Energia S,A, were prepared assuming its continuity as a going concern. The company, however, has been recording operating losses accumulated over the years and working capital deficiency, borne by its controlling shareholder through the inflow of funds for loans and capital increase. Accordingly, the company depends on its controlling shareholder contributing funds to continue as a going concern; b) emphasis similar to the one described in paragraph 5.

8. The financial statements of FURNAS Centrais Elétricas S.A. for the quarter ended September 30, 2008 were examined by other independent auditors, whose special review report thereon, dated October 29, 2008 emphasized the following: a) the balance of ICMS (State VAT), amounting to R$48,291 thousand, recorded by FURNAS under current assets and arising from a Financial Cooperation and Commitment Agreement between Centrais Elétricas do Norte do Brasil S.A.– ELETRONORTE and the Road Department of the State of Mato Grosso to perform civil works and build and pave the road that gives access to the Manso Hydroelectric Plant Site. The responsibility for such works was transferred to the Company in 1999 according to the National Privatization Council’s Resolution No. 02/1999, amended by Resolution No. 04/1999. On June 13, 2007, a Tax Action Conclusion Agreement was signed. It sets forth that the state government of Mato Grosso will compensate Furnas in an amount corresponding to the percentage of its participation in the construction, emphasizing that “After the conclusion of the service orders corresponding to all companies, it will be possible to calculate the amount to be reimbursed to Furnas, if applicable”. Therefore, the settlement of those receivables depends on the actions of the State Finance Department of Mato Grosso State as for the amount as well as the period of their realization, FURNAS' management believes that given that these works are being concluded the realization of those receivables in 2008 is highly probable; b) emphasis similar to the one described in paragraph 5.

3

SPECIAL REVIEW REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S,A, - ELETROBRÁS

9. The quarterly information of Manaus Energia S.A. for the quarter ended September 30, 2008 was audited by other independent auditors, whose special review report thereon, dated October 28, 2008, emphasized the following: a) the company has experienced recurring net losses in recent years and working capital deficiency which have been borne by its controlling shareholder by contributing funds to increase the company’s capital. The company’s ability to continue as a going concern depends on its controlling shareholder contributing funds and the implementation of operating/management measures; and b) emphasis similar to the one described in paragraph 5.

10. The quarterly information of Companhia de Eletricidade do ACRE - Eletroacre, for the quarter ended September 30, 2008 were examined by other independent auditors, whose special review report, dated October 17, 2008, had emphasis on the fact that the financial statements were prepared assuming that the company will continue as a going concern.

Despite the earnings recorded in the last two years, the company has borne accumulated losses over the years, and depends on its controlling shareholder’s contributing funds for capital increase. Accordingly, it has been taking measures for attaining economic and financial balance and ensuring the development and continuity of its operations.

11. The quarterly information of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended September 30, 2007 was reviewed by other independent auditors, whose special review report thereon, dated November 6, 2008, emphasized the following: a) according to a decision rendered by São Paulo 49th Labor Court, as from September 2005 Fundação CESP began to prepare the payroll of the supplementary pension plan’s beneficiaries ruled by Law 4,819/58 using funds passed on by the Company in the way it had been done until December 2003. In January 2006, the State of São Paulo Office of the Attorney General changed its position, making it clear that the State Government’s responsibility was restricted to the limits imposed by the state constitution on payment of retirement benefits. Since then, the State Government has disallowed part of the funds passed on to the Company. Supported by its legal counselors’ opinion, the Management finds that the responsibility for payment of benefits in this case lies with the State Government. As a result, no obligation whatsoever has been recorded in connection therewith; and b) emphasis similar to the one described in paragraph 5.

4

SPECIAL REVIEW REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

12. The Quarterly Information of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, Company and consolidated, for the quarter ended September 30 2008, has, for comparative purposes, accounting information for the quarters ended June 30, 2008 and September 30, 2007, which were reviewed by us, Our special review reports thereon, issued on August 12, 2008 and November 9, 2007, respectively, had qualifications similar to that described in paragraph 3 and emphases similar to those described in paragraphs 5, 6, 7, 8, 9, 10, 11 and 13, in addition to those described below:

a. The Quarterly Information of Centrais Elétricas do Norte do Brasil S.A. – ELETRONORTE, for the quarters ended June 30, 2008 and September 30, 2007 were reviewed by us and our special review reports, dated August 11, 2008 and November 9, 2007, respectively, had emphasis referring to the fact that the Eletronorte sponsors, together with its wholly-owned subsidiaries Manaus Energia S.A. and Boa Vista Energia S.A., the pension fund called “Previnorte – Fundação de Previdência Complementar”. The mathematical/actuarial reserves were set up by the fund’s independent actuary based on morbidity and mortality table AT-49, adjusted by 2 (two) years to project the longevity of participants and beneficiaries. Previnorte is gradually implementing AT-83 table, as required by the Pension Fund Management Committee Resolution CGPC No. 18, of March 28, 2006, and the final implementation deadline is December 31, 2008. This issue was solved during the quarter ended September 30, 2008.

b. The financial statements of Companhia de Geração Térmica de Energia Elétrica for the quarter ended September 30, 2007, were reviewed by other independent auditors, whose limited review report thereon, dated October 26, 2007, was unqualified and emphasized that on May 23, 2007 Banco KfW Bankengruppe informally communicated the Company about supposed guarantees given by the Company in the amount of EUR156,700 thousand (equivalent to approximately R$411,200 thousand) to raise international funds to finance certain investments in electricity companies. The Company’s management does not expect that this issue shall incur in losses for the company (note 38).

5

SPECIAL REVIEW REPORT

To the Shareholders and Management of
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

13. The Company has improved its internal controls and corporate governance in compliance with the Sarbanes Oxley Law (section 404), thus reducing the possibility of business risk and fraud at all levels.

14. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, November 10, 2008

Luiz Carlos de Carvalho
Engagement Partner
BDO Trevisan Auditores Independentes

6

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Base Date – 09/30/2008

01.01 - IDENTIFICATION

1 - CVM CÓDE 00243-7	2 - COMPANY NAME CENTRAIS ELET BRASILEIRAS AS	3 - CNPJ 00.001.180/0001-26
4 - NIRE 53300000859

01.02 - HEAD OFFICE

1 - ADDRESS SCN QUADRA 4-BL,B-N°100, SALA 203			2 - DISTRICT ASA NORTE
3 - POST CODE 70714	4 - TOWN OR CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE 3329-7300	8 - TELEPHONE, -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 061	12 - FAX 3319-7306	13 - FAX -	14 - FAX -
15 - E-MAIL eletrobrás@eletrobras,com

01.03 - DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)

1 - NAME Astrogildo Fraguglia Quental				2 - ADDRESS Rua Presidente Vargas, 409, 13°andar
3 - DISTRICT Centro	4 - POST CODE 20071-003		5 - TOWN OR CITY Rio de Janeiro	6 – STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 2514-6326	9 - TELEPHONE 2514-6327	10 - TELEPHONE 2514-6333	11 - AREA CODE 021	12 - FAX 2514-5964
13 - E-MAIL df@eletrobras,com

01.04 - AUDITING REFERENCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING 01/01/2008	2 - END 12/31/2008	3 - NÚMBER 3	4 - BEGINNING 07/01/2008	5 - END 09/30/2008	6 - NÚMBER 2	7 - BEGINNING 04/01/2008	8 - END 06/30/2008
9 - NAME OF AUDITORS BDO Trevisan Auditores Independentes					10 - CVM CÓDE 210-0
11 - NAME OF INDIVIDUAL RESPONSIBLE Luiz Carlos de Carvalho					12 - CPF OF INDIVIDUAL RESPONSIBLE 089.488.808-02

01.05 - CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 09/30/2008	2 - Previous quarter to 06/30/2008	2 - Equal period last year to 09/30/2007
Paid-in Capital
1 - Common	905,024	905,024	905,024
2 - Preferred	227,333	227,333	227,333
3 - Total	1,132,357	1,132,357	1,132,357
Treasury Stock
4 - Common	-	-	-
5 - Preferred	-	-	-
6 - Total	-	-	-

01.06 - CORPORATE PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others	2 - SITUATION Operational	3 - NATURE OF SHAREHOLDER CONTROL Brazilian Governamental company	4 - CODE / ACTIVITY 1120 – Eletric Power
5 - MAIN ACTIVITY Generation, Transmission and Comercialization of Eletric Power	6 - TYPE OF CONSOLIDATION Full	7 - TYPE OF AUDITOR’S REPORT Qualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS AND/OR IOC DECLARED AND/OR PAID OUT DURING AND/OR AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDEND / IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE (reais)

01.09 - SUBSCRIBED CAPITAL AND CHANGES WITHIN THE CURRENT FINANCIAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)

01.10 - DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE

02.01 - BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 - CÓDE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
1	TOTAL ASSETS	102,724,847	97,232,659
1.01	CURRENT ASSETS	16,534,661	14,462,747
1.01.01	CASH & EQUIVALENT	8,747,103	7,040,200
1.01.02	CREDITS	5,007,027	4,621,143
1.01.02.01	CLIENTS	1,435,725	1,150,045
1.01.02.01.01	CONSUMERS AND RESELLERS	1,435,725	1,150,045
1.1.02.02	OTHERS CREDITS	3,571,302	3,471,098
1.01.02.02.01	LOANS AND FINANCING	3,169,416	3,052,852
1.01.02.02.02	RETURN ON INVESTMENTS	401,886	418,246
1.01.03	STOCKROOM	1,995	1,895
1.01.04	OTHER	2,778,536	2,799,509
1.01.04.01	FUEL CONSUMPTION ACCOUNT – CCC	709,616	944,217
1.01.04.02	SUNDRY RECEIVABLES	653,624	499,703
1.01.04.03	RESCHEDULED RECEIVABLES	79,969	83,796
1.01.04.04	DEFERRED TAX ASSETS	1,196,134	1,127,795
1.01.04.05	RIGHTS TO REIMBURSEMENT	0	50.103
1.01.04.06	OTHER	139,193	93,895
1.02	NON-CURRENT ASSETS	86,190,186	82,769,912
1.02.01	LONG TERM ASSETS	41,871,827	38,438,385
1.02.01.01	SUNDRY CREDITS	35,081,883	31,503,358
1.02.01.01.01	LOANS AND FINANCING	34,908,281	31.346,715
1.02.01.01.02	RESCHEDULED RECEIVABLES	173,602	156,643
1.02.01.02	RELATED PARTY CREDITS	0	0
1.02.01.02.01	WITH AFFILIATED COMPANIES	0	0
1.02.01.02.02	WITH CONTROLLED COMPANIES	0	0
1.02.01.02.03	WITH OTHER RELATED PARTY	0	0
1.02.01.03	OTHER	6,789,944	6,935,027
1.02.01.03.01	STUDIES AND PROJECTS	298,265	296,367
1.02.01.03.02	MARKETABLE SECURITIES	1,331,403	1,307,419
1.02.01.03.03	ADVANCES FOR INCREASE IN COMPANY'S OWNERSHIP INTEREST	1,699,959	1,707,270
1.02.01.03.04	DEFERRED TAX ASSETS	756,351	1,666,378
1.02.01.03.05	FUEL CONSUMPTION ACCOUNT – CCC	561,227	539,522
1.02.01.03.06	RIGHTS TO REIMBURSEMENT	2,048,589	1,337,033
1.02.01.03.07	OTHER	94,150	81,038
1.02.02	PERMANENT ASSETS	44,318,359	44,331,527
1.02.02.01	INVESTMENTS	44,217,941	44,240,813
1.02.02.01.01	HOLDINGS IN AFFILIATES	3,326,193	3,274,279
1.02.02.01.02	HOLDINGS IN AFFILIATES – PREMIUM	0	0
1.02.02.01.03	HOLDINGS IN CONTROLLED COMPANIES	40,367,523	40,436,966
1.02.02.01.04	HOLDINGS IN CONTROLLED COMPANIES – PREMIUM	0	0

1 - CÓDE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
1.02.02.01.05	OTHER INVESTMENTS	524,225	529,568
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	25,432	26,455
1.02.02.03	INTANGIBLE ASSETS	54,169	54,632
1.02.02.04	DEFERRED ASSETS	20,817	9,627

02.02 - BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
2	TOTAL LIABILITIES	102,724,847	97,232,659
2.01	CURRENT LIABILITIES	4,747,227	4,194,366
2.01.01	LOANS & FINANCING	193,561	129,167
2.01.02	DEBENTURES	0	0
2.01.03	TRADE ACCOUNTS PAYABLE	1,544,602	1,301,987
2.01.04	TAXES & CONTRIBUTIONS	675,751	513,712
2.01.05	SHAREHOLDER’S COMPENSATION	205,617	212,654
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS TO RELATED PARTIES	68,905	63,983
2.01.07.01	DEBTS TO RELATED PARTIES	0	0
2.01.07.02	PAYABLES TO THE BRAZILIAN FEDERAL TREASURY	68,905	63,983
2.01.08	OTHER	2,058,791	1,972,863
2.01.08.01	COMPULSORY LOAN	91,373	92,658
2.01.08.02	ESTIMATED OBLIGATIONS	83,464	81,429
2.01.08.03	FUEL CONSUMPTION ACCOUNT – CCC	652,374	896,294
2.01.08.04	CUSTOMER’S ADVANCES	222,928	222,149
2.01.08.05	REIMBURSEMENT OBLIGATION	975,602	615,582
2.01.08.06	OTHER	33,050	64,751
2.02	NON-CURRENT LIABILITIES	13,636,215	11,433,122
2.02.01	LONG TERM LIABILITIES	13,636,215	11,433,122
2.02.01.01	LOANS & FINANCING	10,173,907	8,343,307
2.02.01.01.01	LOANS & FINANCING	3,158,361	1,382,632
2.02.01.01.02	GLOBAL REVERSION RESERVE QUOTA – RGR	6,892,838	6,745,695
2.02.01.01.03	COMPULSORY LOAN	122,708	214,980
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	1,303,984	1,260,457
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	987,804	964,691
2.02.01.03.02	PROVISIONS FOR SHAREHOLDERS’ DEFICIT IN INVESTEES	316,180	295,766
2.02.01.04	DEBTS TO RELATED PARTIES	1.564,873	1,167,252
2.02.01.04.01	PAYABLES TO THE BRAZILIAN FEDERAL TREASURY	1,564,873	1,167,252
2.02.01.05	REIMBURSEMENT OBLIGATIONS	0	0
2.02.01.06	OTHER	593,451	662,106
2.02.01.06.01	FUEL CONSUMPTION ACCOUNT – CCC	561,227	540,797
2.02.01.06.02	OTHER	32,224	121,309
2.02.02	UNREALIZED RESULTS	0	0
2.04	NET EQUITY	84,341,405	81,605,171
2.04.01	CAPITAL STOCK	26,156,567	24,235,829
2.04.02	CAPITAL RESERVES	26,056,781	25,907,304
2.04.03	REVENUE RESERVES	201,121	201,121
2.04.03.01	OWN ASSETS	0	0

1 - CODE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
2.04.03.02	PARENT COMPANIES	201,121	201,121
2.04.04	INCOME RESERVE	24,673,752	26,251,004
2.04.04.01	LEGAL RESERVE	1,731,038	1,731,038
2.04.04.02	INVESTMENTS RESERVE	13,909,098	15,699,751
2.04.04.03	FOR CONTINGENCIES	0	0
2.04.04.04	UNREALIZED EARNINGS	0	0
2.04.04.05	RETAINED EARNINGS	0	68,748
2.04.04.06	UNDISTRIBUTED DIVIDENDS	9,033,616	8,751,467
2.04.04.07	OTHER INCOME RESERVE	0	0
2.04.05	RETAINED EARNINGS (ACCUMULATED LOSSES)	3,105,075	991,363
2.04.06	ADVANCES FOR FUTURE INCREASE IN CAPITAL	4,148,109	4,018,550

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CÓDE	2 - ITEM	3 - From: 07/01/2008 To: 09/30/2008	4 - From: 01/01/2008 To: 09/30/2008	5 - From: 07/01/2007 To: 09/30/2007	6 - From: 01/01/2007 To: 09/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	2,252,614	6,406,307	1,753,642	5,339,550
3.01.01	ELECTRICITY SALE AND TRANSMISSION	2,252,470	6,406,163	1,752,681	5,337,929
3.01.02	LATE PAYMENT CHARGES ON ELECTRICITY	144	144	961	1,621
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,252,614	6,406,307	1,753,642	5,339,550
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	2,252,614	6,406,307	1,753,642	5,339,550
3.06	OPERATING INCOME / (EXPENSES)	953,663	(2,067,057)	(1,936,174)	(5,774,197)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(2,163,365)	(4,960,653)	(1,782,701)	(5,494,749)
3.06.02.01	PERSONNEL, MATERIAL AND SERVICES	(67,311)	(188,947)	(67,897)	(178,278)
3.06.02.02	DEPRECIATION AND AMORTIZATION	(1,705)	(5,218)	(1,786)	(5,229)
3.06.02.03	PASEP AND COFINS (TAXES AN SALES)	(33,132)	(90,780)	(23,427)	(45,974)
3.06.02.04	ENERGY PURCHASED FOR RESALE	(2,164,467)	(6,066,019)	(1,732,265)	(5,232,637)
3.06.2.05	OPERATING PROVISIONS	103,250	1,390,311	42,674	(32,631)
3.06.03	FINANCIAL	3,175,749	3,592,512	170,641	(305,369)
3.06.03.01	FINANCIAL INCOME	3,817,445	5,092,378	1,168,438	3,375,340
3.06.03.02	FINANCIAL EXPENSES	(641,696)	(1,499,866)	(997,797)	(3,680,709)
3.06.04	OTHER OPERATING INCOME	(138)	(2,086)	0	0
3.06.05	OTHER OPERATING EXPENSES	(102,422)	(1,636,342)	(147,765)	(372,878)
3.06.05.01	DONATIONS AND CONTRIBUTIONS	(31,688)	(102,043)	(28,495)	(98,681)
3.06.05.02	OTHER	(70,734)	(1,534,299)	(119,270)	(274,197)
3.06.06	OWNERSHIP INTERESTS	43,839	935,340	(176,349)	398,799
3.07	OPERATING INCOME	3,206,277	4,339,250	(182,532)	(434,647)
3.08	NON-OPERATING INCOME	294	13	232	1,365
3.08.01	INCOME	294	13	232	1,365
3.08.02	EXPENSES	0	0	0	0
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	3,206,571	4,339,263	(182,300)	(433,282)
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(1,092,859)	(1,241,176)	8,199	341,965
3.10.01	INCOME TAX	(802,239)	(909,861)	6,975	275,085
3.10.02	SOCIAL CONTRIBUTION TAX	(290,620)	(331,315)	1,224	66,880
3.11	DEFERRED INCOME TAXES	0	0	0	0
3.11.01	DEFERRED INCOME TAX	0	0	0	0
3.11.02	DEFERRED SOCIAL CONTRIBUTION TAX	0	0	0	0
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET PROFIT / (LOSS) FOR THE PERIOD	2,113,712	3,098,087	(174,101)	(91,317)

1 - CÓDE	2 - ITEM	3 -	4 -	5 -	6 -
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,132,357	1,132,357	1,129,499	1,129,499
	PROFIT PER SHARE (R$)	1,86665	2,73596
	LOSS PER SHARE			(0,15414)	(0,08085)

00243-7	CENTRAIS ELET BRASILEIRAS S.A	00.001.180/0001-26

04.01 – NOTES

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

ELETROBRÁS

(PUBLIC COMPANY)
CORPORATE TAX ID (CNPJ ) NUMBER 00.001.180/0001 -26

NOTES TO THE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED
SEPTEMBER 30, 2008

(COMPANY AND CONSOLIDATED)

NOTE 1 - PRESENTATION OF QUARTERLY INFORMATION

The consolidated and parent company’s (Company) quarterly information are presented in accordance with Brazilian accounting practices, the provisions of Law No. 6,404/76, and supplemental regulations and provisions of the Brazilian Securities and Exchange Commission - CVM, combined with the specific legislation set forth by the Brazilian Electricity Regulatory Agency - ANEEL, which are not different from the practices adopted by the Company for the preparation of its Financial Statements as of December 31, 2007. This information is available on the websites of CVM, BOVESPA and ELETROBRÁS.

On December 28, 2007, Law No. 11,638 was enacted, changing Brazilian accounting practices to align them with International Financial Reporting Standards (IFRS) for the preparation and disclosure of financial statements for the years ended from January 1, 2008. The changes brought about by the Law provide CVM and the other regulatory agencies with the framework necessary to decide on the accounting standards that will allow accounting convergence and the alignment of BR GAAP with international standards. Most of the provisions changed by the new law await regulation.

On May 2, 2008, CVM issued Instruction No. 469 on the application of part of Law No. 11,638/2007, allowing public companies the full and immediate application of the provisions established by the law to the quarterly information of 2008. If the company opts not to apply the law, the Company must disclose the changes that may have an impact on 2008 financial statements on a note, together with an estimate of their possible effects. If necessary, the Company may give the reasons for not disclosing these estimates.

Given the extent and complexity of the changes brought about by the Law and that its regulation will require several new pronouncements by regulatory agencies aiming at the financial statement’s alignment and comparability with current presentation, the Company’s management opted to apply the provisions of Law No. 11,638/2007 only to the financial statements for the year ending 2008. However, as required, the Company discloses the effects of Law No. 11,638/2007 in a note, in addition to recognizing the items considered of immediate application under CVM Instruction No. 469/2008 on the financial statements as of September 30, 2008., as follows:

1. Tax incentives resulting from government donations or grants for investment will no longer be classified as capital reserve and will be recorded in operations. The corresponding net income may be allocated to an income reserve and deducted from the calculation base of the mandatory dividend.

No adjustments in this item were identified. The balance of the capital reserve corresponding to investment donations and grants at 2007 end was kept in the respective account until its total realization as provided for in Law No. 11.638.

2. Investments in affiliated companies, on whose management the Company has a significant influence or in which the Company has 20% or more of ownership interest, in controlled companies or other related companies part of the same group or under the same control will be valued by the equity method.

22 new investments in affiliated companies have been identified and recognized in the first quarter of 2008. All of them correspond to an indirect interest, which falls into the provisions established above. The effect on operations in the third quarter of 2008 is a revenue of R$155,183 thousand, recognized under the caption ownership interest in the statement of operations.

3. Assets and liabilities resulting from short-term or long-term transactions, in case of material effects, will be discounted to present value.

The Company’s management identified the need to discount to present value liabilities incurred with the decommissioning of assets recorded under the same caption in non-current liabilities. In the quarter ended September 30, 2008 the discounted present value totaled R$293,919 thousand (as of June 30, 2008 – R$240,815 thousand) generating an increase in shareholders’ equity by this amount. As of December 31, 2007, if this adjustment had been made it would have caused shareholders’ equity to increase by R$259,690 thousand.

4. Disclosure of share-based compensation on a note to the quarterly information and financial statements while specific standards establishing how to account for it are not issued.

Not applicable.

5. Foreign companies that raise funds in Brazilian capital markets by issuing BDRs and adopt international accounting standards are exempt from reconciling shareholders’ equity to income (loss).

Not applicable.

Among the main changes introduced by Law No.11,638/2007, management highlights the following points which may change the presentation of financial statements due to the application of new criteria from this year:

1. Financial instruments, including derivatives, receivables and trade notes classified as current or long-term assets are now valued:

a) at their market or equivalent value, when they are trading or available for sale securities;

b) at their acquisition or issue cost, restated according to legal or contract provisions, adjusted to realizable value, when lower, for other investments and receivables and trade notes.

2. Upon consolidations, spin-offs or mergers made between independent parties whereby controlling interest is actually transferred, the assets and liabilities of the company to be merged, consolidated or spun-off will be recognized at their market value.

3. Recording of the leased asset in property, plant and equipment and recognition of the finance lease debt.

4. The revaluation surplus balances may be reversed by year end.

The Company’s revaluation surpluses reflect investments in affiliated companies accounted for under the equity method. Maintaining the revaluation surplus balances until their actual realization or their reversal by year end will be decided according to the procedure to be adopted by affiliated companies CEMAT and CELPA.

5. Deferred charges are made up of pre-operating and restructuring expenses.

On January 29, 2008 CVM also issued Resolution No. 534/2008 on the effects of changes in exchange rates and translation of financial statements. This resolution is applicable to the year ended December 31, 2008.

In order to align the notes on financial instruments presented, CVM issued decision CVM 550 on October 17, 2008. Such requirements are presented on note 36 of the financial statements for the third quarter.

Management is assessing the possible impacts to measure and disclose the effects of the changes in accounting practices, particularly the creation of new accounts and the introduction of new criteria for classifying and valuing assets and liabilities. However, the effects of changes already applied as of September 30, 2008 are the following:

	R$ thousand

	COMPANY	CONSOLIDATED

Assets
Increase in permanent investments	447,691	155,183

Liabilities
Reduction in the liability incurred with the
decommissioning of assets – discount to present	-	293,919
value

Income (loss)
Equity method accounting	447,691	155,183
Discounted present value	-	293,919

Net effect on the quarter’s income	447,691	449,102

At this moment and under current circumstances, until the new law is further explained, especially its application, including ANEEL's regulation, the Company's management understands that it is not yet possible to assess and quantify, with reasonable assurance and without putting the investors’ decision making at risk, the possible effects on the Company’s financial statements of the full adoption of Law No. 11,638.

The Company’s operations are the same as those disclosed on the financial statements as of December 31, 2007 with the changes introduced by Law No. 11,651/2008. This Law authorizes the Company to form partnerships directly or through its controlled companies, with or without capital contribution, to set up business consortiums, and acquire controlling or non-controlling ownership interest in companies in Brazil and abroad for the direct and indirect production and transmission of electricity.

Additionally, given the changes on the electricity distribution business and the new management model of Eletrobrás System’s electricity distribution companies, previously called Federal Companies and recorded as Temporary Investments, starting this quarter these companies will be recorded as permanent investments and be included in Eletrobrás System’s Consolidated Financial Statements.

The consolidated Quarterly Information was prepared according to the provisions set forth by CVM Instruction 247, of March 27, 1996, and includes the accounts of ELETROBRÁS and the following companies:

	ELETROBRAS’ INTEREST

	09/30/2008 and 06/30/2008

	Direct	Indirect

FURNAS	99.54%
CHESF	99.45%	-
ELETROSUL	99.71%	-
ELETRONORTE	98.66%	-
ELETRONUCLEAR	99.80%	-
ITAIPU BINACIONAL (*)	50.00%	-
CGTEE	99.94%	-
MANAUS ENERGIA (**)	100.00%	-
ELETROPAR	81.61%	-
CERON	99.96%	-
CEAL	75.17%	-
CEPISA	98.56%	-
ELETROACRE	93.29%	-
BOA VISTA ENERGIA (***)	-	100%

(*) - Under joint control with ANDE (Paraguay).
(**) - Indirect interest through ELETRONORTE until May 2008.
(***) – Indirect interest through ELETRONORTE.

The financial statements of ITAIPU Binacional are prepared in U.S. dollars and translated into Reais at the exchange rate published by the Central Bank of Brazil on September 30, 2008 - US$ 1.00: R$ 1.9143 (June 30, 2008 - US$ 1.00: R$ 1.5919) .

In accounting for its operations, ITAIPU Binacional follows accounting practices generally accepted in Brazil and Paraguay, with due regard for specific provisions of the International Treaty signed by the Brazilian and the Paraguayan governments on April 26, 1973, which regulates ITAIPU Binacional. The main provisions are listed below:

a) Depreciation of facilities is not recorded, as the revenue is calculated based on charges on liabilities, not being included in the ”Cost of Electricity Service”, according to Attachment C to the Brazil-Paraguay International Treaty;

b) Retained earnings are not part of the Shareholders’ Equity, being appropriated to the Income (loss) Available for Offset item and reclassified as property, plant and equipment; and

c) In determining the return on equity capital, the realized profits are not taken into consideration, but shown as operating expenses in the Statement of Operations.

For analytical purposes only, a summary of the consolidated balance sheet and statement of operations excluding the effects of Itaipu Binacional's proportional consolidation is presented below. Intended to show the influence of ITAIPU Binacional's financial statements on the consolidated financial statements of ELETROBRÁS, given its specificities, this information should by no means be construed as representing the consolidated financial statements of ELETROBRÁS.

R$ thousand
CONSOLIDATED BALANCE SHEET
(for information purposes only)

	09/30/2008

	EXCLUDING	INCLUDING
	ITAIPU	ITAIPU

Assets

Current

Consumers and resellers	3,956,872	4,000,545
Loans and financing	1,451,547	1,426,587
Other	17,912,523	18,107,135

	23,320,942	23,534,267

Non-current

Long-term assets
Loans and financing	19,756,876	12,196,012
Other	9,387,487	9,518,445

	29,144,363	21,714,457

Investments	6,013,713	5,917,998
Property, plant and equipment, deferred	58,475,389	76,916,895
charges, and intangible assets

	64,489,102	82,834,893

Total assets	116,954,407	128,083,617

Liabilities and Shareholders’ equity

Current

Loans and financing	785,623	1,193,746
Trade accounts payable	2,957,877	2,325,019
Other	7,572,020	8,088,650

	11,315,521	11,607,415

Non-current

Loans and financing	5,726,315	15,768,887
Other	15,368,860	16,163,603

	21,095,175	31,932,490

Shareholders’ interest - ANDE	202,307	202,307
shareholders’ equity	84,341,405	84,341,405

	84,543,712	84,543,712

Total liabilities and shareholders’ equity	116,954,407	128,083,617

     R$ thousand
STATEMENT OF INCOME
(for information purposes only)

	09/30/2008

	EXCLUDING	INCLUDING
	ITAIPU	ITAIPU

Operating revenues
Electricity sale and transmission	21,763,219	21,877,178
Deductions	(1,602,926)	(1,602,925)
Other	270,870	270,915

	20,431,163	20,545,168

Operating expenses

Energy purchased for resale	(7,511,825)	(5,512,349)
Depreciation and amortization	(1,749,533)	(1,749,533)
ITAIPU’S income (loss) available for offset	-	(493,221)
Other	(7,702,826)	(8,555,884)

	(16,964,184)	(16,310,987)

Operating income before
financial income (loss)	3,466,979	4,234,181

Financial income (loss)	1,214,211	453,284

Income from ownership interest	624,564	617,414

Operating income	5,305,754	5,304,879

Non-operating loss	(295,391)	(294,516)

Income before corporate income tax	5,010,363	5,010,363
(IRPJ) and social contribution tax (CSLL)

CSLL and IRPJ	(1,952,560)	(1,952,560)

Income before ownership interests	3,057,803	3,057,803

Minority interest	40,284	40,284

Net income for the period	3,098,087	3,098,087

Earnings per thousand shares	R$ 2.74	R$ 2.74

NOTE 2 - CASH AND CASH EQUIVALENTS

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Cash and banks	3,580	31,345	141,074	139,684
Short-term investments	8,743,523	7,008,855	11,767,276	9,638,408

	8,747,103	7,040,200	11,908,350	9,778,092

The cash and cash equivalents are held at Banco do Brasil S.A., under specific legislation (Decree Law No. 1,290 of December 3, 1973) applying to Mixed-Capital Companies under federal control, and amendments arising from the Brazilian Central Bank Resolution No. 2,917 of December 19, 2001, which established new investment mechanisms for companies that are part of indirect government.

Readily realizable short-term investments are part of off-the-market investment funds, the return on which is calculated based on the Average SELIC Rate (Central Bank Overnight rate).

NOTE 3 - CONSUMERS AND RESELLERS OF ELECTRICITY

I - Receivables from consumers and resellers of electricity are detailed in Attachment I to these notes, and include the regulatory assets described in item I of note 9.

II – Sale of the electricity generated by ITAIPU Binacional

Under Law 10,438 of April 26, 2002, ELETROBRÁS is responsible for the acquisition of all the electricity produced by ITAIPU, thus becoming the distributor of this electricity in Brazil.

Accordingly, in the third quarter of 2008 21,915 GWh was sold. The electricity purchase rate charged by ITAIPU was US$21.99/kW and the selling rate was US$ 23.03/kW.

The proceeds from the sale of ITAIPU’s electricity under Decree No. 4,550 of December 27, 2002, in compliance with changes introduced by Decree No. 6,265 of November 22, 2007, are allocated as follows (see item II, note 9):

a) if positive, they must be apportioned ratably to individual consumption and credited as a bonus to the electricity bills of Residential and Rural consumers of the National Interconnected Power System using up to 350 kWh.

b) if negative, they are included by ANEEL in the calculation of the contracted power rate in the year subsequent to that when results are determined.

In the period ended September 30, 2008, electricity sales reported a surplus of R$303,318 thousand (second quarter of 2008 – R$129,357). The arising obligation is recorded as current liabilities under the caption “Reimbursement obligations”. The electricity sales’ net balance recorded as current liabilities under the caption “Reimbursement obligations” amounts to R$89,812 thousand. As of June 30, 2008 the balance is R$50,103 thousand recorded under the caption “Rights to reimbursement”.

III – PROINFA

In the first nine months of 2008, electricity sales under PROINFA (Alternative Electricity Sources Incentive Program) generated a net income of R$441,566 thousand (second quarter of 2008 – R$171,356 thousand), without any effect on ELETROBRÁS’ net income. PROINFA electricity sales’ net balance of R$885,790 thousand (June 30, 2008 – R$615,582 thousand) is recorded as current liabilities under the caption “Reimbursement obligations”.

IV – Electricity Sales Chamber - CCEE

The amounts relating to transactions conducted at CCEE are recorded according to the information given by CCEE itself.
In this third quarter of 2008, a net credit of R$26,630 thousand arose from these operations for ELETROBRÁS and its controlled companies.

Controlled company FURNAS has R$293,560 thousand of receivables for the sale of energy at the former MAE in the period between September 2000 and September 2002. Their financial settlement has been suspended due to injunctions granted in the course of legal actions filed by electricity distribution concessionaires against ANEEL and MAE, presently CCEE. Given the receivables' uncertain realization, the Company has recognized an allowance for doubtful accounts in an amount equivalent to the total receivables recognized in the last quarter of 2007.

In accordance with the rules established by the Overall Agreement for the Electricity Sector, the resolution of those disputes would imply a new determination of amounts, which would be settled between the parties without CCEE’s intervention. To that end, management intends to keep negotiating a solution for the settlement of the receivables (see note 6, item c), including ANEEL and CCEE as parties to the negotiations.

V – Allowance for doubtful accounts

The Company set up an allowance for doubtful accounts in accordance with rules established by ANEEL according to an analysis of the overdue accounts receivable and past history of losses, in an amount deemed sufficient by management to cover possible losses on any such accounts. The balance as of September 30, 2008 is R$779,550 thousand (as of June 30, 2008 - R$1,655,388 thousand), composed as follows:

	R$ thousand

	CONSOLIDATED

	09/30/2008	06/30/2008

Extraordinary Rate Adjustment – RTE (Free Energy	114,968	111,776
– Revenue Loss and Portion A)

Consumers and resellers
CEA	526,932	492,724
Other	844,090	757,328

	1,371,022	1,250,052

CCEE – Short-term electricity	293,560	293,560

	1,779,550	1,665,388

The balance of the allowance for doubtful accounts – RTE is made up of provisions accrued to cover possible losses on the realization of assets recognized for revenue loss, portion A and free energy (see note 9).
For tax purposes, the excess of provision recognized as per Law No. 9,430/1996 is being added to taxable income for calculating the corporate income tax due and also to the social contribution tax basis.

NOTE 4 – LOANS AND FINANCING GRANTED

Loans and financing receivable are granted using ELETROBRÁS’ own funds, sectorial funds, foreign funds raised with international development agencies, financial institutions, and the issue of bonds in the international financial market. (See Attachment II).
All loans and financing are supported by contracts signed with borrowers. Most of these amounts are expected to be amortized in monthly installments over an average 10-year period, at an average 9.89% annual interest rate, weighted by the portfolio balance.

Loans and financing granted under foreign-currency-adjustment clauses account for nearly 46% of the total loan portfolio, whereas those adjusted using indexes representing domestic price levels account for 27% of the portfolio.

I – Receivables from AES-ELETROPAULO – legal action

In 1989, ELETROBRÁS filed a collection lawsuit against ELETROPAULO for receivables arising from financing agreements overdue under the criteria established on the clauses and conditions thereof.

A decision was rendered in April 1999 sentencing ELETROPAULO to pay the financed overdue amount. Subsequently, the decision was made final and unappealable, meaning that ELETROPAULO did not appeal the lower court decision. Therefore, ELETROBRÁS initiated legal enforcement proceedings at the Fifth Civil Court of Rio de Janeiro for payment.

However, in January 1998, ELETROPAULO’s assets were partially spun off, originating three different companies - EMAE – Empresa Metropolitana de Águas e Energia S.A., EPTE – Empresa Paulista de Transmissão de Energia S.A. and EBE – Empresa Brasileira de Energia S.A.. The corporate name of ELETROPAULO – Eletricidade de São Paulo S.A. was changed to Eletropaulo Metropolitana Eletricidade de São Paulo S.A..

ELETROPAULO claimed illegitimacy due to the Partial Spin-Off Agreement. The claim was dismissed and enforcement was pursued. In December 2003 ELETROPAULO filed an interlocutory appeal to suspend the decision on the pursuit of the enforcement. The court granted the appeal understanding that ELETROPAULO would not be a legitimate defendant but rather CTEEP – Companhia de Transmissão de Energia Elétrica Paulista (former EPTE) because of the spin-off agreement mentioned above.

ELETROBRÁS filed extraordinary and special appeals challenging the decision on ELETROPAULO’s appeal. ELETROBRAS obtained a favorable decision stating the enforcement should be continued and that ELETROPAULO’s defense should be challenged by filing a motion to stay collection filed by the debtor and not through a plea of lack of jurisdiction. ELETROPAULO filed a motion for clarification of judgment, a special appeal according to specific court regulations and finally a request for resolution of conflict in decision. A final decision was rendered in November 2007, denying all ELETROPAULO’s appeals. After exhausting all possibility of success before the Superior Court of Justice - STJ, ELETROPAULO filed an extraordinary appeal to the Federal Supreme Court - STF, which was rejected by Justice Humberto Gomes de Barros, as per the decision published on March 28, 2008.

In view of that scenario, ELETROBRÁS’ management will go ahead with the enforcement and, supported by the opinion of its legal advisors, considers the realization of the receivable as virtually certain.

As of September 30, 2008, these receivables had a book value of R$392,198 thousand, considering the original terms of the contract with ELETROPAULO, which adjusted according to the indexes used by the judiciary, reach the amount of R$1,031,341 thousand.

The Company’s management, on a conservative basis, did not record the adjustment portion based on criteria different from those agreed upon in the contracts, opting to wait for the execution.

II – Allowance for doubtful accounts

The Company conservatively maintains a provision for doubtful accounts referring to the principal and debt service of several delinquent companies in the amount of R$107,822 thousand (June 30, 2008 - R$ 98,877 thousand).

These allowances are deemed sufficient by the Company’s management to cover possible losses on any such accounts, according to portfolio analyses.

NOTE 5 - RETURN ON INVESTMENTS

This refers to dividends and interest on equity capital receivable, net from Withholding Income Tax, arising from investments of a permanent nature held by ELETROBRÁS:

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

FURNAS	178,609	173,031	-	-
ITAIPU Binacional	17,988	14,149	-	-
ELETROSUL	50,977	49,385	-	-
ELETRONUCLEAR	30,345	29,407	-	-
CEMAR	1,273	1,273	1,273	1,273
CTEEP	83,911	115,187	83,911	115,187
Other	38,783	35,814	56,316	53,349

	401,886	418,246	141,500	169,809

NOTE 6 - RESCHEDULED RECEIVABLES

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

CURRENT
CEB	17,552	31,702	48,926	61,604
CELG	52,110	43,334	77,154	68,066
AES-SUL	10,293	8,749	10,293	8,749
Rollover of States’ debts	-	-	231,952	236,250
Other	14	11	220,721	225,625

	79,969	83,796	589,046	600,294

NON-CURRENT
CEB	-	-	187,045	185,107
CELG	157,298	141,696	452,023	438,394
Rollover of States’ debts	-	-	1,009,928	1,086,854
Other	16,304	14,947	280,957	240,009

	173,602	156,643	1,929,953	1,950,364

	253,571	240,439	2,518,999	2,550,658

The rescheduled receivables are formalized through agreements stipulating repayment of accumulated debt in installments, plus interest and monetary adjustments, as well as the term for amortization of the principal and charges. The Company deems all these receivables recoverable, the following being worth mentioning:

a) Receivables arising from electricity passed on to CEB

ELETROBRÁS has receivables from CEB arising from sale by FURNAS of electricity generated by ITAIPU Binacional, which have been subrogated since January 2003. In that year, these receivables were rescheduled due to default on the part of Distrito Federal-based CEB in the amount of R$ 163,892 thousand. The rescheduling establishes, among other things, the payment of overdue debt by the end of 2008 (i.e., in 60 months’ time). This debt is adjusted using SELIC rate and is collateralized by a security interest in 4% of CEB’s gross monthly sales, which are directly transferred to ELETROBRÁS by the financial institution working for CEB.

The amount receivable as of September 30, 2008 is R$17,552 thousand (as of June 30, 2008 - R$31,702 thousand).

Controlled company FURNAS also rescheduled receivables from CEB, in the amount of R$191,129 thousand, referring to its own energy, payable in 144 monthly installments beginning in August 2003. Each installment corresponds to 3% of its gross sales and may be automatically extended to the date of the final payment. The unpaid balance as of September 30, 2008 in the amount of R$218,419 thousand (as of June 30, 2008 - R$215,009 thousand) is subject to restatement based on the variation of IGP-M, plus interest of 1% p.m. Part of these credit rights in the amount of R$162,000 thousand was assigned to the FIDC – Receivables Investment Fund – FURNAS II (See Note 24).

b) Receivables arising from electricity passed on to CELG

In 2003 ELETROBRÁS rescheduled with CELG the receivables arising from ITAIPU Binacional’s energy passed on to CELG and subrogated by FURNAS to ELETROBRÁS, in the amount of R$ 392,021 thousand. The terms of the rescheduling establish the realization of those receivables by direct transfer by the financial institution which collects CELG’s bills of 3.34% of the latter’s gross monthly sales. The period for payment is 216 months from January 2004. The debt balance is subject to adjustment based on the U.S. dollar variation against the Real.

The debt balance as of September 30, 2008 amounts to R$209,408 thousand (as of June 30, 2008 - R$185,030 thousand), of which R$157,298 thousand recorded as non-current assets (as of June 30, 2008 – R$141,696 thousand).

Likewise, in December 2003 the controlled company FURNAS rescheduled R$378,938 thousand of own energy receivables, payable in 216 months, monthly adjusted using the IGP-M variation and bearing interest at 1% p.m. The monthly payment corresponds to 2.56% of CELG’s gross sales, with guarantee supported by a blocked bank account. The debt balance as of September 30, 2008 is R$319,769 thousand (June 30, 2008 - R$321,430 thousand). Part of these receivables in the amount of R$258,000 thousand was assigned to the FIDC – Receivables Investment Fund – FURNAS II (See Note 24).

c) Receivables arising from sale at the CCEE

In August 2005, the controlled company FURNAS rescheduled CEMIG’s debt, in the amount of R$62,308 thousand, relating to free energy sold in the CCEE’s sphere of action in the period from September 2000 through September 2002, corresponding to the Emergency Power Saving Program period. The rescheduled receivable amounts to R$21,763 thousand and it is being amortized. The amount is restated based on the SELIC rate plus interest at 1% p.a.

d) Rollover of States’ debts

In accordance with the Public Sector Financial Recovery Program implemented by Law No. 8,727/93, controlled company FURNAS entered into a receivables assignment agreement with the Federal Government in order to refinance CELG’s power purchase debt existing at that time, which have been paid in 240 monthly installments since April 1994. Receivables are adjusted using the IGP-M and bear annual interest of 11%, amounting to R$567,635 thousand as of September 30, 2008 (June 30, 2008 – R$553,086 thousand). Part of these receivables, in the amount of R$228,000 thousand, was assigned to the FIDC – Receivables Investment Fund – FURNAS II (See Note 24).

Also, the controlled company ELETROSUL has receivables from the Federal Government amounting to R$671,431 thousand as of September 30, 2008 (June 30, 2008 – R$664,258 thousand), of which R$ 549,743 thousand recorded in non-current assets (June 30, 2008 – R$549,361 thousand). These credits, adjusted using the IGP-M and bearing interest of 12.68% p.a., arise from the assumption of the controlled company’s receivables from state electricity concessionaires, which have been realized since April 1994 in 240 monthly installments.

In accordance with the legislation in force, should any receivable balance be outstanding after the 20-year period has elapsed, installment payments may be extended for another 10 years.

This hypothesis is possible, since the Federal Government only passes on the funds actually received from the States, which in turn face restrictions imposed by law on the level at which revenues may be earmarked.

The portfolio of loans and financing granted by ELETROBRÁS, detailed on Attachment II, already includes the effects of the inclusion of these receivables.

NOTE 7 - MARKETABLE SECURITIES

		R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

NON-CURRENT
CFT-E1	203,602	198,877	203,602	198,877
NTN-P	133,360	130,718	136,845	133,393
Earnings from partnerships	330,505	321,647	330,505	321,647
Founders’ shares	652,575	652,575	652,575	652,575
Other	11,361	3,602	12,370	5,069

	1,331,403	1,307,419	1,335,867	1,311,561

a) CFT-E1 –These non-interest bearing government securities are subject to the General Market Price Index (IGP-M) variation and mature from August 2012. ELETROBRÁS maintains a valuation allowance as of September 30, 2008 based on discounts applied in capital markets in the amount of R$106,799 thousand (June 30, 2008 – R$106,799 thousand) and which is shown as a contra account to the related asset. It is the Company’s intention to redeem the securities at maturity.

ELETROBRÁS signed a loan for use agreement whereby it assigned 140,775 securities to controlled companies ELETRONORTE, CHESF, ELETROSUL and FURNAS. These securities have a face value of R$282 thousand and will be deposited in escrow by companies for legal proceedings.

The securities will remain pledged until legal proceedings are completed or else until February 1, 2012. The loan for use agreement will not impose any lien on the companies. If any legal case has an unfavorable outcome for the companies, they must have the pledged securities replaced by other asset. If the asset is not changed and the securities are auctioned by court order, the companies must pay ELETROBRÁS their value.

b) NTN-P – These securities are received in payment upon the disposal of corporate investments made under the Brazilian Privatization Program (PND). They bear interest at the TR – Reference Rate published by the Central Bank of Brazil, plus 6% p.a. on the adjusted amount. Redemption date is set as from February 2012 and it is the Company’s intention to redeem the securities at maturity.

ELETROBRÁS signed a loan for use agreement whereby it assigned 24,586,651 NTN-Psecurities to ELETRONUCLEAR. These securities have a face value of R$52 thousand and will be pledged as security by the company involved in legal proceedings.

The securities will remain pledged until legal proceedings are completed or else until February 1, 2012. The loan for use agreement will not impose any lien on ELETRONUCLEAR. If any of the legal actions have an unfavorable outcome for the company, it must timely have the pledged securities replaced by other asset. If the asset is not changed and the securities are auctioned by court order, ELETRONUCLEAR must pay ELETROBRÁS their value.

c) Other – These refer basically to investment certificates resulting from tax incentives in connection with projects in FINOR (Northeast Investment Fund)/FINAM (Amazon Investment Fund) areas where controlled companies CHESF and ELETRONORTE operate. A provision for losses thereon was set up in prior years at market values in the amount of R$284,685 thousand (R$283,961 thousand as of June 30, 2008), which is shown as a contra account to the related asset.

d) EARNINGS FROM PARTNERSHIP – These refer to the earnings from investments under a partnership scheme (See Note 13) bearing average interest at the IGP-M rate plus 12% to 13% p.a. on the contributed capital, as follows:

	R$ thousand

	COMPANY AND
	CONSOLIDATED

	09/30/2008	06/30/2008

EATE	48,339	57,109
TANGARÁ	61,191	57,631
ELEJOR	67,530	62,633
ITIQUIRA	119,579	110,085
Other	33,866	34,189

	330,505	321,647

f) FOUNDERS’ SHARES – These arise from the restructuring of ELETROBRÁS' investment in INVESTCO S.A.. These securities bear annual interest equivalent to 10% of the companies’ profits, payable together with dividends and redeemable by October 2032 through conversion in preferred shares of capital stock in the companies and amounts listed below:

	R$ thousand

	COMPANY AND
	CONSOLIDATED

	09/30/2008	06/30/2008

PAULISTA LAJEADO	49,975	49,975
LAJEADO ENERGIA	266,798	266,798
EDP LAJEADO	184,577	184,577
CEB LAJEADO	151,225	151,225

	652,575	652,575

Because of the changes on the electricity distribution business and the new management model of Eletrobrás System’s electricity distribution companies, previously called Federal Companies and recorded as Temporary Investments, starting this quarter these companies will be recorded as permanent investments and be included in Eletrobrás System’s Consolidated Financial Statements. Such investments are presented in note 13.

NOTE 8 - TAX CREDITS AND DEFERRED TAX ASSETS

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

TAX CREDITS

CURRENT ASSETS

IRRF (Withholding Income Tax)	513,765	390,586	575,526	452,797
Prepaid IRPJ and CSLL	677,885	732,842	1,111,784	999,440
Corporate income and social contribution tax losses	-	-	21,109	19,768
Temporary differences in corporate income and	-	-	8,203	297,257
social contribution taxes
PASEP/COFINS (taxes on sales) available for	4,484	4,367	57,609	90,770
offset
Recoverable ICMS (State VAT)	-	-	88,649	74,282
Other	-	-	379,584	23,839

	1,196,134	1,127,795	2,242,464	1,958,153

The above tax credits will be offset upon filing of the Company’s 2009 Income Tax Return for calendar year 2008 against corporate income and social contribution tax liabilities.

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

TAX CREDITS

NON-CURRENT

Recoverable ICMS (State VAT)	-	-	1,003,916	963,329

DEFERRED TAX ASSETS:
Income and			16,788	27,252
social contribution tax losses	-	-
Provision for interest on equity	-	-	-	-
capital (JCP)
Temporary differences	-	-	100,109	96,357
Provision for contingencies	457,407	457,407	478,383	473,859
Allowance for doubtful accounts	45,352	81,371	47,725	79,532

	133,105	132,859	135,255	133,006
Other	120,487	994,741	205,157	1,089,279

	756,351	1,666,378	1,987,333	2,862,614

Deferred tax credits refer to temporary differences in IRPJ and CSLL tax bases, and will be used as these differences are realized.

Considering the Company's profitability record and the expected taxable income generation in the next years, the recognition of those assets depends on the realization of the recorded deferred tax assets. This realization is grounded in the analysis of future trends and technical studies based on internal assumptions, macroeconomic, commercial and tax scenarios that may change in the future.

Given the nature of tax credits, their realization is expected for the next five to eight fiscal years, when triggered by taxable events.

Unconstitutionality of PIS/PASEP and COFINS - The Federal Supreme Court declared paragraph 1, article 3 of Law 9,718/98, which expanded the PIS/PASEP and COFINS tax bases, unconstitutional. It also changed the concept of billing to include all revenues earned by legal entities, regardless of the type of activity carried out and the accounting classification adopted. That provision had no legal supporting basis, which is why it was subsequently amended.

Based on the CTN, Brazilian Tax Code, the ELETROBRÁS System’s companies filed a claim for the recognition of the right to the credit and reimbursement of the overpaid amount because of the unconstitutionality of the expansion of PIS/PASEP and COFINS tax bases. To the date of completion of these financial statements, the claims had not been judged.

The ELETROBRÁS System’s companies hold potential PIS/PASEP and COFINS credits waiting for a decision, and therefore, have not been recognized on these financial statements, given that the decision on the unconstitutionality of the matter only benefits the companies whose appeals have already been judged.

NOTE 9 - REGULATORY ASSETS

I – Overall Agreement for the Electricity Sector

The Brazilian electricity sector was subjected to an Emergency Electricity Consumption Reduction Program, which lasted from June 1, 2001 to February 28, 2002.

Under Law 10,438/2002, which put into practice the legal instruments for implementation of the General Electric Sector Agreement due to the Reduction Program, ANEEL was authorized to implement the RTE – Extraordinary Tariff Adjustment, with the objective of standing up to the financial impact on the Brazilian Interconnected Electric System, then under the effect of the said program.
Accordingly, the generating companies recognized credits for free energy, revenue loss and portion A realizable pursuant to the Overall Agreement for the Electricity Sector by collecting the Extraordinary Rate Adjustment from final consumers within a deadline set by ANEEL, which varies according to the distributing company.

In compliance with Circular Letter ANEEL No.2,409, of December 14, 2007, in this quarter the Company recognized losses on free energy not billed by distributing companies within the period established by legislation in the amount R$683 thousand (R$148,354 thousand in the second quarter). That is recorded as operating expenses under the caption “Losses on the realization of assets”, which was fully accrued by the fourth quarter of 2007. As of September 2008 total losses reached the amount of R$513,744 thousand.

The provision in the same amount was reversed, and no effect was produced on 2008's result.

The net residual amounts recorded as regulatory assets resulting from the Overall Agreement for the Electricity Sector were recorded under the caption “Consumers and Resellers” (see Attachment I) as follows:

R$ thousand

CONSOLIDATED

Extraordinary Rate Adjustment (RTE) – Portion A, Free Energy
and Generating Company Reimbursement

Balance as of June 30, 2008	153,160
(-) Losses	(683)
(-) Realized	-

Realizable balance as of September 30, 2008	152,477

Allowance for doubtful accounts

Balance as of June 30, 2008	(111,776)
(+) Reversal	154
(-) Recognition	(3,346)

Balance as of September 30, 2008	(114,968)

Under the terms of the mentioned ANEEL Circular Letter No. 2,409/2007, the realizable balance corresponding to ‘free energy’, net of losses already recognized, is R$152,477 thousand (R$330,971 thousand as of June 30, 2007) and will be accounted for in the same manner if it is not realized within the established periods. Most of the amounts will mature by 2009.

In accordance with the terms of the same ANEEL Circular Letter, and supported by studies prepared by management, the Company has set up an allowance for doubtful accounts of R$114,968 thousand deemed sufficient to cover possible losses that may be sustained until the end of the realization period.

II – Resulting from the sale of electricity generated at ITAIPU Binacional

Pursuant to Law No.11,480/2007 the adjustment rate applied to the financing contracts entered into with ITAIPU Binacional and the credit assignment agreements entered into with the Federal Treasury starting in 2007 was withdrawn. Accordingly, ELETROBRAS is entitled to fully maintain its flow of receipts.

Besides, Decree 6,265 of November 22, 2007 was also issued with the purpose of regulating the sale of ITAIPU Binacional’s electricity, defining the different rate to be applied to the energy transfer rate, creating a regulatory asset for the annual difference calculated, corresponding to an annual adjustment factor taken from financing contracts to be annually included in the energy transfer rate starting in 2008.

Accordingly, from 2008 the rate charged for transferring the energy from ITAIPU Binacional includes the difference caused by the elimination of the annual adjustment factor, whose amounts should be annually defined through an Interministry Ordinance issued by the Finance Ministry and Ministry of Mining and Energy. The energy transfer rate in effect in 2008 includes an amount of R$65,196 thousand, (or US$36,807 thousand) approved by the Finance Ministry and Ministry of Mining and Energy Interministry Ordinance No. 318/2007.

The balance of regulatory assets represented by the caption “Rights to reimbursement” in non-current assets results from the sale of ITAIPU Binacional’s electricity in the period from January 2007 to September 2008. It totals US$1,070,151 thousand, of which US$602,563 will be passed on to the Federal Treasury. The balance includes the portion of US$ 333.103 thousand already established by the Finance Ministry and Ministry of Mining and Energy Interministry Ordinance No 318/2007 of December 17, 2007 for 2007, of which US$170,654 thousand will be passed on to the Federal Treasury by 2023. These amounts will be realized with their inclusion in the energy transfer rate to be charged until 2023.

The method for determining the regulatory asset was defined by the Finance Ministry and Ministry of Mining and Energy Interministry Ordinance No. 313/2007 of December 11, 2007.

NOTE 10 - STUDIES AND PROJECTS

Studies and projects mainly refer to costs incurred by the Company with feasibility studies focusing the use of river basins and transmission lines for construction of new hydroelectric power plants and transmission systems.

Among these, the study of Rio Uruguay basin’s use, conducted in accordance with the Argentina-Brazil International Treaty for implementation of the Garabi Plant, is worth mentioning. The costs incurred thereon until September 30, 2008, in the amount of R$30,921 thousand (as of June 30, 2008 – R$ 30,921 thousand) are deemed recoverable by the Company’s Management.

Studies and projects also comprise costs incurred with several other studies and projects aiming at the development of the water potential particularly of Madeira and Xingu rivers. According to Article 45 of Law n° 8,987/95, these assets will be indemnified by the Granting Authority using funds obtained on the bid for concessions to develop this potential.

Below, the amount of expenses with studies and projects, including those referring to the concessions to be bid for, already adjusted to reflect its probable realizable value:

	R$ thousand

PROJECTS	09/30/2008	06/30/2008

Study of Uruguay river basin	30,921	30,921
Study of Madeira river basin	26,500	26,500
Study of Lower Araguaia – Tocantins basin	7,000	7,000
Study of Xingu river basin	40,000	40,000
Study of Tapajós river basin	7,000	7,000
Study of Trombetas – Erepecuru river complex	7,500	7,500
Study of Middle Tocantins basin	20,078	20,078
Barra do Peixe hydroelectric power plant	9,374	9,374
Belo Monte hydroelectric power plant	52,256	52,256
Cachoeira Porteira hydroelectric power plant	17,521	17,521
Serra Quebrada hydroelectric power plant	27,163	27,163
Ji-Parana hydroelectric power plant	10,667	10,667
Other studies	42,285	40,387

TOTAL - COMPANY	298,265	296,367

Feasibility study of the Bezerra river delta	14,086	14,086
Other studies	5,457	5,457

TOTAL - CONSOLIDATED	317,808	315,910

NOTE 11 – NUCLEAR FUEL INVENTORIES

Nuclear fuel used in Angra I and Angra II thermonuclear plants comprises elements produced with metal alloys and uranium pellets.

In this initial stage, the uranium ore and the services required for its production are acquired and accounted for as non-current long-term assets under Nuclear Fuel Inventories. After the production process is finished, the portion to be consumed during the following 12 months is classified as current assets under the caption “Stockroom”. As of September 30, 2008, the amount totals R$286,903 thousand (R$243,325 thousand as of June 30, 2008).

The monthly amortization is recognized as operating expenses in a proportionate manner, taking into account the energy actually generated monthly, in comparison with the total energy calculated for each fuel element. Periodically, inventories and assessments of the nuclear fuel elements, which have been through the electricity generation process and are stored at the spent fuel deposit, are performed.

Nuclear fuel inventories for the operation of Angra I and Angra II thermonuclear plants were as follows as of September 30, 2008:

	R$ thousand

	CONSOLIDATED

	09/30/2008	06/30/2008

NON-CURRENT
Nuclear fuel inventories
Uranium concentrate	73,863	40,555
Ready elements	219,064	335,149
Stockroom supplies	240,704	245,023
Ongoing services – nuclear fuel	105,737	28,947

	639,368	649,674

NOTE 12 - ADVANCES FOR AN INCREASE IN PARENT COMPANY’S OWNERSHIP INTEREST

The amounts referring to advances for future capital increase in the companies listed below are recorded by ELETROBRÁS under Noncurrent assets:

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Controlled companies:

FURNAS	31,154	31,154	-	-
CHESF	294,397	294,397	-	-
ELETROSUL	94,576	94,576	-	-
ELETROPAR	62,285	62,285	-	-
ELETRONORTE (*)	1,213,233	1,220,553	-	-
ELETRONUCLEAR	287	278	-	-

	1,695,932	1,703,243	-	-

Other investments	4,027	4,027	4,027	4,027

	1,699,959	1,707,270	4,027	4,027

(*).ELETROBRÁS authorized the addition of these amounts by means of letter CTA-DF-4194/2008. The process, however, depends on the approval from shareholders and will be submitted to their appreciation at the next general meeting.

NOTE 13 - INVESTMENTS

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Equity in earnings of controlled companies
a) Controlled companies (Attachment III)	40,367,520	40,436,964	-	-

b) Affiliated companies
CEEE-D (b)	7,451	7,451	7,451	7,451
CEEE-GT (b)	116,711	116,711	116,711	116,711
EMAE (b) and (c)	274,493	274,492	274,493	274,492
CEMAT (b) and (c)	450,610	450,610	450,610	450,610
CTEEP (a) and (c)	1,483,681	1,442,938	1,483,681	1,442,938
CEMAR (b)	188,290	188,290	188,290	188,290
CELPA (b)	365,724	365,724	365,724	365,724
LAJEADO ENERGIA (b) and	239,110	231,217	239,110	231,217
(c)
CEB LAJEADO (b) and (c)	63,931	63,931	63,932	63,931
EDP LAJEADO(b) and (c)	110,919	107,637	110,919	107,637
PAULISTA LAJEADO (b) and	25,273	25,272	25,273	25,272
(c)
ENERPEIXE (a)	-	-	439,693	440,551
STN (b)	-	-	116,820	110,889
ARTEMIS (b)	-	-	70,433	69,984
SC ENERGIA (b)	-	-	94,987	118,716
RS ENERGIA (b)	-	-	84,179	89,837
UIRAPURU (b)	-	-	21,753	22,023
ETAU (b)	-	-	15,996	15,674
OTHER (b)	-	-	1,028,340	754,229

	3,326,193	3,274,273	5,198,395	4,896,176
Acquisition cost
CESP	269,680	269,680	269,680	269,680
CELESC	28,242	28,242	28,242	28,242
AES TIETÊ	23,046	23,046	23,046	23,046
COELCE	15,329	15,329	15,329	15,329
CDSA	11,802	11,801	11,802	11,801
SAELPA	11,272	11,272	11,272	11,272
GUASCOR	3,300	3,300	3,300	3,300
ITIQUIRA	41,339	41,339	41,339	41,339
EATE	17,548	22,068	17,548	22,068
TANGARA	21,738	21,738	21,738	21,738
ELEJOR	44,452	44,452	44,452	44,452
Other investments	36,480	37,309	231,855	264,050

	524,228	529,576	719,603	756,317

	44,217,941	44,240,813	5,917,998	5,652,493

(a) Financial statements audited by other independent auditors.

(b) Limited review report of independent auditors for the Financial Statements not available until the closing date of these financial statements.

(c) It does not have an interest in voting capital. However, it has a significant influence on the Company’s management.

The valuation of investments in relevant controlled and affiliated companies was based on the investee’s equity as of a date before September 30, 2008.

Several lawsuits against ELETROBRÁS are under way, whose proceedings are at different stages (See Note 26). The assets below, representing 5.47% of the total investment portfolio, were pledged as guarantee for the Company to appeal against court decisions on these lawsuits:

	R$ thousand		R$ thousand

	Investment	Blocking
Investments	amount	percentage	Blocked investment

CTEEP	1,483,681	83.33%	1,236,351
EMAE	274,492	100.00%	274,492
CESP	269,680	95.82%	258,407
AES TIETE	23,046	89.19%	20,555
COELCE	15,329	100.00%	15,329
DUKE	3,344	62.48%	2,089
CEMAT	450,610	86.64%	390,409
CEB	3,528	50.00%	1,764
CELPA	365,724	5.31%	19,420
CELPE	4,689	70.32%	3,297
CELESC	28,242	15.24%	4,304
CEEE-GT	116,711	87.39%	101,994

Total	3,039,076	-	2,328,411

Other investments	41,178,865		-

	44,217,941	5.27%	2,328,411

The Company owns common shares of state energy concessionaires previously owned by several Brazilian states, which were acquired as a result of PND.

Those shares, which are included in the PND, are valued according to the book value of the above companies’ equity, in order to identify and measure possible losses on realization, and considering that they have no actual market value.

The balance as of September 30, 2008, basically represented by advances for future increase in capital, is shown net of R$2,434,380 thousand (R$2,447,038 thousand as of June 30, 2008) mostly corresponding to prior years’ accumulated provisions for losses, as shown below:

CEPISA and CERON have shareholders’ deficit in the amounts of R$214,178 thousand and R$112,295 thousand, respectively. ELETROBRÁS has set up a provision to cover such deficit in the amount of R$316,180 thousand (R$295,766 thousand as of June 30, 2008), considering the financial recovery commitments made under the PND.

On March 28, 2008, the Annual General Meeting of Companhia Energética do Amazonas S.A.– CEAM approved its merger into Manaus Energia S.A. - MESA., wholly-owned subsidiary of Centrais Elétricas do Norte do Brasil S.A.– ELETRONORTE. ELETROBRÁS had 97.96% of CEAM’s capital stock and holds 98.66% of ELETRONORTE’s capital stock.

As a result of the merger a provision for CEAM’s investments in the amount of R$697,150 thousand was fully reversed with an offsetting entry to operations in the first quarter of 2008. The provision for shareholders’ deficit in the amount of R$657,508 thousand was also reversed in the first quarter, totaling a reversal of R$1,354,658 thousand.

CEAM and MESA supply electricity to the interior and the capital of Amazonas State, respectively. The transaction, made in compliance with ELETROBRÁS’ Corporate Governance policy, created a single company to serve Amazonas State as a whole and will provide more operating synergy.

At the same moment, the Company’s management identified a loss on the realization of the investment in CEAM according to an appraisal report prepared to support the merger of CEAM into MESA. This loss amounts to R$1,436,223 thousand, charged to operations in the first quarter of 2008 as an investment valuation allowance.

Because of the changes on the electricity distribution business and the new management model of Eletrobrás System’s electricity distribution companies, previously called Federal Companies and recorded as Temporary Investments, starting this quarter these companies will be recorded as permanent investments and be included in Eletrobrás System’s Consolidated Financial Statements.

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT

The value of property, plant and equipment items, detailed in Attachment IV and IV.a, is rectified taking into account obligations arising from the Public Electricity Service concession, which comprise amounts received from the Federal, State and Municipal Governments and the consumers, as well as donations not conditioned on any return to the donor. Settlement is due at the end of the respective concession and comprises the following:

	CONSOLIDATED

	R$ thousand

	09/30/2008	06/30/2008

Federal Government’s participation	711,248	747,037
Amortization	82,416	82,416
Consumers’ contributions	68,885	70,060
Donations and grants for investment purposes	448,445	454,019
Other	(274,092)	(117,800)

	1,036,902	1,235,732

a) Federal Government’s participation – this refers to funds received from the federal government to be used in priority electricity generation and transmission works.

b) Amortization – originated from the “Amortization Reserves” set up until 1971, under Federal Decree No. 41,019/57, which were invested for expanding the Public Electricity Service until that year.

c) Consumers’ contributions – these refer to funds received to allow the Company to carry out the projects necessary for meeting electricity demand not forecast on service expansion planning.

d) Donations and grants for investments purposes – refer to pure and simple donations, not conditioned on any return to the donor, and grants for investments in the Public Electricity Service.

According to Decree No. 41,019, of February 26, 1957, assets and facilities used in the generation, transmission, distribution and sale of electricity are linked to these services, and may not be removed, disposed of, assigned or hypothecated without the Regulatory Agency’s prior and express authorization.

NOTE 15 - INTANGIBLE ASSETS

	R$ thousand

DESCRIPTION	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

GENERATION	-	-	80,342	73,433
In service	-	-	18,681	18,697
(-) Reintegration	-	-	(6,052)	(5,412)
in progress	-	-	67,713	60,148

TRANSMISSION	-	-	287,885	286,179
In service	-	-	241,898	241,540
(-) Reintegration	-	-	(2,831)	(2,710)
in progress	-	-	48,818	47,349

DISTRIBUTION	-	-	5,877	7,451
In service	-	-	9,636	9,963
(-) Reintegration	-	-	(3,862)	(3,027)
in progress	-	-	103	515

MANAGEMENT	54,169	54,632	119,447	122,219
In service	61,114	61,114	159,928	160,279
(-) Reintegration	(6,945)	(6,482)	(61,438)	(57,982)
in progress	-	-	20,957	19,922

OTHER	-	-	-	-

	54,169	54,632	493,551	489,282

NOTE 16 – LOANS AND FINANCING OBTAINED

The breakdown of loans and financing, including charges, whose funds are assigned to the investment program of ELETROBRÁS System, is presented in Attachment V (See Note 36).

NOTE 17 – TRADE ACCOUNTS PAYABLE

Under this heading is principally the energy purchased from ITAIPU Binacional for resale (See Note 3), which breaks down as follows:

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

CURRENT
Assets and services	218,537	218,439	1,031,251	1,020,246
Electricity network use	-	-	-	-
Energy purchased for
resale	1,304,636	1,061,686	1,222,923	1,126,750
CCEE	21,429	21,862	70,845	68,070

	1,544,602	1,301,987	2,325,019	2,215,066

NOTE 18 – REGULATORY FEES

	R$ thousand

	CONSOLIDATED

CURRENT LIABILITIES	09/30/2008	06/30/2008

Global Reversion Reserve - RGR	85,087	85,153
CCC (fuel consumption account)/ CDE (energy development account)	34,356	26,159
Financial compensation for the use of water	452,826	377,870
Inspection rate - ANEEL	5,108	8,844
PROINFA (alternative electricity sources incentive program)	7,764	21,984
Other	34,247	-

	619,388	520,010

NOTE 19 – CUSTOMERS’ ADVANCES

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

CURRENT
ALBRÁS	-	-	37,100	37,100
PROINFA	222,928	222,149	222,928	222,149

	222,928	222,149	260,028	259,249

NON-CURRENT
ALBRÁS	-	-	1,028,410	1,037,653

	222,928	222,149	1,288,438	1,296,902

I - ALBRÁS

In 2004, the controlled company ELETRONORTE submitted the winning bid at an electricity auction held by ALBRÁS to supply for a 20-year period an average of 750 MW medium/month through December 2006, and an average of 800 MW/month from January 2007 through December 2024. This auction set as parameter for signing the contract a price aligned with Tucurui hydroelectric power plant balanced electricity rate, plus a premium calculated based on the aluminum prices in London’s commodities market.

Under these conditions, ALBRÁS made an energy purchase pre-offer, with a view to reducing the base price. This offer has been prepaid using energy credits for amortization over the supply period, in fixed monthly installments in average MW, at the rate in effect on the month of sale.

The transaction was conducted as follows

	R$ thousand

	Company and Consolidated

	Advances received

	09/30/2008	06/30/2008

Year
2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000

Amortization	(134,490)	(125,247)

Total liabilities	1,065,510	1,074,753

II - PROINFA

Established by Law No. 10,438/2002 and its amendments, PROINFA’s purpose is the diversification of Brazilian sources of energy and the search for regional solutions by using renewable energy, exploring available input and the applicable technology, thus increasing participation of other sources in electricity production.

The program guarantees ELETROBRAS' purchase of the electricity to be produced for a period of 20 years from 2006. This energy will be transferred to distribution concessionaires, free consumers and self-producers, excluding low-income consumers, in proportion to their consumption.

Distribution and transmission concessionaries pay ELETROBRÁS the annual value of the costing quota corresponding to the participation of captive and free consumers and self-producers connected to its electricity facilities in twelfth parts, in the month prior to the month when energy consumption is properly recognized.

In addition, in order to pay PROINFA generators in the program’s first year, distribution and transmission concessionaires, in addition to settling the current year’s quotas, advanced the payment of one twelfth of the annual quota, considering the total contracting of all projects carried out under PROINFA.

Accordingly, as of September 30, 2008, the Company has the amount of R$222,928 thousand under the caption “Customers’ advances” (as of June 30, 2008– R$222,149 thousand), which will be demanded as PROINFA develops and the corresponding electric power is supplied.

NOTE 20 - COMPULSORY LOAN

The Compulsory Loan, a charge established by Law No. 4,156/62 on electricity consumption to fund the expansion of the Brazilian electricity sector was extinguished by Law No. 7,181 of December 20, 1983, which established the end of the collection term for December 31, 1993.

In the first phase of that compulsory loan, ended with enactment of Law No. 1,512/76, that tax was levied on several classes of energy consumers and taxpayers' credits were represented by Bearer Bonds issued by ELETROBRÁS.

In a second moment, after the enactment of the abovementioned Law, the compulsory loan started being levied only on industries with monthly energy consumption higher than 2,000 kWh and taxpayers' credits no longer were represented by bearer bonds, which ELETROBRÁS simply started recognizing.

The remaining balance after the fourth conversion into capital on April 30, 2008 of the Compulsory Loan credits recognized from 1988 to 2004 is recorded as current and non-current liabilities. These credits mature as from 2008 and bear annual interest of 6%, plus monetary adjustment based on the Extended Consumer Price Index (IPCA-E) variation. These funds amounted to R$214,080 thousand as of September 30, 2008, (R$307,638 thousand as of June 30, 2008), of which R$122,707 thousand is recorded as noncurrent (R$214,980 thousand as of June 30, 2008).

I – Converting Compulsory Loan credits into shares

On January 24, 2008, the Company’s Board of Directors decided on the fourth conversion of the total credits as of December 31, 2007 into class B registered preferred shares of ELETROBRAS’ capital stock.

These credits, in the amount of R$202,375 thousand, were recognized after the third conversion approved at the Extraordinary General Meeting held on April 28, 2005.

Shares were issued at a price based on the book value of ELETROBRAS’ shares as of December 31, 2007 of R$70.79, pursuant to article 4 of Law No. 7,181/83.

II – Bearer bonds issued by ELETROBRAS

The bearer bonds issued because of the compulsory loan are not securities, may not be traded at Stock Exchanges, do not have prices and are unenforceable. Therefore, the management of ELETROBRÁS explains that the Company does not have outstanding debentures.

The issuance of those bonds was due to a legal obligation and not to a business decision made by ELETROBRÁS. Likewise, bondholders did not act on their will, but a legal obligation established by Law No. 4.156/62. Therefore, the provisions of Law No. 6,404/76 and Law No. 6,385/76 are not applicable to those bonds.

The Brazilian Securities and Exchange Commission (CVM) rendered a decision on the CVM RJ administrative proceeding No. 2005/7230, filed by the holders of the mentioned bonds, establishing that “the obligations issued by ELETROBRAS as a result of Law No. 4,156/62 cannot be considered securities”.

CVM also understood that there are no irregularities in the procedures ELETROBRÁS followed on its financial statements regarding those obligations or the disclosure of the existing lawsuits claiming the redemption of those bonds.

In addition, the non-enforceability of the bearer bonds was reinforced by decisions of the Superior Court of Justice corroborating the understanding that the right to use these notes to guarantee court-ordered tax collections has expired due to the lapse of time.
The bearer bonds issued in the first phase of this compulsory loan, as decided by the Brazilian Securities and Exchange Commission (CVM) should not be confused with debentures. In addition, as provided by article 4, paragraph 11 of Law No. 4,156/62 and article 1 of Decree No. 20,910/32, they are unenforceable, a condition confirmed by Notice 344 of the Superior Court of Justice (STJ), which established that those bonds may not be used to guarantee court-ordered tax collection for not having liquidity and not being debentures.

Therefore, the liability incurred with the Compulsory Loan refers to the residual credits recognized from 1988 to 1994 held by industrial consumers with consumption higher than 2,000 kWh, that is, the second phase of that compulsory loan, as well as to the unclaimed interest related to those credits.

	R$ thousand

	COMPANY

	09/30/2008	06/30/2008

CURRENT
Interest payable	91,373	92,658

NON-CURRENT
Collected credits	122,707	214,980

	214,080	307,638

NOTE 21 – TAXES AND SOCIAL CONTRIBUTIONS

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Income tax
Current liabilities	471,985	338,885	1,092,265	857,388
Non-current liabilities			377,200	382,009
Social contribution tax
Current liabilities	181,699	139,613	356,226	283,815
Non-current liabilities			137,046	138,778
PASEP and COFINS
Current liabilities	12,090	30,796	137,896	158,350
Non-current liabilities	-	-	-	-
ICMS (State VAT)
Current liabilities	-	-	127,968	131,955
Non-current liabilities	-	-	44,909	43,790
PAES (Tax Debt Installment
Payment)
Current liabilities	-	-	134,673	133,293
Non-current liabilities	-	-	987,634	1,006,218
OTHER
Current liabilities	9,977	4,418	202,096	197,137
Non-current liabilities			46,594	55,315

TOTAL	675,751	513,712	3,644,507	3,388,048

Current liabilities	675,751	513,712	2,051,124	1,761,938

Non-current liabilities	-	-	1,593,383	1,626,110

2008 Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL) payable will be fully offset against existing tax credits in the total corresponding amount (See note 8).

a) Reconciliation of income and social contribution tax expense

The reconciliation of 2008 and 2007 income and social contribution tax charges between effective and statutory rates is as follows:

	COMPANY

	09/30/2008		09/30/2007

	IRPJ	CSLL	IRPJ	CSLL

Income before IRPJ and CSSL	4,339,263	4,339,263	(433,282)	(433,282)

Total IRPJ and CSSL calculated at 25% and 9% rates, respectively	1,084,816	390,534	(108,321)	(38,995)

Effects of add-backs (deductions):

Revenue from dividends	(12,696)	(4,570)	(14,922)	(5,372)
Equity in earnings (losses) of controlled companies	(210,924)	(75,935)	(172,651)	(62,154)
Valuation allowance	54,105	19,478	104,776	37,719
Other add-backs (deductions):	(5,440)	1,808	(83,967)	1,922

Total IRPJ and CSLL expenses	909,861	331,315	(275,085)	(66,880)

b) Tax debt refinancing program - PAES

In July 2004, FURNAS opted for refinancing the amount of R$968,789 thousand referring to PASEP (tax on sales), COFINS (tax on sales), ITR (rural property tax), IRPJ (income tax) and CSLL (social contribution tax). The amount to be paid to the Federal Revenue Service (SRF) represents 1.5% of monthly sales, payable in up to 180 months and with the debit balance adjusted according to the Long-term Interest Rate (TJLP).

The debt payable under PAES as of September 30, 2008 is as follows:

R$ thousand

Total consolidated debt in 2003, included in PAES	968,789
Monetary adjustment – up to 12.31.2006	328,010
Payments made - up to 12.31.2006	(296,023)

PAES balance as of December 31, 2006	1,000,776

Monetary adjustment – in 2007	60,848
Payments made – in 2007	(197,625)

PAES balance as of December 31, 2007	863,999

Monetary adjustment – up to 03.31.2008	7,863
Payments made - up to 03.31.2008	(21,980)

PAES balance as of March 31, 2008	849,882

Monetary adjustment – up to 06.30.2008	7,617
Payments made - up to 06.30.2008	(23,785)

PAES balance as of June 30, 2008	833,714

Monetary adjustment – up to 09.30.2008	7,352
Payments made - up to 09.30.2008	(25,588)

PAES balance as of September 30, 2008	815,478

Likewise, in 2003 controlled company ELETRONORTE joined the refinancing program, in order to pay debts to the Federal Revenue Service and the INSS (National Social Security Institute). The debt payable under PAES as of September 30, 2008 is as follows:

R$ thousand

Total consolidated debt in 2005, included in PAES	91,619
Monetary adjustment – up to 12.31.2006	2,648
Payments made - up to 12.31.2006	(59,840)

PAES balance as of December 31, 2006	34,427

Monetary adjustment – in 2007	1,571
Payments made – in 2007	(4,191)

PAES balance as of December 31, 2007	31,807

Monetary adjustment – up to 03.31.2008	354
Payments made - up to 03.31.2008	(1,078)

PAES balance as of March 31, 2008	31,083

Monetary adjustment – up to 06.30.2008	342
Payments made - up to 06.30.2008	(1,090)

PAES balance as of June 30, 2008	30,335

Monetary adjustment – up to 09.30.2008	330
Payments made - up to 09.30.2008	(1,103)

PAES balance as of September 30, 2008	29,652

Likewise, in August 2003, due to an unfavorable outcome of the lawsuit involving PASEP and COFINS on revenue from ITAIPU’s energy sales, judged by the Federal Regional Court of the 4th. Region, controlled company ELETROSUL opted for paying this liability under the PAES, which as of September 30, 2008 amounts to R$219,733 thousand (June 30, 2008 - R$223,456 thousand).

The debt payable under PAES as of September 30, 2008 is as follows:

R$ thousand

Total consolidated debt in 2003, included in PAES	241,809
Monetary adjustment – up to 12.31.2006	58,958
Payments made - up to 12.31.2006	(59,228)

PAES balance as of December 31, 2006	241,539

Monetary adjustment – in 2007	11,254
Payments made – in 2007	(22,705)

PAES balance as of December 31, 2007	230,088

Monetary restatement – up to 03.31.2008	2,592
Payments made - up to 03.31.2008	(5,842)

PAES balance as of March 31, 2008	226,838

Monetary restatement – up to 06.30.2008	2,526
Payments made - up to 06.30.2008	(5,908)

PAES balance as of June 30, 2008	223,456

Monetary restatement – up to 09.30.2008	2,461
Payments made - up to 09.30.2008	(6,184)

PAES balance as of September 30, 2008	219,733

NOTE 22 - SHAREHOLDERS’ COMPENSATION

Under the Company's by-laws, shareholders are entitled to a minimum compulsory dividend of 25% of net income, adjusted in accordance with corporate law, respecting the minimum remuneration of 8% of capital stock for the preferred class "A" shares and 6% for preferred class "B" shares.

Under prevailing tax legislation, withholding income tax is levied at the rate of 15% on the compensation proposed to shareholders as interest on equity capital. The IRRF will be levied at the rate of 20% on the portion adjusted using the Central Bank overnight rate (SELIC).

The shareholders’ compensation for the year 2007 in the amount of R$703,486 thousand corresponded to 47.84% of the net income adjusted in accordance with Law No. 6,404/76 (2006 – 41.65%) . The compensation was paid in May 2008 and adjusted according to Selic.

Type/Class	Gross amount as of December 31, 2007
Common	0.401555200
Preferred “A”	2.019497311
Preferred “B”	1.514622982

NOTE 23 - PAYABLES TO THE FEDERAL TREASURY

	R$ thousand

	COMPANY AND CONSOLIDATED

	CURRENT		NON-CURRENT

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

Acquisition of shares from CEEE-GT and CEEE-D
	59,707	57,112	374,226	383,891
Reimbursement obligations (see note 9)	-	-	1,153,487	752,460
Other	9,198	6,871	37,160	30,901

	68,905	63,983	1,564,873	1,167,252

NOTE 24 - RECEIVABLES INVESTMENT FUND

The controlled company FURNAS performed receivables assignment transactions in order to raise funds for its investment program. The main assignment conditions are as follows:

a) FIDC FURNAS I

1. Set up by its administrator, Banco Santander Brasil.

2. The assignment to Fundo FURNAS I was formalized through a Private Instrument for the Assignment and Acquisition of Receivables and Other Assets signed in September 2004.

3. The discount rate is 1.38% p.a.

4. The assignment flow is adjusted using the annual SELIC rate set by Central Bank of Brazil (BACEN) for the period from the assignment date to the last business day before the payment date.

5. The controlled company FURNAS remained as the collection agent.

6. The assignment was performed under Furnas’ co-obligation to pay for the Receivables, as provided under the Brazilian Civil Code.

7. Receivables assigned:

		R$ thousand
RECEIVABLES ASSIGNED	REALIZATION PERIOD	AMOUNT ASSIGNED
RTE	01/2007 to 01/2008	126,000
Financing - CEMAT	10/2004 to 03/2009	164,000
Energy - PROMAN	10/2004 to 12/2006	52,000
Total assigned		342,000

B) FIDC FURNAS II

1. Jointly set up by Banco Santander Brasil and Bradesco, BB Banco de Investimento, Itaú BBA and Votorantim, under administration of BEM Distribuidora de Títulos e Valores Mobiliários LTDA.

2. The assignment to Fundo FURNAS II was formalized through a Private Instrument for the Assignment and Acquisition of Receivables and Other Assets signed in May 2005.

3. The discount rate is 1.80% p.a.

4. The assignment flow is adjusted using the annual SELIC rate set by Central Bank of Brazil (BACEN) for the period from the assignment date to the last business day before the payment date.

5. The controlled company FURNAS remained as the collection agent.

6. The assignment was performed under Furnas’ co-obligation to pay for the Receivables, as provided under the Brazilian Civil Code.

		R$ thousand
RECEIVABLES ASSIGNED	REALIZATION PERIOD	AMOUNT ASSIGNED
Receivables – Law No. 8,727/93	06/2005 to 05/2010	228,000
Energy refinancing - CEB	06/2005 to 05/2010	162,000
Energy refinancing - CELG	06/2005 to 05/2010	258,000
Sundry agreements	06/2005 to 02/2008	255,050
Total assigned		903,050

The consolidated statements, under CVM Instruction No. 408/2004, and taking into account the characteristics of the funds, consider the receivables as an integral part of assets, recorded under the original captions, and the FIDC’s assets reflected as long-term and short-term loans and financing (See Attachment V).

NOTE 25 - SUPPLEMENTARY PENSION PLANS

I - PARENT COMPANY

ELETROBRÁS sponsors Fundação ELETROBRÁS de Seguridade social – ELETROS, a pension plan fund with its own equity segregated from that of the sponsor. The objective of ELETROS is to manage a pension plan for supplementing the retirement and pension benefits of the sponsor’s employees who enroll.

ELETROS manages two benefit plans sponsored by ELETROBRÁS, detailed as follows:

1 - Defined benefit plan

It supplements the actual average salary of recent working years in relation to the pension provided by the Brazilian social security system, and over the last three years it has reported a technical surplus. This plan is closed for new participants since April 1, 2006. As of December 31, 2007, this plan had 480 active participants, 1,186 retired ones, and 261 pensioners. ELETROS calculates the mathematical reserves of this plan using a capitalization system, which is reviewed annually.

ELETROBRÁS makes monthly contributions equivalent to those of participants which are charged to administrative expenses. These contributions total R$13,535 thousand as of September 30, 2008 (September 30, 2007 - R$7,503 thousand).
The contribution rates are as follows:

4.08% - up to half the maximum Social Security contribution;
8.16% - from half the maximum to the maximum Social Security contribution.
17.13% - from the maximum to three times as much as the maximum Social Security contribution, and 24.48% - more than three times the maximum Social Security contribution for participants subjected to previous regulations.

In accordance with the technical pronouncement issued by IBRACON – Brazilian Institute of Independent Auditors and approved by CVM Resolution No. 371, of December 13, 2000, which establishes the method to be adopted by the sponsors in accounting for the benefits granted to employees, the management of ELETROBRÁS performs, on an annual basis, an actuarial revaluation of the benefit plan it sponsors and the required actuarial liability coverage, for which the Company is responsible, is identified on the report prepared by an independent actuary based on the projected credit unit.

The actuarial evaluation executed as of December 31, 2007 demonstrated that the fair value of benefit plans exceeds the present value of actuarial liabilities, as follows:

	R$ thousand

	COMPANY

	2007	2006

Fair value of the plans’ assets	1,590,535	1,402,208
(-) Present value of actuarial liability	(1,493,373)	(1,348,077)

	97,162	54,131
Liabilities resulting from guaranteed minimum earnings	(33,565)	(33,195)

Net assets	63,597	20,936

ELETROBRÁS assures pensioners of ELETROS' defined benefit plans a minimum income of 90% of the initial adjusted global income (INSS + ELETROS).

Estimate of the expected cost of the defined benefit plan.

R$ thousand

COMPANY

Current service cost	5,647
Interest cost	122,600
Return on investments	(160,972)
Expected employees’ contribution	(2,696)

Estimated cost for 2008	(35,421)

Actuarial calculations involve projections of actuarial assumptions, such as salaries, interest rates (nominal and effective), inflation, mortality, disability, and others. Actuarial results obtained by adopting those assumptions cannot be analyzed without the previous knowledge of the scenario considered for this evaluation.

The economic actuarial assumptions used were established considering the long-term period projected for their maturity, and, thus, should be analyzed under that perspective. As a consequence, in the short-term, they may be not necessarily realizable.

For purposes of the actuarial revaluation made pursuant to CVM Decision No. 371/2000, the following assumptions were used:

a) ECONOMIC HYPOTHESES

Discount rate	9.72% (inflation + 5.5% p.a. of real interest)
Expected yield rate of the assets	10.76% p.a. (inflation + 6.5% p.a. of real interest)
Salary increase rate	7% p.a. (inflation + 2.86% p.a. of real increase)
Vested benefits adjustment index	4% p.a. (only inflation)
Benefit’s capacity factor	0,98

b) DEMOGRAPHIC HYPOTHESES

Turnover rate	No turnover
Mortality table	AT-2000
Disability table	LIGHT-WEAK
Disability mortality table	AT-83

2 – Defined contribution pension plan

In 2006 participants of ELETROS’ defined benefit plan started to be migrated to a new defined contribution pension plan sponsored by ELETROBRÁS. Part of those participants that have already migrated to the new plan opted to maintain their entitlement to a defined benefit partially or totally. This process will be continued until September 28, 2008.

As of December 31, 2007, the plan had 142 active participants and 11 retired ones.

The contribution rates for the defined contribution plan are as follows:

4,5% - up to 10 Plan Adjustable Units – URP
15% - for amounts higher than 10 Plan Adjustable Units - URP

II - CONSOLIDATED

Besides ELETROS, which is sponsored by ELETROBRÁS, the controlled companies of ELETROBRÁS sponsor their own pension funds organized in a similar way, with the objective of supplementing their employees’ retirement and pension benefits through benefit and contribution plans. Below, a list of these funds:

Sponsor	Pension fund

FURNAS	REAL GRANDEZA
CHESF	FACHESF
ELETROSUL	ELOS
ELETRONORTE, MANAUS e BOA VISTA	PREVINORTE
ELETRONUCLEAR	NUCLEOS and REAL GRANDEZA
ITAIPU	FIBRA (Brazil) and CAJA (Paraguay)
CGTEE	ELETROCEEE

Contributions, which are charged to administrative expenses total R$138,064 thousand as of September 30, 2008 (September 30, 2007 - R$125,792 thousand).

In accordance with the benefit plans’ regulations and IBRACON’s technical pronouncement approved by CVM Deliberation No. 371/2000, the companies perform an actuarial evaluation of their obligations arising from supplementary benefits granted to employees. Coverage for these obligations are reflected on the financial statements, totaling R$982,135 thousand as of December 31, 2007 thus divided: R$183,512 thousand recorded as current liabilities and R$798,623 thousand recorded as non-current liabilities under the caption Supplementary pension plans.

In the year 2007, in accordance with the conditions established by CVM decision No. 371/2000, the results of the actuarial evaluations of the Supplementary Pension Plans of ELETROBRÁS had a surplus of R$1,224,384 thousand, recorded as a contra account to actuarial liabilities with a corresponding credit entry to operations, as follows:

R$ thousand

CONSOLIDATED

Balance as of 12/31/2006	2,330,417
(-) actuarial adjustments – CVM 371/2000	(1,224,384)
(-) realizations of debt contracts	(123,898)

Balance as of 12/31/2007	982,135

The surplus in the defined benefit plans reduces the risk of a possible future actuarial liability for the Company.

NOTE 26 - CONTINGENT LIABILITIES

As of the balance sheet date the Company has the following provisions for the contingent liabilities below:

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	06/30/2008	09/30/2008	06/30/2008

CURRENT
Labor	-	-	400,936	390,034
Tax	-	-	119,414	39,950
Civil	-	-	179,051	177,697
Other	-	-	960,491	879,221
(-) Escrow deposits	-	-	(330,129)	(195,605)

	-	-	1,329,763	1,291,297

NONCURRENT
Labor	17,072	17,072	398,841	358,195
Tax	-	-	193,873	137,513
Civil	1,328,245	1,328,245	1,959,996	1,928,892
Other			-	113,311
(-) Escrow deposits	(357,513)	(380,626)	(516,509)	(623,412)

	987,804	964,691	2,036,201	1,914,499

	987,804	964,691	3,365,964	3,205,796

ELETROBRÁS and its controlled companies are parties to several lawsuits, mainly labor and civil suits, which are at different trial stages. According to Resolution 489 issued on October 03, 2005 by the Brazilian Securities Commission (CVM), the Company’s management adopts the procedure of classifying the lawsuits against the Company according to the risk of loss, based on the opinion of its legal counselors, as follows:

• For lawsuits for which an unfavorable outcome is considered probable, provisions are set up.
• For lawsuits for which an unfavorable outcome is considered possible, the related information is disclosed in notes to the financial statements and
• For lawsuits for which an unfavorable outcome is considered as remote, only the information deemed relevant by management is disclosed in the Notes to the financial statements.

Therefore, provisions for the contingencies mentioned above have been set up. According to the Company’s management and its legal counselors, those provisions, net of escrow deposits, are deemed sufficient to cover losses on lawsuits of different nature and breakdown as follows:

	R$ thousand
	COMPANY	CONSOLIDATED
Balance as of 12/31/2006	1,298,389	3,068,091
Provisions set up	-	341,219
Provisions reversed	-	(166,867)
Payments	-	(25,896)
Monetary adjustment	-	19,886
Escrow deposits	(83,861)	(144,279)
Escrow deposits survey	-	8,091
Balance as of 12/31/2007	1,214,528	3,100,245
Provisions set up	-	296,634
Provisions reversed	-	(14,826)
Payments	-	(4,671)
Monetary adjustment	-	4,842
Escrow deposits	(232,904)	(278,713)
Escrow deposits survey	-	872
Balance as of 03/31/2008	981,624	3,104,383
Provisions set up	-	157,404
Provisions reversed	-	(115,981)
Payments	-	(5,386)
Monetary adjustment	-	103,233
Escrow deposits	(16,933)	(27,295)
Escrow deposits survey	-	(10,562)
Balance as of 06/30/2008	964,691	3,205,796
Provisions set up	-	353,801
Provisions reversed	-	(254,659)
Payments	-	(15,328)
Monetary adjustment	-	102,999
Escrow deposits	23,113	(3,124)
Escrow deposits survey	-	(23,521)
Balance as of 09/30/2008	987,804	3,365,964

I – Lawsuits against the Company

1) Civil lawsuits

1.a) Company

a) The Company’s provision for civil contingencies, in the amount of R$1,328,245 thousand (R$1,328,245 thousand as of June 30, 2008), refers to lawsuits claiming the application of monetary adjustment criteria different from those established in the specific Law to Compulsory Loan credits recognized starting in 1978.

Those actions should not be confused with those filed claiming the redemption of the currently unenforceable Bearer Bonds issued in connection with the compulsory loan.

The legal proceedings for which provisions have been accrued challenge the system adopted for calculating the monetary adjustment established on the law that rules compulsory loans and is applied to adjust the credits that started to be recognized in 1978. Those credits have been fully paid by ELETROBRÁS through conversions into shares as defined in the Company’s 72nd, 82nd, and 142nd Extraordinary General Meetings.

3,448 lawsuits are currently under way at different stages, claiming recognition of the right to receive full monetary adjustment on the amounts paid as compulsory loan. Supported by their legal counselors’ opinion, ELETROBRÁS’ management estimated at eight to ten years, the average term for a final settlement of lawsuits.

ELETROBRÁS’ management, based on its legal counselors’ opinion, evaluates as possible the risk of loss on the lawsuits that challenge the monetary adjustment criteria applied to compulsory loan credits recognized as of 1978.

However, due to the substantial amounts involved, the Company, on a conservative basis and taking into account lower-court unfavorable decisions and the lack of judgment by the Higher Court of Justice on the merits of the cause, adopts the practice of maintaining a provision for contingencies, which was set up in prior years, to cover possible losses on unfavorable legal decisions.

In this scenario, the Company’s management, due to the importance of the issue, decided to carefully recognize and disclose matters affecting the company’s assets, in case something negative to the Company changes the course of the trials. By doing that the Company fulfills its duty to best protect the users of its Financial Statements, mainly regarding the valuation of its liabilities, and, consequently, of its shareholders’ equity, trying to avoid extremely optimist analyses in making decisions based on accounting information.

Therefore, the accumulated amount provisioned, corresponding to R$1,328,245 thousand, despite the classification of possible risk, is considered sufficient by the Company’s management and it is in conformity with the different stages of the lawsuits and reflects the uncertainty about their outcome, given their natures. It is not possible, at the current stage and circumstances, to get to a conclusion about the outcome of the proceedings, whose settlement may reach an approximate amount of R$3,262,540 thousand.

b) ELETROBRÁS has been named as a defendant in an action filed by Associação Brasileira dos Consumidores de Água e Energia Elétrica – ASSOBRAEE with the 17th Federal Court in Brasília. The plaintiff claim the use of the market value of ELETROBRÁS’ shares as the price of the stocks issued for paying compulsory loan credits, instead of the book value currently set as parameter for the issue. The amount claimed totals R$2,397,003 thousand, and according to legal advisors the chance of unfavorable outcome is remote.

c) ELETROBRÁS is also a party to other lawsuits whose purpose is the redemption of the Bearer Bonds issued by the Company in connection with the compulsory loan collected between 1964 and 1976. Pursuant to the provisions of article 4, paragraph 11 of Law No. 4,156/62 and article 1 of Decree No. 20,910/32, these obligations are unenforceable.

The Company’s management, supported by its legal counselors, considers that the possibility of an unfavorable outcome for ELETROBRÁS of these ongoing lawsuits is remote, considering that case law on the issue is unanimous on the statute of limitations period for the right to claim redemption of the obligations issued for the compulsory loan and the unenforceability of these notes (See note 20).

1.b) Controlled companies:

a) Indemnity actions filed against CHESF by the Consortium formed by CBPO/CONSTRAN/Mendes Júnior claiming the controlled company’s payment of an additional financial compensation, due to the delayed payment of invoices under the Xingó Hydroelectric Power Plant construction contract. One of these actions, filed in June 1999, referred to invoices issued as from April 1990 and the other, filed in May 2000, referred to invoices issued until then. The plaintiffs’ general claims under these actions were restricted to the existence of an alleged right to financial compensation, the determination of the respective amounts being postponed to the end of the action. Currently, with the actions completed, the sentence is about to be given, and the risk involved is considered as possible. (court-sponsored confrontation and evidentiary hearing set for 11/19/2008)

b) Public civil action against the controlled company CHESF involving R$100,000 thousand, claiming financial compensation for alleged environmental damage to fishermen resulting from the construction of the Xingó Hydroelectric Power Plant. According to the opinion of Company’s legal counselors, the risk of an unfavorable outcome is possible, but the loss amount is not known. No provision has been set up for that suit. A public civil action was also filed against controlled company CHESF, in the district of Brejo Grande/SE, involving R$100 million, with the same claims of the action referred to above, but abandoned by the plaintiff, the Community Association of the People from Cabeço and Saramém Districts, since February 2005. The latest proceeding was performed in November 2007, when the judge determined that the Public Prosecution Office presented its arguments regarding the civil action. As of March 31, 2008, the action remained stalled and with no position from the Public Prosecution Office. As of June 30, 2008, the judge from Brejo Grande District issued a decision recognizing the inability of the State Justice to handle the case and determining that the case records are sent to the Federal Justice. As of September 30, 2008, these case records were with IBAMA (Brazilian Institute of the Environment).

According to the opinion of Company’s legal counselors, the risk of an unfavorable outcome for these actions is possible, but the loss amount is not known.

c) Despite considered by CHESF's legal counselors as a remote risk of loss, there is a collection action filed by the company Mendes Júnior, engaged for the UHE Itaparica construction, claiming for indemnification of alleged financial losses caused by the delayed payment of invoices on the part of the controlled company.

Said collection lawsuit is based on the Declaratory Action found valid for the purposes of declaring the existence of a Mendes Júnior’s credit against CHESF, thus ensuring financial refunding.

After the decision of the Superior Court of Justice to not recognize the special appeal filed by Construtora Mendes Júnior, and confirm the decision of the 2nd Civil Chamber of the Federal Court of Pernambuco, which annulled the decision and determined the remand of the case records to one of Pernambuco's lower courts, the lawsuit was sent to the 12th Federal Court under number 2000.83.00.014864 -7, for a new expert work and render of a new decision.

The expert work report was presented and in reply to Chesf’s question stated “based on an analysis of Mendes Junior’s accounting records, it is impossible to confirm that in the periods of delayed invoice payment, Mendes Junior actually raised funds in the money market, specifically for funding the Itaparica construction works”. This answer was confirmed by the analysis made by Chesf’s Technical Assistant, which included a detailed exam of Mendes Junior's financial statements. Based on these results, Chesf requested the suit to be considered totally groundless.

The Federal Public Prosecution Office presented its request to nullify the action, And, on the merits of the case, requested the suit to be considered groundless.

The suit was considered valid in part, according to a decision issued on March 8, 2008.

Mendes Júnior filed an appeal for clarification of the sentence, requesting the total approval of the report prepared by the Official Expert. The Federal Public Prosecution Office filed a request for the judgment to be considered entirely groundless.

The appeals filed by Mendes Júnior and Federal Public Prosecution Office were rejected by The Judge of the 12th Federal Court.

Chesf and the Federal Government filed appeals for clarification, both granted by the Judge, whose sentence clarified some of the prior sentence’s points on the assessment of a possible debt owed by Chesf to Mendes Júnior. This sentence clarified the point that determines that, on the assessment of a possible debt owed by Chesf to Mendes Júnior, any and all payments of the principal, and any and all financial compensations paid by Chesf, according to the contract, must be discounted.

Chesf appealed the decision requesting the suit to be considered entirely groundless, since this collection suit required Mendes Júnior to prove that it raised funds specifically for funding the Itaparica construction work, because of the delayed payment of some invoices on the part of Chesf, and in amounts above the late payment fines paid by Chesf, in order to be entitled to any financial compensation, according to the Declaratory Action previously mentioned.

Accordingly, considering the elements already included in the suit, we see that Mendes Júnior has not taken any loan to specifically finance Itaparica’s construction works (or at least, not in the amounts stated). Also considering the calculations already made by Chesf, and that, according to the court decision, all the benefits granted to Mendes Júnior during the execution of the contract must be compensated; Chesf’s legal counsel supports the Company’s management position and considers the probability of unfavorable outcome remote.

d) The controlled company CHESF has filed a civil lawsuit claiming for partial annulment of an amendment to the Xingó Hydroelectric Power Plant construction contract (Fator K – Analytical price correction), signed with the Consortium formed by Companhia Brasileira de Projetos e Obras - CBPO, Constran S.A.– Construções e Comércio e Mendes Júnior Engenharia S.A. and reimbursement of approximately R$ 350 million, corresponding to twice as much as the amounts paid.

The suit was filed with the Federal Justice, but a decision from the Federal Regional Court of the 5th Region determined that the suit be handled by the State of Pernambuco Justice.

The suit filed by the company was considered groundless. The counterclaim filed by the defendant was deemed groundful by the 12th Civil Court of the Judicial District of Recife, and the decision was upheld by the 2nd Civil Chamber of the Federal Court of Pernambuco. Chesf filed appeals for clarification of some of the counterclaim’s points which were omitted from the sentence of the 2nd Civil Chamber. These appeals were judged and denied by the 2nd Civil Chamber. After that, Chesf’s management filed a Special Appeal and an Extraordinary Appeal against the decision issued by the 2nd Civil Chamber on the prior counterclaim. As of March 31, 2004, the special appeals filed by Chesf were accepted by the Court of Justice of the State of Pernambuco, but the extraordinary appeals also filed were not. Because of that, Chesf filed the proper bills of review. As of June 30, 2005, the said appeals were sub judice at the Higher Courts. After that date and as of March 31, 2006, the bills of review filed by Chesf with the Federal Supreme Court (STF) were denied, and the Special Appeal filed by Chesf and the Federal Government with the Superior Court of Justice (STJ) was accepted by the Federal Public Prosecution Office, which issued its opinion requesting the annulment of the suit due to the total inability of the State Justice to handle the case and the reexamination of the merits of the case by proper court. As of September 30, 2008, the proceedings awaited a final decision.

In November/1998, the defendants filed a request for temporary execution of the sentence, amounting to R$245 million, but the procedures were suspended as determined by STJ’s President (PET 1621). This request was object of a special appeal according to specific court regulations filed by the Consortium and judged on June 24, 2002. The unanimous decision was for the upholding of the decision previously granted by STJ's President. Accordingly, the possibility of the Consortium obtaining an interim relief was eliminated.

Later, the defendants filed a settlement action in order to calculate the amount of the sentence then, in case all Chesf's and Federal Government's appeals were denied. As of September 30, 2005, expert works were being conducted, as determined by the judge ruling the process, in order to calculate the actual amount of the suit. After the first report was presented by the expert, the parties requested clarifications to the report, and the proceedings are again being examined by an expert.

Based on the opinion of its legal counselors and calculations that considered the suspension of Fator K’s payments of installments and monetary restatement, the company’s management set up a provision, recorded under Non-current Liabilities and amounting to R$354,604 thousand as of September 30, 2008, to cover possible losses resulting from this subject. This provision corresponds to the partial disallowance of Fator K from July 1990 to December 1993, pursuant to Law No. 8,030/1990, and total suspension of Fator K’s payment from January 1994 to January 1996, according to the company’s understanding. As of December 31, 2007, the special appeal and the bill of review brought by the company awaited decision at the Superior Court of Justice and Federal Supreme Court, respectively, and the court records had already been completed for the Reporting Judge’s examination. The settlement action filed with the 12th Civil Court of the Judicial District of Recife was under way at the state level and a hearing to discuss the expert report was scheduled for February 19, 2008.

The judge recognized that the Federal Court is competent to decide on the settlement action, considering that the Federal Government is a party to it. The Xingó Consortium filed a motion for clarification of judgment, and the judge upheld his decision against the appeal and sent the case records to the Federal Court. Dissatisfied with the decision, the Xingó Consortium filed a bill of review which, as of September 30, 2008, was sub judice at the Court of Justice of the State of Pernambuco.

There is no expected date for the conclusion of the proceedings.

e) Suit for damages to be paid for the 14,400 hectares of land at Fazenda Aldeia filed at Sento Sé District by the trustees of the estate of Aderson Moura de Souza and his wife (Lawsuit 0085/1993). The lower court decision considered the request groundful and sentenced Chesf to pay R$ 50 million, corresponding to the principal amount plus interest and monetary restatement. As of September 30, 2008, Chesf filed an appeal with Court of Justice of the State of Bahia.

2) Labor Lawsuits

2.a) Company

There are no individually relevant labor contingencies involving the Company. Still, the chances of unfavorable outcome of referred suits are classified as possible by legal counselors, and the Company maintains a provision of R$17,072 thousand, totally recognized in previous years, to cover possible losses on ongoing suits.

2.b) Controlled companies

a) Several labor actions have been filed against FURNAS, for which provisions have been set up, the most relevant referring to the change in the base date of the raise in the compensation of Company’s engineers, involving R$71,872 thousand (June 30, 2008 – R$71,872 thousand) of which R$ 5,714 thousand refers to employees transferred to ELETRONUCLEAR, due to the 1997 spin-off. Also, the risk premium granted to the electricity sector’s employees subject to risk of electricity damage is a matter of concern, since in the Superior Labor Court’s opinion the raise should be calculated at a full rate, rather than on a proportionate basis as FURNAS had been doing. The coverage for possible losses on these actions is estimated and provided for at R$55,097 thousand.

b) The controlled company FURNAS has also recognized a provision of R$49,164 thousand for supplementary retirement pensions for equivalence with the earnings of active employees.

c) The jointly-owned company ITAIPU Binacional has recorded provisions for several civil and labor legal actions involving R$250,037 thousand (June 30, 2008 - R$248,605 thousand) and R$316,073 thousand (June 30, 2008 - R$281,910 thousand), respectively, and at several trial stages.

d) Several civil, tax and labor suits have been filed against the controlled company ELETRONORTE. The Company’s management evaluated the risks of contingency arising from these suits and, based on its legal counselors’ opinion, set up provisions totaling R$808,770 thousand (June 30, 2008 – R$780,485 thousand), thus divided: civil suits – R$706,385 thousand (June 30, 2008 – R$669,887 thousand), labor suits – R$163,070 thousand (June 30, 2008 – R$169,046 thousand) and others - R$6,082 thousand (June 30, 2008 – R$6,082 thousand), net of the respective escrow deposits, all deemed sufficient to cover possible losses on lawsuits, whose chances of unfavorable outcome are considered probable.

II – Tax contingencies

1) Company

In 2003 the Federal Revenue Service issued a notice against ELETROBRÁS assessing COFINS’ (tax on sales) deficiencies in the amount of R$ 281,702 thousand, which restated through June 30, 2008 totals the amount of R$529,177 thousand.

The notice is about the deduction from that tax basis of the revenues earned from financing transactions for the acquisition of property, plant and equipment performed with ITAIPU Binacional.

The Company’s management and legal counselors do not agree with this notice of deficiency, supported by the International Treaty signed between the governments of Brazil and Paraguay and subsequent related legislation, including Federal Revenue Service regulations on transactions conducted with and by ITAIPU Binacional, including tax issues.

ELETROBRÁS challenged the notice of deficiency and did not obtain a favorable decision at the first administrative level, which confirmed the debt under discussion. An appeal was filed, which awaits decision by the Board of Tax Appeals, where the case is under review.

On August 5, 2008, the judgment was pursued and ended at the 2nd Chamber of the 2nd Board of Tax Appeals, which unanimously accepted the company’s reasons and granted ELETROBRÁS’ appeal, fully serving the Company’s interest.

Based on the opinion of its legal counselors, the Company’s management expects to obtain a favorable decision on the case, whose likelihood of unfavorable outcome is considered remote, and for this reason no provision for contingencies was set up. Therefore, the Board of Tax Appeals’ decision has no impacts on the Company's results.

2) Tax suits – Assessment of tax deficiencies – FINSOCIAL (social security contribution), COFINS and PASEP (tax on sales)

On May 3, 2001, controlled company FURNAS received a notice assessing deficiencies in FINSOCIAL, COFINS and PASEP, in the restated amount of R$ 1,098,900 thousand (R$791,796 thousand historic value) due to deductions from related tax bases, especially of the revenues from the pass-on and transmission of ITAIPU’s electricity for a ten-year period.

According to Bill No. 8 of STF, of June 12, 2008, that limited in 05 (five) years the term of loss of procedural right of these contributions, the amount of the assessment, exclusively for PASEP and COFINS, as the demand for FINSOCIAL was totally cancelled, was reduced to R$226,510 thousand, restated up to September 30, 2008. The amount of R$40,878 thousand, result of the deduction of the Global Reversion Reserve - RGR from the corresponding calculation bases, in the period from 1995 to 2000, was set up as provision, given the latest decisions issued by the Brazilian Federal Revenue Service on the issue.

Regarding other deductions from tax bases still under discussion, amounting to R$185,632 thousand, the Company’s management and its legal counselors understand that a provision is not necessary, as they expect a favorable outcome for the suit.

NOTE 27 - OBLIGATIONS ASSUMED FOR THE DECOMMISSIONING OF ASSETS

The Company recognizes obligations assumed for the decommissioning of thermonuclear plants. This consists of a program of activities demanded by the National Nuclear Safety Authority (Brazilian Commission of Nuclear Energy - CNEN) that allows nuclear facilities to be safely dismantled, with minimum impact to the environment. In the case of Brazilian thermonuclear plants (Angra 1 and Angra 2), the option chosen was the decommissioning program known worldwide as “SAFSTOR”, which comprises the total dismantlement of the plant after a period of dormancy of 15 years.

The calculation of the liabilities arising from the decommissioning program is based on prevailing Brazilian and international laws and regulations, the technology currently available to carry out such activities, and the costs specific to the place where the plants are located.

According to Law No. 10,308/2001, Eletronuclear is legally responsible for the initial deposits of waste arising from the decommissioning of Angra I and Angra II and, accordingly, it bears the costs of this obligation. Under the provisions of Law No. 10,308/2001, CNEN is responsible for and bears the costs of implementing the intermediate and final deposits of waste. Therefore, these costs are not included in the calculation of the liabilities resulting from the decommissioning of thermonuclear plants. though the costs for the storage of the waste are. Article 18 of the mentioned Law establishes that intermediate and final waste storage services will have their respective costs reimbursed to CNEN by the depositors, according to a table approved by CNEN Advisory Commission to be in force starting on the first business day following the publication on the federal register.

With Angra II starting operations in 2000, new studies on decommissioning costs were conducted on the basis of estimates applicable to a set of 17 US plants and 10 European, Canadian and Japanese plants which are at different decommissioning stages, as well as criteria set by the US NRC – Nuclear Regulatory Commission. These criteria were used in studies of plants similar to the Brazilian ones, including a specific study conducted at the Krisko plant, which is considered as Angra I’s twin sister.

Angra I’s and Angra II’s decommissioning cost is estimated at US$197,816 thousand and US$240,000 thousand, and the end of the plants’ useful lives forecast for December 2014 and August 2030, respectively.

In 2007 the Company’s management reviewed and adjusted the values, besides defining parameters and regulations for setting up the necessary financial reserves to cover the plant decommissioning costs. Therefore, the adjusted costs are US$307,000 thousand and US$426,000 thousand for Angra I and Angra II, respectively. The useful economic live of the plants was set to be 40 years. As a result of that revaluation, total obligation changed from US$437,816 thousand to US$733,000 thousand.

The balance as of September 30, 2008 of the obligations assumed for the decommissioning of Angra I and II thermonuclear plants, carried at present value, is R$219,819 thousand (R$179,108 thousand – June 30, 2008), as follows:

	DECOMMISSIONING
	Decommissioning obligations		Discounted present value		Decommissioning obligations Adjusted

	US$ THOUSAND	R$ THOUSAND	US$ THOUSAND	R$ THOUSAND	US$ THOUSAND	R$ THOUSAND

Angra I	182,281	348,941	(100,735)	(192,836)	81,546	156,105
Angra II	86,088	164,797	(52,804)	(101,083)	33,284	63,714
	268,369	513,738	(153,539)	(293,919)	114,830	219,819

Angra I’s and Angra II’s decommissioning costs are estimated at US$307,000 thousand and US$426,000 thousand at the end of the plants’ useful lives, which are forecast for December 2014 and August 2030, respectively. When discounted to present value (September/2008) – in compliance with CVM Instruction No. 469 of May 2, 2008 – these amounts total US$81,546 thousand (Angra I) and US$33,284 thousand (Angra II).

A discount rate adequate to the business risk was used to calculate the present value of decommissioning obligations.

The amounts recorded as liabilities incurred with decommissioning thermonuclear plants are estimated and will be revised through the economic lives of the plants, considering technological advances with the purpose of allocating the costs to be incurred with their deactivation to the respective accrual period.

No specific legislation tackling the decommissioning of thermonuclear plants is currently in effect in Brazil and, accordingly, the conditions for the decommissioning, the procedures to be implemented, amounts to be spent and the measures to be taken if these amounts are insufficient or in excess, are not established.

ELETRONUCLEAR manages low, medium and high radioactivity waste. Low activity waste comprises disposable materials used in the operation and maintenance of the thermonuclear plants. Medium activity waste is the water purification resin and filters. High activity waste is the fuel used.

Accordingly, ELETRONUCLEAR has already built a Waste Management Center - CGR for the storage of low and medium activity wastes, located in Angra dos Reis, Rio de Janeiro State.

For high activity waste, ELETRONUCLEAR operates 2 (two) initial deposits (spent fuel pool) inside the respective Angra I and Angra II plants. There is also the project of another storage pool for spent fuel elements, located outside the plants, which will increase the storage capacity of the Nuclear Center and allow it to store all the fuel used by Angra 1 and Angra 2 reactors, throughout the useful lives of those units.

Decommissioning costs include services referring to the removal, transportation and final disposal of low and medium activity waste generated during the decommissioning program. They also include the removal and transportation of the used fuel elements to be stored where established by CNEN. These costs, however, do not include the services of subsequent intermediate and final storage of those fuel elements.

These latter costs are not considered because there are no procedures, technical regulations or specific legislation for the long-term storage of used fuel elements. The used fuel may be recycled in the future through reprocessing techniques, as currently made in countries such as France and Japan. That might generate enough funds to pay for the costs of the final storage of the resulting high activity waste.

Given the specific characteristics of a thermonuclear plant operation and maintenance, whenever the estimated decommissioning costs change, due to new studies applying more advanced technology, the decommissioning quotas must be changed accordingly, so the liabilities can be adjusted to the new reality.

NOTE 28 - SHAREHOLDERS’ EQUITY

I - Capital Stock

The Company’s capital stock amounts to R$26,156,567 thousand (R$24,235,829 thousand as of June 30, 2008) and its shares have no nominal value. Preferred shares are non-voting and non-convertible to common, but are entitled to liquidation preference and dividend distribution at the annual rates of 8% for class “A” shares (subscribed prior to June 23, 1969) and 6% for class “B” shares (subscribed as from June 24, 1969), calculated ratably to the capital corresponding to each class of shares.

Capital stock as of September 30, 2008 comprises 1,132,357,090 shares, thus distributed by major stockholders and types of shares:

NUMBER OF SHARES

	COMMON		PREFERRED			TOTAL CAPITAL

SHAREHOLDER	NUMBER	%	Class A	Class B	%	NUMBER	%

BRAZILIAN FEDERAL GOVERNMENT	488,656,241	53.99	-	35,191,002	15.49	523,847,243	46.26

BNDESPAR	133,757,950	14.78	-	-	-	133,757,950	11.81

F N D (NATIONAL DEVELOPMENT FUND)	45,621,589	5.04	-	-	-	45,621,589	4.03

FGP (FUND GUARANTEEING PUBLIC PRIVATE PARTNERS HIPS)	40,000,000	4.42	-	-	-	40,000,000	3.53

OTHER	196,987,747	21.77	146,920	191,995,641	84.51	389,130,308	34.37

	905,023,527	100.00	146,920	227,186,643	100.00	1,132,357,090	100.00

Of the total 389,130,308 shares held by minority shareholders, 235,813,135 shares or 60% are owned by non-resident investors, 132,741,632 of which are common shares, 27 preferred class “A” shares, and 103,071,476 are preferred class “B” shares.

Of the shares owned by investors domiciled abroad, 71,942,717 common shares and 32,360,397 preferred class “B” shares are under custody, to support the ADR – American Depositary Receipts - level I Program.

As of September 30, 2008 the book value is R$74.67 (June 30, 2008 - R$72.25) .

II – Converting Compulsory Loans into Shares

On April 30, 2008, the Company’s 151st Extraordinary General Meeting decided on the fourth conversion of the total credits as of December 31, 2007 into class B registered preferred shares of ELETROBRAS’ capital stock. These credits, in the amount of R$202,375 thousand, were recognized after the third conversion made in 2005.

Shares will be issued at a price based on the book value of ELETROBRAS’ shares as of December 31, 2007 of R$70.79, pursuant to article 4 of Law No. 7,181/83.

Residual values not resulting in whole shares will be paid in kind, as establishes article 10 of Decree No. 81,668/78, plus the amounts received as a result of the exercise of the preemptive subscription right by other shareholders, as established by CVM’s guidelines.

The period for exercising the preemptive subscription right by the other shareholders will be set in accordance with article 171, paragraph 2 of Law No. 6,404/76, as well as the period for the delivery of the shares arising from the conversion. Those periods will be 30 and 60 days, respectively, counted as of the Extraordinary General Meeting date. In addition, article 6 of ELETROBRÁS’ by-laws, which addresses the composition of the Capital Stock and Shares, will be amended.

II - Capital Reserves

	R$ THOUSAND

	COMPANY AND
	CONSOLIDATED

	09/30/2008	06/30/2008

Compensation for insufficient remuneration - CRC	18,961,102	18,961,102
Additional paid-in capital	3,384,310	3,243,272
Special- Decree law 54,936/64	387,419	387,419
Monetary adjustment of beginning balance – 1978	309,655	309,655
Monetary adjustment of compulsory loan – 1987	2,708,432	2,708,432
Donations and grants - FINOR, FINAM	305,863	297,424

	26,056,781	25,907,304

The CRC capital reserve (Compensation account - CRC) corresponds to ELETROBRÁS’ interest in any shortfalls in the remuneration paid to its controlled companies under the former guaranteed return system prevailing in the Electricity Sector up to 1993, accounted for upon the settlement of obligations by the Federal Treasury.

III - Income Reserves and Retained Earnings

Under the Company's by-laws, 50% of net income should be appropriated to the investment reserve and 1% to the reserve for studies and projects. Its recognition is limited to 75% and 2% of capital stock, respectively.

	R$ THOUSAND

	COMPANY AND CONSOLIDATED

	09/30/2008	06/30/2008

Legal (article 193 – Law No. 6,404/76)	1,731,038	1,731,038
Established by the Company’s by-laws (article 196 - Law No. 6,404/76):
Studies and projects		255,899
Investments	13,909,098	15,432,771
Other		11,081
Retained earnings (article 196 – Law No. 6,404/76)		68,748
Special (article 202 – Law No. 6,404/76):
Undistributed dividends	9,033,616	8,751,467

	24,673,752	26,251,004

As of September 30, 2008, the adjusted balance of the special undistributed dividend reserve had the following holders of common shares.

	COMMON SHARES		SPECIAL DIVIDEND
			RESERVE

SHAREHOLDER	NUMBER	%	R$ thousand

Brazilian Federal Government	488,656,241	53.99	4,877,249
BNDESPAR	133,757,951	14.78	1,335,168
FND	45,621,589	5.04	455,294
FGP	40,000,000	4.42	399,286
Minority shareholders	196,987,746	21.77	1,966,619

TOTAL	905,023,527	100.00	9,033,616

Pursuant to article 199 of Law No. 6,404/76, the Company’s management will propose at the Extraordinary General Meeting that the income reserve balance in excess of capital stock be allocated to increase the Company’s capital stock.

IV - Revaluation surplus

These comprise the reserves, accounted for on the equity method, of the relevant affiliates CELPA and CEMAT, which revalued its property, plant and equipment items.

V - Advances for future increase in capital

The advances of funds received from the controlling shareholder are classified under “Shareholders’ Equity” in accordance with the Brazilian Federal Treasury Accounting Coordination Department’s regulations (Execution Standard No. 20/1990). These advances were granted for the following purposes:

	R$ thousand

	COMPANY AND
	CONSOLIDATED

	09/30/2008	06/30/2008

Acquisition of interest in CEEE	1,896,068	1,836,848
Acquisition of interest in CGTEE	1,821,713	1,764,814
Banabuí–Fortaleza transmission line	62,761	60,801
XINGÓ Hydroelectric Power Plant	176,338	170,830
Transmission lines in the State of Bahia	27,603	26,741
Federal Electrification Fund - Law No. 5,073/66	163,626	158,516

	4,148,109	4,018,550

NOTE 29 – ELECTRICITY SALE AND TRANSMISSION

	R$ thousand		R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Electricity sold to final consumers			4,695,325	3,260,551
Electricity sold to other concessionaires	6,406,163	5,337,929	14,243,823	12,506,937
Transmission			2,938,030	2,578,280

	6,406,163	5,337,929	21,877,178	18,345,768

NOTE 30 – DEDUCTIONS FROM ELECTRICITY SALE AND TRANSMISSION

	R$ thousand

	CONSOLIDATED

	09/30/2008	09/30/2007

RGR	400,326	336,873
CCC	241,771	337,898
CDE	51,386	57,558
PROINFA	55,868	13,377
R & D	122,823	132,398
OTHER	11,552	11,190

	883,726	889,294
ICMS (State VAT)	719,199	625,936

	1,602,925	1,515,230

NOTE 31 – OWNERSHIP INTERESTS

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Investments in controlled companies

Equity in earnings (losses) of controlled companies	433,877	(67,396)		-
Capital earnings – ITAIPU	32,764	36,655	32,764	36,655

	466,641	(30,741)	32,764	36,655

Investments in relevant affiliated companies

Equity in earnings (losses) of controlled companies	316,549	317,840	316,549	317,840
Interest on equity capital	40,458	179	40,458	180

	357,007	318,019	357,007	318,020

Other investments

Interest on equity capital	14,171	4,768	14,171	4,767
Dividends	50,782	59,690	50,782	59,690
Investment yield
in partnerships	46,739	47,063	162,690	30,443

	111,692	111,521	227,643	94,900

	935,340	398,799	617,414	449,575

NOTE 32 - PERSONNEL, MATERIAL AND SERVICES

	R$ thousand
	COMPANY		CONSOLIDATED
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
Personnel	152,841	137,945	2,678,193	2,301,699
Material	2,105	1,746	178,280	163,980
Services	34,001	38,587	1,035,973	999,293
	188,947	178,278	3,892,446	3,464,972

NOTE 33 – ENERGY PURCHASED FOR RESALE

	R$ thousand		R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Electricity sold to other concessionaires			1,217,633	1,576,446
ITAIPU’s Energy	4,862,299	4,651,138	2,862,823	2,261,842
Sales at CCEE – Short-term electricity	1,141,048	577,969	1,351,840	695,144
Other	62,672	3,530	80,053	15,910

	6,066,019	5,232,637	5,512,349	4,549,342

NOTE 34 - OPERATING PROVISIONS

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Contingencies	-	-	(320,414)	(245,151)
Allowance for doubtful accounts –
Consumers and Resellers	(1,232)	(1,206)	(53,956)	(417,144)
Allowance for doubtful accounts –
extraordinary rate adjustment	-	-	2,668	(251,328)
Allowance for doubtful accounts - ICMS	-	-	(110,929)	(91,175)
Allowance for doubtful accounts –
Loans and financing	65,358	(43,379)	65,358	(20,515)
Shareholders’ deficit	657,508	-	657,508	-
Losses on realization	697,150	-	697,150	-
Decommissioning of assets		-	270,682	-
Other	(28,473)	11,954	(55,765)	12,860

Total	1,390,311	(32,631)	1,152,302	(1,012,453)

NOTE 35 – FINANCIAL INCOME (LOSS)

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Financial revenues (expenses)

Revenues from interest, commission and fees	2,600,268	2,613,305	739,924	892,306
Debt charges	(365,506)	(337,530)	(969,699)	(517,445)
Charges on shareholders’ funds	(1,103,730)	(1,002,241)	(1,126,021)	(1,609,517)
Revenues from financial investments	638,877	384,025	907,789	608,664
Other revenues	(30,629)	106,955	(265,645)	1,238

	1,739,280	1,764,514	(713,652)	(624,754)
Exchange and monetary adjustments
Monetary adjustments, net	865,175	378,010	311,743	(85,919)
Exchange adjustments, net	988,057	(2,447,893)	855,193	(2,173,779)

	1,853,232	(2,069,883)	1,166,936	(2,259,697)

	3,592,512	(305,369)	453,284	(2,884,451)

NOTE 36 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I – Management of funds

ELETROBRÁS’ investments are largely represented by long-term loans and financing as well as investments in concessionaires of public electricity services, detailed on notes 10 and 19 and attachments II and III.

II – Financial Instruments

The loans and financing are granted in connection with ELETROBRÁS’ function as financing agent of the Brazilian electricity sector, principally those to ITAIPU Binacional and the controlled companies ELETRONORTE and CHESF, bearing interest at an average annual rate of 9.43% . (December 31, 2007 - 8.99% p.a.).

Financing is restricted to electricity concessionaires and, therefore, defines the market rate (or opportunity cost of the Company’s capital), taking into account the risk premium compatible with the sector’s activities. As these values cannot be compared with those of other sectors, the present value of loans and financing corresponds to their book value.

Loans and financing obtained with financial institutions are recorded in long-term accounts, in particular those obtained overseas and Sector Funds, such as the Global Reversion Reserve - RGR. These loans and financing are stated at present value.

Loans and financing raised comprise financing by international agencies - IDB, IBRD, ACD etc., which is why it is not feasible to discount these loans at rates other than those stipulated in the Brazilian loan agreement. Other loans are taken at international rates, their carrying value approximating present value.

I – Fund raising in internal markets.

The Company’s Top Management has decided on July 10, 2008 the beginning of negotiations with Brazilian Federal Treasury, Central Bank of Brazil (BACEN), and other entities to raise funds in international markets, amounting to up to US$400 million for 2008. One of the following transactions will be conducted to that end:

• Syndicated loan or A/B loan;
• Issue of bonus; or
• Other type of fund raising at ELETROBRÁS’s discretion;

The Compulsory Loan was extinguished by Law No. 7,181, of December 20, 1993, which set December 31, 1993 as the deadline for collection. ELETROBRÁS currently manages the residual proceeds of the Compulsory Loan, which are adjusted according to the IPCA-E (Extended Consumer Price Index) and bear interest at an annual rate of 6%, with fixed redemption dates. Given the restrictions on their investment, the book balances are stated at present value.

At the end of the third quarter of 2008, ELETROBRÁS had 13 debt contracts, including loans, financing and bonds, amounting to R$3,351,922 thousand (June 30, 2008 - R$1,511,799 thousand), as follows:

	US$ thousand
Currency	(equivalent)%		R$ thousand

US dollar	1,417,694	80.97%	2,713,892
Yen	208,228	11.89%	398,611
EURO	125,069	7.14%	239,419

Total	1,750,991	100.00%	3,351,922

At the end of this quarter, the Company had granted 769 loans and financing contracts totaling R$38,077,697 thousand (June 30, 2008 - R$34,399,567 thousand), as follows:

	US$ thousand
Currency	(equivalent)%		R$ thousand

US dollar	8,707,327	43.77%	16,668,437
IGP-M (General market price index)	5,434,656	27.32%	10,403,562
Brazilian real	5,335,179	26.82%	10,213,133
Yen	229,300	1.15%	438,948
EURO	184,724	0.94%	353,617

Total	19,891,186	100.00%	38,077,697

III - Risks

a) Regulatory risk

The Company, through its controlled companies, holds concessions to explore electricity generation and transmission services, whose maturities under the terms of the current law are pre-established. If those concessions are not renewed or are renewed at higher costs for the Company, the current levels of profitability and activity may be changed.

b) Exchange risk

A significant part of the Company’s assets and result of operations is affected by the exchange variation risk, particularly the fluctuations in the US dollar rate. As of September 30, 2008, the Company had receivables resulting from financing granted in foreign currency in the amount of R$17,461,001 thousand, (US$9,121,348 thousand).

When comparing payables and receivables in foreign currency, the former are covered by the latter by some 5.2 times.

b.1) Derivative Transactions

1 - Policy

The Company has a mismatch between its foreign currency receivables and payables mainly arising from the receivables of its jointly-owned controlled company ITAIPU Binacional. These refer to its financing contracts and low indebtedness, which make the company subject to impacts on its assets and results, due to exchange rate fluctuations, particularly of the US dollar.

As from 2008, Eletrobrás started to enter into derivative agreements with the purpose of managing its exposure to exchange rate fluctuations.

The Company’s policy on derivatives does not establish the use of derivatives with the purpose of credit granting, fund raising, or any kind of financial assistance. Its sole purpose is hedging Company’s assets from exchange rate variations.

2 – Purposes and strategies

The current policy adopted by the Company establishes hedge transactions for receivable maturing up to the end of 2008, amounting to US$1,300,000 thousand, equivalent to about 18% of total exposure. The Company used Non-deliverable forwards to match its maturities with the receipt dates of the ITAIPU’s debt services. Only the amount of US$280,000 thousand was effectively negotiated until the completion of this quarterly information.

As the Company had not previously used this kind of financial instrument, it created internal controls to monitor the transactions, record positions and mark the portfolio to the market.

The Company also monitors the parameters that affect the projection of exchange rate fluctuations, in order to check the adequacy of the Company's elected strategy to the risk profile and purpose of the hedging policy established by the Company’s management.

These controls have been efficient, so far, both for the management of the portfolio and for providing accounting information necessary to the recognition of the portfolio’s results.

3 - Risks

The derivative portfolio amount varies according to the US dollar rate variation and domestic interest rates in Brazilian reais (future inter-bank deposits) and in US dollars (coupon rate). Accordingly, the volatility of these risk factors affects the result of the derivatives. This risk, however, is reduced by the receivables that support the transactions before maturity, the recognition of exchange gains/losses and of gains/losses at maturity, and the receipt of the corresponding asset cash flow, which is also valued by the exchange rate in effect.

As the transactions were hired in over-the-counter market there is also the risk of the counterpart, that is, the possibility of default by the corresponding financial institution. To reduce this risk, the Company only signs contracts with banks minimum rated as investment grade.

4 - Fair value of derivatives

As of September 30, 2008, from the nine contracts negotiated as from May 2008, only seven were outstanding. The fair value of the transactions with derivatives amount to R$407,605 thousand, and NDFs’ settlement amount to R$367,633 thousand, which projects a negative adjustment of R$39,972 thousand. As of June 30, 2008, the projected positive adjustment amounted to R$25,510 thousand.

The methodology to calculate the fair value of transactions was developed by the Company’s risk area based on well-known methods usually adopted in the market (mark to market). Briefly, for the derivatives currently included in the portfolio, the process consists in estimating the break-even price for each contract, at maturity, according to (1) spot rate, (2) domestic interest rate in Brazilian reais (future inter-bank deposits), and (3) domestic interest rate in US dollars (coupon rate). The comparison between the price calculated this way, and the price negotiated in each contract provides an estimate of future gain/loss which is adjusted to present value by fixed interest rate in Brazilian reais (future inter-bank deposits).

5 – Breakdown of derivatives portfolio

Type	Reference rate (R$/US$) (Ptax – 09.30.2008)	Counterpart	Trade market	Registry	Maturity	Domestic (US$)	Closing rate (R$)	Base value (R$)	Fair value as of 09.30.2008 (R$)	Projection of adjustment as of 09.30. 2008 (R$)	Projection of adjustment as of 06.30.2008 (R$)
Sale	1.9143	JP Morgan	Over the counter	Cetip	12/30/2008	30,000	1.7930	53,790	58,611	(4,821)	3,803
Sale	1.9143	Citibank	Over the counter	Cetip	12/30/2008	40,000	1.7760	71,040	78,148	(7,107)	4,390
Sale	1.9143	Itaú	Over the counter	Cetip	11/28/2008	40,000	1.7476	69,904	77,641	(7,737)	3,755
Sale	1.9143	ABN Amro	Over the counter	Cetip	11/28/2008	30,000	1.7351	52,053	58,231	(6,178)	2,441
Sale	1.9143	JP Morgan	Over the counter	Cetip	10/31/2008	30,000	1.7260	51,780	57,846	(6,066)	2,518
Sale	1.9143	Unibanco	Over the counter	Cetip	10/31/2008	30,000	1.7263	51,789	57,846	(6,057)	2,527
Sale	1.9143	Citibank	Over the counter	Cetip	10/31/2008	10,000	1.7277	17,277	19,282	(2,005)	857
Sale	1.9143	Unibanco	Over the counter	Cetip	09/30/2008	35,000	1.7251	60,379	Overdue	Overdue	3,347
Sale	1.9143	Banco do Brasil	Over the counter	Cetip	09/30/2008	35,000	1.6830	58,905	Overdue	Overdue	1,873
						280,000		486,917	407,605	(39,972)	25,510

(*) As of September 30, 2008, two contracts matured. The financial loss arising from these two transactions amounted to R$17,630 thousand:

Transactions Settled in the period	Transaction date	Transaction amount (US$)	Closing rate (R$)	Settlement Ptax	Maturity	** Financial adjustment amount (R$)
8	05/27/2008	35,000,000	1.7251	1.9559	09/30/2008	(8,078,000.00)
9	06/12/2008	35,000,000	1.6830	1.9559	09/30/2008	(9,551,500.00)
Total		70,000,000				(17,629,500.00)
** Financial Adjustment Amount = Transaction amount x (Closing rate – Settlement Ptax).

b.2) Embedded Derivatives

In 2004, controlled company ELETRONORTE signed long-term contracts for electricity supply to three of its main clients. The monthly amounts of these long-term contracts are established according to the aluminum international price (London Metal Exchange - LME).

The contracts are detailed below:

Contract date

Client	Initial	Maturity	Megawatt average volume

750 MW – up to 12/31/2006
Albrás	07/01/2004	12/31/2024	800 MW – as from 01/01/2007
Alcoa	07/01/2004	12/31/2024	From 304.92MW to 328MW
BHP	07/01/2004	12/31/2024	From 353.08MW to 492MW

These contracts include interest rate cap and floor using aluminum price at the LME as reference rate. LME’s maximum and minimum prices are limited to US$2,773.21/tonnes and US$1,450/tonnes, respectively.

Because of the analyses for the preparation of financial statements as of December 31, 2007 under USGAAP, we found that the adjustment in electricity prices linked to LME, according to the characteristics of the contracts, constitutes an embedded derivative, as established by USGAAP SFAS 133 standard.

Also for the preparation of the financial statements as of December 31, 2007 under USGAAP, the Company valued the fair value of these embedded derivatives in the amount of R$592,020 (As of December 31, 2006 – R$1,008,300).

The Company informs that it does not operate with other kinds of derivatives, except those mentioned in this explanatory note.

Other information regarding this operation is presented in explanatory note 19.

c) Credit risk

ELETROBRÁS, through its controlled companies, operates in the electricity generation and transmission markets, supported by contracts executed in a regulated contracting environment. By entered into bilateral contracts with electricity distributors, the Company aims to minimize its credit risks through collateral mechanisms involving trade receivables.

In transactions with industrial customers called ‘free consumers’, the credit risk is minimized through previous analyses of business conditions.

d) Price risk

Until 2004, the prices of electricity resulting from the generation activity sold to concessionaires were determined by ANEEL. As of Auction No. 001/2004 held by the Regulatory Agency, generating companies started to sell their electricity to a larger number of clients at market prices.

Electricity transmission has its prices defined by ANEEL, according to the determination of the permitted annual revenue (RAP), deemed sufficient to cover operating costs and maintain the economic and financial balance of the concession.

e) Market risk

A significant portion of the electricity generated by ELETROBRÁS’ controlled companies is sold by means of Contracts for Selling Electricity in the Regulated Environment (CCEAR), entered into due to the controlled company's participation in electricity actions held by ANEEL.

IV – Investment management

ELETROBRÁS performs the role of a holding company with equity investments. It controls seven electricity generators and transmission concessionaires - FURNAS, CHESF, ELETRONORTE, MANAUS ENERGIA, ELETRONUCLEAR, ELETROSUL and CGTEE, and on distribution companies ELETROACRE, CERON, CEAL and CEPISA, whose shares are not traded on the stock exchange. In addition, ELETROBRAS indirectly controls Boa Vista Energia.

In addition to these majority interests, ELETROBRÁS also holds 50% of the capital of ITAIPU Binacional, jointly-controlled with the Paraguayan company Administración Nacional de Electricidad - ANDE, the stock control of ELETROPAR.

In addition, ELETROBRÁS holds ownership interests in 33 affiliates that operate in the electricity industry.

As of September 30, 2008, ELETROBRÁS held immaterial investments valued at cost in the amount of R$524,226 thousand, of which R$378,320 thousand refers to interests in public companies - electricity concessionaires. Although the shares of these companies may be traded on the stock exchange, the reduced volume of business does not constitute an active market, as defined by CVM Instruction No. 235/96, nor do the prices necessarily represent the amounts that would be obtained if a significant number of shares were to be traded. It is therefore not possible to determine a market price for these assets, in order to allow proper comparison with book values.

NOTE 37 - SECTOR FUNDS

ELETROBRÁS is responsible for managing the Global Reversion Reserve (RGR), a fund created with a view to covering expenses incurred by the Federal Government with the payment of indemnities for the termination of electricity concessions. RGR funds are invested in the financing of the Brazilian electricity industry to expand and improve the service, in the PROCEL, RELUZ, LUZ PARA TODOS programs and the Alternative Electricity Sources Incentive Program - PROINFA.

The Global Reversion Reserve is funded by contributions from the electricity concessionaires, which provide a quota for the reversal and expropriation of electricity services equivalent to up to 2.5% of the amount invested by concession and permission holders, limited to 3% of annual gross revenues. The value of the quota is computed as part of the service cost of those entities.
Concessionaires deposit their annual quotas for the Global Reversion Reserve in twelve equal parts, up to the last business day of each month, in a bank account created for this specific purpose. ELETROBRÁS manages the account in compliance with Law No. 5,655/71 and subsequent amendments.

Accordingly, the RGR funds are used in specific investment projects, as follows:

I - Financing provided to the concession and permission holders as well as to rural electrification cooperatives with a view to expanding electricity distribution services (especially in rural and low-income areas) and to implementing an energy saving program;

II - Investments in power generation facilities for using renewable energy (wind, solar, biomass) as well as small hydroelectric power plants, and thermoelectric power plants in association with small hydroelectric power plants;

III - Specific investment projects for studies involving the assessment of and the feasibility of using potential water resources;

IV - Investments in the implementation of power generators up to 5,000 kW, intended exclusively for public services in communities using an isolated electricity system;

V – Alternative Electricity Sources Incentive Program – PROINFA, created by Law No. 10,438 of April 26, 2002 and reviewed by Law No. 10,762 of November 11, 2003, the objective of which is to diversify Brazilian sources of energy and seek regional solutions through the use of renewable energy sources based on the economic use of available input and applicable technology. The goal is to increase the share of electricity produced through those sources by implementing 3,300 MW of capacity;

VI – For the National Program for Efficient Public Lighting (RELUZ) that aims to render public lighting poles efficient. The program expects to cover up to 96% of the potential of energy saving of the national public lighting network, currently consisting of about 13 million public lighting poles;

VII – For the National Program for Energy Conservation (PROCEL), a federal government program implemented in December 1985 aimed at energy saving both in production and consumption, helping to improve the quality of products and services, reducing the environmental impact and encouraging job creation;

VIII - For the Universalization of the Access to Electricity - LUZ PARA TODOS program, sponsored by the Ministry of Mining and Energy, whose funds come from the Energy Development Account (CDE) and the Global Reversion Reserve (RGR), and the remaining portion from state governments and industry agents. In addition to managing funds, Eletrobrás is in charge of giving technical support for state energy concessionaires to implement the program; and

IX – for the Ribeirinhas project, carried out in regions where communities are largely scattered and to which access is difficult due to the type of soil and the rainy season. Its basic assumption is the use of renewable natural resources existing in several places where electricity cannot be supplied by extending the transmission network.

The Reserve is remunerated at 5% p.a., according to the funds used. The funds withdrawn as of September 30, 2008 to invest in the projects described above total R$ 6,892,838 thousand (June 30, 2008 – R$6,745,695 thousand).

Additionally, under the managerial responsibility of ELETROBRÁS is the Conta de Desenvolvimento Energético – CDE (Energetic Development Account), a federal fund aimed at promoting energy development from alternative sources in the areas assisted by the interlinked system, and financing the universalization of the public electricity service. The Fund is valid for 25 years, starting in 2004, and arises from payments for the use of public assets and fines charged by ANEEL to concession and permission holders and other entities authorized to explore the electricity service.

NOTE 38 - RELEVANT FACT

In order to investigate the facts on the supposed guarantees the Company gave to KfW Bankengruppe Bank amounting to EUR 156,700 thousand (approximately R$421,789 thousand as of September 30, 2008) that would have been issued on behalf of Company in favor of private companies, the Company’s management started an investigation whose final report was approved by the Board of Directors at the meeting held on August 06, 2007.

Among the conclusions reached by the investigation were:

(i) those guarantees were given against Brazilian legislation and the Company’s by-laws and there are strong indications of forgery of documents and signatures, and also,
(ii) the Company does not do now or has ever done any business with the benefited companies.

Once evidence of guilt and material facts were found, the Investigation Report was immediately sent to competent authorities and institutions so that the applicable legal measures could be taken: Federal Public Prosecution Office, Federal Police, Federal Audit Court, General Accounting Office, Ministry of Mining and Energy, ANEEL, Commission of Mining and Energy of the House of Representatives and ELETROBRÁS.

On June 22, 2007, the Company’s president Sereno Chaise, and the Chairman of its Board of Directors, Valter Luiz Cardeal de Souza, had already sent to the Federal Police a denunciation of those supposed guarantees through Letter PR-105/2007.

In order to protect the Company and the public interest, the Company hired the law firm Pinheiro Neto Advogados. Acting on their instructions, CGTEE notified the Bank KfW out-of court on July 18, 2007, about the non-existence of those supposed guarantees given on the Company’s behalf. The law firm filed a Declaratory Action of Document Falsification together with a Request for Submission of Documents with the Central Court of the District of Porto Alegre on September 10, 2007. According to the updated status of the action obtained with the law firm hired by CGTEE, there have been no significant changes in the progress of proceedings. In time, other legal measures applicable will be evaluated to evaluate possible pain and suffering and material damages inflicted on the Company. The State Court Justice has valued the action at R$29.

The supposed guarantees given by one of the companies were formally made null and void by KFW Bank upon a fax received in November 2007.

The company’s management does not expect to incur losses on account of this issue.

NOTE 39 – SUBSEQUENT EVENTS

I – Registration with the Securities and Exchange Commission – SEC.

On September 26, 2008 ELETROBRÁS obtained its registration with the US Securities and exchange Commission. ELETROBRÁS’ shares started to be traded on the New York Stock Exchange – NYSE on October 31, 2008.

ELETROBRÁS currently has two level II American Depositary Receipts – ADR programs: for common shares and for preferred class “B” shares.

The Company’s registration with SEC and the consequent listing of ADR programs on NYSE are part of the Company's strategic planning, which has been worked on for years with the purpose of increasing the Company's visibility with shareholders, analysts and equity and debt investors.

The purpose of these facts, together with the measures that have been adopted by ELETROBRÁS’ management is to improve our shares’ liquidity and prices and provide favorable conditions for raising funds necessary for the Company’s future investments.

José Antonio Muniz Lopes

Chairman

Astrogildo Fraguglia Quental
Ubirajara Rocha Meira
Finance Manager and Investor Relations Director	Technology Director

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Director	Administrative Director

Flávio Decat de Moura
Distribution Director

João Vicente Amato Torres
Accountant
CRC-RJ-057.991/O -S-DF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS

STATEMENT OF CASH FLOWS FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(In thousands of Brazilian reais)

	COMPANY		CONSOLIDATED

	9/30/2008	30/9/2007	9/30/2008	30/9/2007

OPERATING ACTIVITIES

Net income for the period	3,098,087	(91,317)	3,098,087	(91,317)

Adjustments to reconcile net income to cash
provided by operating activities
Depreciation and amortization	5,218	5,229	1,749,533	1,620,399
Long-term monetary variation, net	(1,901,224)	1,796,079	(1,212,910)	2,281,457
Adjustment to investments	(843,712)	(600,684)	432	(227,921)
Regulatory assets	(437,334)	-	(437,334)	-
Long-term provisions	94,578	(881,106)	719,123	(457,800)
Discounted present value	-	-	-	-
Minority interest	-	-	(40,284)	(11,847)
Financial charges on shareholders’ equity	1,069,265	972,366	1,076,222	978,693
ITAIPU’s income (loss) available for offset	-	-	493,221	(205,204)
Assets disposals and write-offs	-	-	86,996	61,243
Other	157,394	519,505	376,881	33,072

Sub total	1,242,272	1,720,072	5,909,967	3,980,775

(Increase) decrease in operating assets
Consumers and resellers	(86,467)	(194,455)	(378,202)	239,711
Loans and financing - principal amount	(151,340)	(194,528)	88,002	(2,072)
Loans and financing - charges	16,252	(283,194)	(8,077)	-
Fuel Consumption Account - CCC	(160,149)	159,687	(158,570)	144,138
Return on investments	233,471	316,546	10,968	111,033
Rescheduled receivables	32,834	(8,318)	(62,771)	(246,942)
Tax credits	577,081	255,192	200,608	109,272
Rights to reimbursement	179,460	(135,798)	179,460	(135,798)
Sundry receivables	(362,784)	(185,615)	(422,837)	(215,517)
Stockroom	524	480	(126,285)	(39,201)
Prepaid expenses	-	-	(266,904)	(21,362)
Other	(65,170)	(26,106)	(166,256)	(146,527)

	213,712	(296,109)	(1,110,864)	(203,265)

Increase (decrease) in operating liabilities
Reimbursement obligations	531,377	482,647	531,377	(48,772)
Loans and financing - principal amount	4,471	(24,516)	(320,440)	(355,096)
Loans and financing - charges	49,660	25,413	84,987	-
Compulsory loan	(5,336)	(13,531)	(4,595)	(13,531)
Trade accounts payable	275,238	258,579	33,090	(252,094)
Advances from consumers	20,678	-	22,587	55,437
Taxes and social contributions	(416,809)	(429,054)	227,286	67,281

Fuel Consumption Account - CCC	136,956	(169,789)	148,554	(181,145)
Shareholders' compensation (dividends payable)	(675,385)	(418,594)	(679,069)	(427,890)
Payables to the Federal Treasury:	10,754	5,309	10,754	5,309
Estimated obligations	5,189	15,259	138,846	147,450
Supplementary pension plans	-	-	27,796	57,747
Provisions for contingencies	-	-	300,654	165,270
Regulatory assets	-	-	66,967	(49,631)
Research and development	-	-	104,491	482,647
Other	(598)	(186,129)	(88,577)	118,049

	(63,805)	(454,406)	604,710	(228,969)

Funds provided by (used in)
operating activities	1,392,179	969,557	5,403,813	3,548,541

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS

STATEMENT OF CASH FLOWS FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(In thousands of Brazilian reais)

(CONTINUED)

	COMPANY		CONSOLIDATED

	9/30/2008	9/30/2007	9/30/2008	9/30/2007

FINANCING ACTIVITIES

Funds received from shareholders and related parties	-	-	-	133.660
Long-term loans and financing obtained	1.296.878	-	2.056.819	1.216.255
Long-term financing reclassified as current	(782.369)	(512.395)	(1.851.409)	(1.914.612)
Shareholders' compensation	-	-	11.170	1.883
Loans and financing granted - disbursements	(1.332.539)	(682.100)	(463.913)	(629.524)
Loans and financing granted - receipts	3.726.630	2.182.548	2.084.140	2.706.514
Refinancing obtained (current liabilities reclassified as non-current)	-	28.010	1.696	223.941
Refinancing granted (current assets reclassified as long-term)	(1.709.566)	(741.011)	(369.206)	(1.076.448)
Compulsory loan and RGR	556.458	702.496	556.458	702.496
Other	26.248	(1.154)	(107.403)	17.087

Funds provided by (used in)
financing activities	1.781.740	976.394	1.918.352	1.381.252

INVESTMENT ACTIVITIES
Acquisition of property, plant and equipment	(15.355)	(7.895)	(2.994.227)	(2.405.591)
Investments	(168.050)	35.625	(685.562)	94.768
Dividends received	171.070	-	171.067	-

Funds provided by (used in)
investments	(12.335)	27.730	(3.508.722)	(2.310.823)

Increase in cash and cash equivalents	3.161.584	1.973.681	3.813.443	2.618.970

Cash and cash equivalents at beginning of year	5.585.519	2.877.879	8.094.907	5.600.583
Cash and cash equivalents at end of year	8.747.103	4.851.560	11.908.350	8.219.553

	3.161.584	1.973.681	3.813.443	2.618.970

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

STATEMENT OF VALUE ADDED FOR PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(In thousands of Brazilian reais)

	09/30/2008				09/30/2007

		Distribution		Distribution		Distribution		Distribution
	COMPANY	%	CONSOLIDATED	%	COMPANY	%	CONSOLIDATED	%

1 - REVENUE (EXPENSES)
Sales of goods, products, and services	6.408.393	152,62%	22.148.093	211,54%	5.339.551	168,96%	18.630.018	230,10%
Non-operating revenues (expenses)	13	0,00%	(294.516)	-2,81%	1.365	0,04%	(19.070)	-0,24%

	6.408.407	152,62%	21.853.578	208,73%	5.340.916	169,00%	18.610.948	229,87%

2 - INPUTS ACQUIRED FROM THIRD PARTIES
Materials, services and others	(1.672.447)	-39,83%	(5.474.982)	-52,29%	(413.212)	-13,08%	(3.960.687)	-48,92%
Sectorial charges	-	-	(883.726)	-8,44%	-	-	(889.294)	-10,98%
Energy purchased for resale	(6.066.019)	-144,47%	(5.512.349)	-52,65%	(5.232.637)	-165,57%	(4.549.342)	-56,19%
Fuel for electricity production	-	-	(914.749)	-8,74%	-	-	(435.094)	-5,37%

	(7.738.467)	-184,30%	(12.785.807)	-122,12%	(5.645.849)	-178,65%	(9.834.417)	-121,47%

3 - GROSS ADDED VALUE	(1.330.060)	-31,68%	9.067.771	86,61%	(304.934)	-9,65%	8.776.531	108,40%

4 - DEDUCTIONS
Operating provisions	1.390.311	33,11%	1.152.302	11,01%	(32.631)	-1,03%	(1.012.453)	-12,51%
Depreciation, amortization and depletion	(5.218)	-0,12%	(1.749.533)	-16,71%	(5.229)	-0,17%	(1.619.546)	-20,00%

	1.385.093	32,99%	(597.231)	-5,70%	(37.859)	-1,20%	(2.631.998)	-32,51%

5 - NET ADDED VALUE PRODUCED BY THE COMPANY	55.033	1,31%	8.470.539	80,90%	(342.793)	-10,85%	6.144.532	75,89%

6 - ADDED VALUE RECEIVED THROUGH TRANSFER
Ownership interests	935.340	22,28%	617.414	5,90%	398.799	12,62%	449.575	5,55%
Financial income	3.208.517	76,41%	1.382.067	13,20%	3.104.287	98,23%	1.502.207	18,55%

	4.143.858	98,69%	1.999.481	19,10%	3.503.086	110,85%	1.951.782	24,11%

7 - TOTAL ADDED VALUE TO DISTRIBUTE	4.198.891	100,00%	10.470.021	100,00%	3.160.293	100,00%	8.096.315	100,00%

DISTRIBUTION OF ADDED VALUE

PERSONNEL
. Personnel, charges and management fees	145.338	3,46%	2.552.401	24,38%	130.388	4,13%	2.189.116	27,04%
. Retirement and pension plans	7.503	0,18%	125.792	1,20%	7.557	0,24%	112.583	1,39%

	152.841	3,64%	2.678.194	25,58%	137.945	4,36%	2.301.700	28,43%

TAXES
. Taxes and contributions	1.331.957	31,72%	3.764.959	35,96%	(295.992)	-9,37%	1.499.332	18,52%

FINANCE CHARGES AND RENT	(383.994)	-9,15%	928.783	8,87%	3.409.657	107,89%	4.386.659	54,18%

SHAREHOLDERS
. Minority interest		0,00%	40.284	0,38%		0,00%	11.847	0,15%
. Retained earnings	3.098.087	73,78%	3.057.803	29,21%	(91.317)	-2,89%	(103.222)	-1,27%

	3.098.087	73,78%	3.098.087	29,59%	(91.317)	-2,89%	(91.375)	-1,13%

	4.198.891	100,00%	10.470.022	100,00%	3.160.294	100,00%	8.096.316	100,00%

	-		(L)		1		1

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
CONSUMERS AND RESELLERS AS OF SEPTEMBER 30 AND JUNE 30, 2008
(In thousands of Brazilian reais)

	COMPANY					CONSOLIDATED

	Current					Current					Non-current

	30/9/2008				30/6/2008	30/9/2008				30/6/2008	30/9/2008	30/6/2008

	Falling due	Overdue up to 90 days	more than 90 days	Total	Total	Falling due	Overdue up to 90 days	more than 90 days	Total	Total

AES ELETROPAULO	162.966	-	-	162.966	135.630	190.275	-	-	190.275	165.123	-	-
AES SUL	34.515	-	-	34.515	28.739	51.724	-	-	51.724	47.019	-	-
AES TIETÊ	-	-	-	-	-	773	-	-	773	-	-	-
AMPLA	35.132	-	-	35.132	29.252	67.012	-	-	67.012	58.345	-	-
ANDE	-	-	-	-	-	-	-	-	-	35.326	-	-
EBE	49.414	-	-	49.414	41.129	57.946	-	-	57.946	50.769	-	-
CEA	-	-	-	-	-	-	-	526.931	526.931	490.724	-	-
CEB	20.204	-	-	20.204	14.443	27.314	-	12.266	39.580	37.054	-	-
CEEE-D	35.118	-	-	35.118	25.073	58.041	-	-	58.041	47.924	-	-
CEEE-GT	-	-	-	-	-	253	-	-	253	-	-	-
CELESC	72.865	-	-	72.865	60.593	87.528	-	-	87.528	74.308	-	-
CELG	34.162	51.266	233.946	319.374	222.992	70.586	51.266	233.946	355.798	61.444	-	-
CELPA	-	-	-	-	-	42.972	-	-	42.972	35.218	-	-
CELPE	-	-	-	-	-	42.768	-	-	42.768	41.581	-	-
CEMAR	-	-	-	-	-	29.396	-	-	29.396	22.634	-	-
CEMIG	-	-	-	-	115.322	28.095	-	-	28.095	188.436	-	-
CEMIG Distribuição S.A.	138.501	-	-	138.501	-	180.623	-	-	180.623	-	-	-
CEMIG Geração S.A.	-	-	-	-	-	2.046	-	-	2.046	-	-	-
CESP	-	-	-	-	-	2.540	-	-	2.540	-	-	-
COELCE	-	-	-	-	-	29.291	-	-	29.291	25.313	-	-
COELBA	82.122	-	-	82.122	-	142.507	-	-	142.507	58.023	-	-
COPEL	-	-	-	-	68.328	79.534	-	-	79.534	141.997	-	-
CPFL	90.145	-	-	90.145	75.000	112.454	-	-	112.454	96.392	-	-
EBE	-	-	-	-	-	10.778	-	-	10.778	-	-	-
ELEKTRO	55.953	-	-	55.953	39.882	101.241	-	-	101.241	81.048	-	-
ENERSUL	13.445	-	-	13.445	13.001	18.718	-	-	18.718	19.817	-	-
ESCELSA	30.048	-	-	30.048	21.408	47.774	-	-	47.774	36.317	-	-
LIGHT	87.985	-	-	87.985	73.203	148.796	-	-	148.796	130.866	-	-
PIRATININGA	46.814	-	-	46.814	39.003	48.684	-	-	48.684	40.726	-	-
RGE	-	-	-	-	25.696	6.004	-	-	6.004	31.612	-	-
Sales at CCEE (Electricity Sales Chamber)	-	-	-	-	-	30.565	2.022	-	32.587	41.617	-	-
Regulatory assets	-	-	-	-	-	84.339	-	201	84.540	31.907	67.937	9.465
Electricity network use	-	-	-	-	-	360.324	1.045	19.645	381.014	362.305	-	-
PROINFA (Alternative electricity sources incentive prog	74.312	5.212	22.995	102.519	97.231	78.566	5.212	22.995	106.773	97.231	-	-
Consumers	-	-	-	-	-	269.257	194.913	435.920	900.090	1.061.788	-	11.029
Public sector	-	-	-	-	-	25.405	28.114	374.677	428.196	410.442	-	-
Other	58.605	-	-	58.605	24.120	676.231	9.382	590.844	1.276.457	1.252.219	27.215	24.332
(-) Allowance for doubtful accounts*	-	-	-		-	-	-	(1.719.194)	(1.719.194)	(1.655.388)	(60.356)	-

	1.122.306	56.478	256.941	1.435.725	1.150.045	3.210.360	291.954	498.231	4.000.545	3.620.135	34.796	44.826

* Includes Allowance for doubtful accounts (PCLD) of Extraordinary rate adjustment (RTE)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS
LOANS AND FINANCING GRANTED AS OF SEPTEMBER 30 AND JUNE 30, 2008
(In thousands of Brazilian reais)

	COMPANY								CONSOLIDATED

	9/30/2008				6/30/2008				9/30/2008				6/30/2008

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

	AVERAGE RATE	AMOUNT	CURRENT	NON-CURRENT	AVERAGE RATE	AMOUNT	CURRENT	NON-CURRENT	AVERAGE RATE	AMOUNT	CURRENT	NON- CURRENT	AVERAGE RATE	AMOUNT	CURRENT	NON- CURRENT

CONTROLLED COMPANIES
AND JOINTLY-CONTROLLED
COMPANY
FURNAS	10,00%	8.901	634.887	532.165	10,00%	4.361	606.724	486.778	-	-	-	-	-	-	-	-
CHESF	11,47%	31.673	413.841	3.053.098	11,47%	27.746	393.937	3.115.177	-	-	-	-	-	-	-	-
ELETROSUL	7,56%	327	17.482	246.407	7,56%	299	11.067	200.575	-	-	-	-	-	-	-	-
ELETRONORTE	13,57%	21.982	176.175	6.947.253	13,57%	24.436	120.987	6.618.295	-	-	-	-	-	-	-	-
ELETRONUCLEAR	12,69%	68.382	131.495	2.521.042	12,69%	52.354	122.392	2.432.314	-	-	-	-	-	-	-	-
CGTEE	6,39%	4.330	-	371.012	6,39%	53	93.927	2.609	-	-	-	-	-	-	-	-
MANAUS	10,49%	3.869	149.428	499.942	10,49%	2.299	152.503	217.709	-	-	-	-	-	-	-	-
CEAL	12,57%	3.335	30.692	309.493	12,57%	2.909	23.650	280.448	-	-	-	-	-	-	-	-
CERON	11,43%	3.758	47.086	371.433	11,43%	1.342	37.481	372.487	-	-	-	-	-	-	-	-
CEPISA	12,03%	774	62.496	350.394	12,03%	441	71.163	301.135	-	-	-	-	-	-	-	-
ELETROACRE	11,02%	370	9.398	32.291	11,02%	369	7.918	32.245	-	-	-	-	-	-	-	-
ITAIPU	7,07%	-	49.921	15.237.583	7,07%	-	41.513	12.824.327	-	-	24.961	7.618.792		-	20.757	6.412.163

		147.701	1.722.901	30.472.113		116.609	1.683.262	26.884.099		-	24.961	7.618.792		-	20.757	6.412.163

OTHER

CEMIG	7,09%	2.238	62.206	332.010	6,76%	2.414	66.144	344.352	7,09%	2.238	62.206	332.010	6,76%	2.414	66.144	344.352
COPEL	10,21%	433	4.301	68.194	10,21%	209	3.557	36.736	10,21%	433	4.301	68.194	10,21%	209	3.557	36.736
CEEE-D	9,33%	236	55.536	55.026	9,33%	342	54.599	83.971	9,33%	236	55.536	55.026	9,33%	342	54.599	83.971
DUKE	10,00%	3.944	169.069	806.626	10,00%	4.107	163.404	838.695	10,00%	3.944	169.069	806.626	10,00%	4.107	163.404	838.695
AES TIETÊ	10,00%	5.034	215.810	1.029.604	10,00%	5.243	208.579	1.070.537	10,00%	5.034	215.810	1.029.604	10,00%	5.243	208.579	1.070.537
AES ELETROPAULO	10,01%	271.294	120.904	-	10,01%	268.227	120.904	2.972	10,01%	271.294	120.904	-	10,01%	268.227	120.904	2.972
TRACTBEL	12,00%	771	28.883	48.234	12,00%	834	28.172	55.178	12,00%	771	28.883	48.234	12,00%	834	28.172	55.178
CELPE	6,00%	844	16.104	83.088	6,00%	763	16.286	87.006	6,00%	844	16.104	83.088	6,00%	763	16.286	87.006
CEMAR	5,09%	1.106	15.996	293.798	5,09%	1.059	13.773	285.672	5,09%	1.106	15.996	293.798	5,09%	1.059	13.773	285.672
CESP	9,36%	1.193	27.318	240.253	9,36%	1.222	26.591	244.391	9,36%	1.193	27.318	240.253	9,36%	1.222	26.591	244.393
OTHER	-	84.447	318.969	1.479.335	-	76.047	289.382	1.413.106	-	84.707	421.521	1.620.387	-	76.106	391.107	1.457.318
( - ) Allowance for doubtful acc	-	(53.147)	(54.675)	-	-	(48.496)	(50.381)	-	-	(53.147)	(54.675)	-	-	(48.496)	(50.381)	-

		318.393	980.421	4.436.168		311.971	941.010	4.462.616		318.653	1.082.973	4.577.220		312.030	1.042.735	4.506.830

TOTAL		466.094	2.703.322	34.908.281		428.580	2.624.272	31.346.715		318.653	1.107.934	12.196.012		312.030	1.063.492	10.918.993

The long-term portions granted out of ordinary and sectorial funds, including onlendings, are payable in variable installments, as shown below:

	2009	2010	2011	2012	2013	After 2013	TOTAL

COMPANY	3.126.925	2.540.169	2.444.484	2.371.363	2.405.624	22.019.716	34.908.281
CONSOLIDATED	1.092.463	887.467	854.037	828.490	840.460	7.693.096	12.196.013

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
INVESTMENTS IN CONSOLIDATED COMPANIES AS OF SEPTEMBER 30, 2008
(In thousands of Brazilian reais)

	9/30/2008													6/30/2008

COMPANIES’ DATA					ELETRONUCLEAR
	FURNAS	CHESF	ELETROSUL	ELETRONORTE	(a)	ELETROPAR	CGTEE	MANAUS	CEAL	CEAM	ELETROACRE	ITAIPU (b)	TOTAL	TOTAL

Capital stock	3.194.000	2.196.306	1.245.042	2.963.972	3.295.768	55.769	868.721	2.381.558	218.393	-	64.590	191.430	-	-

Shareholders’ equity (a)	13.865.143	12.773.093	2.384.936	7.649.995	4.629.766	128.004	493.390	124.796	61.953	-	68.975	191.430	-	-

Net income (loss) for the period	433.435	907.089	181.185	(967.412)	174.189	9.949	(148.818)	(430.329)	(30.725)	-	(10.794)	-	-	-

ELETROBRÁS’ INTERESTS
Number of shares - thousand share lot
Common shares	50.618.949	40.478	42.582.421	68.736.323	9.611.945	8.480.196	1.126.273	1.750.588	347.348	-	38.551.566	-	-	-
Preferred shares	14.088.233	1.002	-	-	2.687.056	-	-	-	5.978	-	14.565.254	-	-	-
% of interest
Subscribed and paid-in capital	99,54	99,45	99,71	98,66	99,80	81,61	99,94	100,00	75,17	-	93,29	50,00	-	-
Voting	99,82	100,00	99,71	98,66	99,92	81,61	99,94	100,00	74,84	-	93,29	50,00	-	-

CHANGES IN INVESTMENTS:

Balances at beginning of the period	13.325.437	11.507.964	2.103.058	7.185.839	4.446.849	45.181	641.823	-	121.678	(657.508)	80.554	88.565	38.889.440	38.889.440
New investments	-	-	-	120.738	-	-	-	168.049				-	288.787	288.787
Mergers, acquisitions, and spin-offs										657.508			657.508	657.508
Monetary adjustment AFAC (Advance for future increase in capital)									5.462		3.381		8.843	5.466
Equity accounting – income (loss) for the period	431.441	902.100	180.660	(956.066)	173.816	8.452	(148.729)	(43.253)	(22.560)		(10.070)	7.150	522.942	595.765

Balances at end of the period	13.756.878	12.410.064	2.283.718	6.350.511	4.620.665	53.633	493.094	124.796	104.580	-	73.865	95.715	40.367.520	40.436.966

(a) Adjusted shareholders' equity.
(b) The interests of ELETROBRAS, according to Decree 72,707/73, is fixed and corresponds to US$ 50,000 thousand.

Other independent auditors have audited the financial statements of the companies FURNAS, ELETROSUL, CHESF, ELETRONUCLEAR, ELETROPAR, MANAUS, CEAL, CEAM, ELETROACRE and CGTEE.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

SHAREHOLDERS' DEFICIT IN CONSOLIDATED COMPANIES AS OF SEPTEMBER 30, 2008

(in thousands of Brazilian reais)

	9/30/2008			6/30/2008

COMPANIES’ DATA	CERON	CEPISA	TOTAL	TOTAL

Capital stock	362.732	375.023	-	-

Shareholders’ equity (a)	(112.295)	(214.178)	-	-

Net loss for the period	(70.545)	(47.858)	-	-

ELETROBRÁS’ INTERESTS
Number of shares - thousand share lot
Common shares	638.409.078	25.039.537	-	-
Preferred shares	-	1.180.830	-	-
% of interest			-	-
Subscribed and paid-in capital	99,96	98,56	-	-
Voting	99,96	99,98	-	-

CHANGES IN SHAREHOLDERS' DEFICIT:

Balances at beginning of the period	(40.450)	(177.819)	(218.269)	(218.269)
Monetary adjustment AFAC	575	6.429	7.004	11.202
Equity accounting – loss for the period	(72.230)	(32.684)	(104.914)	(88.699)

Balances at end of the period	(112.105)	(204.074)	(316.179)	(295.766)

(a) Other independent auditors have audited the financial statements of the companies CERON and CEPISA.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

PROPERTY, PLANT AND EQUIPMENT

(In thousands of Brazilian reais)

	COMPANY	CONTROLLED COMPANIES													CONSOLIDATED

	set/08	set/08													set/08

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPU	CGTEE	MANAUS	ELETROPAR	CEAL	CEPISA	ELETROACRE	CERON	TOTAL

Generation
In service	-	8.845.387	17.237.691	18.041.625	6.041.871	-	15.813.815	301.702	1.789.738	-	-	-	-	47.364	68.119.193
Accumulated depreciation	-	(3.023.671)	(6.854.219)	(7.147.332)	(1.995.945)	-	-	-	(990.832)	-	-	-	-	(31.830)	(20.043.829)

	-	5.821.716	10.383.472	10.894.293	4.045.926	-	15.813.815	301.702	798.906	-	-	-	-	15.534	48.075.364
In progress	-	1.305.174	227.350	524.462	2.479.896	202.662	223.613	-	111.745	-	-	-	-	1.545	5.076.447

	-	7.126.890	10.610.822	11.418.755	6.525.822	202.662	16.037.427	301.702	910.651	-	-	-	-	17.079	53.151.810

Transmission
In service	13.269	12.400.432	7.041.177	6.098.052	-	3.035.269	1.178.736	-	-	-	-	-	-	-	29.766.935
Accumulated depreciation	(652)	(6.248.001)	(3.272.598)	(2.853.108)	-	(1.334.976)	-	-		-	-	-	-	-	(13.709.335)

	12.617	6.152.431	3.768.579	3.244.944	-	1.700.293	1.178.736	-		-	-	-	-	-	16.057.600
In progress	-	1.193.524	1.281.739	565.454	-	289.172	-	-	-	-	-	-			3.329.889

	12.617	7.345.955	5.050.318	3.810.398	-	1.989.465	1.178.736	-		-	-	-	-	-	19.387.489

Distribution
In service	-	1.410	-	222.995	-	-	-	-	1.099.731	-	655.759	598.950	235.741	478.984	3.293.570
Accumulated depreciation	-	(523)	-	(60.454)	-	-	-	-	(517.245)	-	(246.052)	(294.185)	(62.647)	(209.764)	(1.390.870)

	-	887	-	162.541	-	-	-	-	582.486	-	409.707	304.765	173.094	269.220	1.902.700
In progress	-	-	-	97.219	-		-	-	188.163	-	72.804	152.977	58.955	76.957	647.075

	-	887	-	259.760	-	-	-	-	770.649	-	482.511	457.742	232.049	346.177	2.549.775

Management
In service	40.583	195.448	919.515	54.854	14.759	33.273	816.907	-	286.755	163	14.251		15.057	24.271	2.415.836
Accumulated depreciation	(27.768)	(86.027)	(474.599)	(23.494)	(6.540)	(9.694)	-	-	(184.098)	(137)	(8.358)	-	(9.651)	(12.064)	(842.430)

	12.815	109.421	444.916	31.360	8.219	23.579	816.907	-	102.657	26	5.893	-	5.406	12.207	1.573.406
In progress	-	19.961	155.930	147.535	1.012	400	408.439	-	1.144	-	19		1.245	735	736.420

	12.815	129.382	600.846	178.895	9.231	23.979	1.225.345	-	103.801	26	5.912	-	6.651	12.942	2.309.825

	25.432	14.603.114	16.261.986	15.667.808	6.535.053	2.216.106	18.441.508	301.702	1.785.101	26	488.423	457.743	238.700	376.198	77.398.899

Concession-linked obligations
(-) Amortization and reversals	-	(81.998)	-	-	-		-	-		-	(418)	-	-	-	(82.416)
(-) Consumers’ contributions	-	-	(3.344)	(320)	-	-	-	-	(24.375)	-	(18.988)	(10.050)	-	(11.808)	(68.885)
(-) Federal Government’s participation	-	(28.539)	(108.052)	(230.256)	(2.446)	-	-	-	(60.754)	-	(143.895)	(3.604)	(109.462)	(24.240)	(711.248)
(-) Donations and grants for investment	-	(2.003)	(43.865)	-	(195)	(6.815)	-	-	(197.544)	-	(36.143)	(157.379)	-	(4.501)	(448.445)
(-) Other	-	-	(380)	(38.632)	-	-	-	475.752	-	-	(4.371)	(2.211)	(48.329)	(107.737)	274.092

	-	(112.540)	(155.641)	(269.208)	(2.641)	(6.815)	-	475.752	(282.673)	-	(203.815)	(173.244)	(157.791)	(148.286)	(1.036.902)

TOTAL	25.432	14.490.574	16.106.345	15.398.600	6.532.412	2.209.291	18.441.508	777.454	1.502.428	26	284.608	284.499	80.909	227.912	76.361.997

Annual average depreciation rate (%)
Generation	0,00%	2,30%	2,41%	2,56%	3,30%	0,00%	0,00%	6,12%	1,96%	0,00%	-	4,50%	-	3,07%
Transmission	0,00%	3,00%	2,98%	2,76%	0,00%	3,19%	0,00%	0,00%	0,00%	0,00%	2,72%	0,00%	-	0,00%
Distribution / Sales	0,00%	9,30%	0,00%	3,00%	0,00%	0,00%	0,00%	0,00%	3,13%	0,00%	-	5,40%	4,09	4,26%
Management	7,95%	5,70%	7,22%	15,00%	10,00%	7,51%	0,00%	12,50%	1,60%	0,00%	2,32%	5,60%	5,29	9,47%

	COMPANY								CONSOLIDATED

	9/30/2008				6/30/2008				9/30/2008				6/30/2008

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

	AVERAGE RATE	AMOUNT	CURRENT	NON-CURRENT	AVERAGE RATE	AMOUNT	CURRENT	NON-CURRENT	AVERAGE RATE	AMOUNT	CURRENT	NON- CURRENT	AVERAGE RATE	AMOUNT	CURRENT	NON- CURRENT

FOREIGN CURRENCY
Financial institutions

Inter-American Development Bank - IDB	5,63%	9.741	35.618	320.558	5,62%	3.890	29.619	266.571	5,62%	9.741	35.618	320.558	5,62%	3.890	29.619	266.571
Corporación Andino de Fomento - CAF	4,76%	23.471	-	1.340.010	8,03%	1.398	6.254	159.190	8,06%	23.471	-	1.340.010	8,06%	1.398	6.254	159.190
Kreditanstalt fur Wiederaufbau - KFW	5,73%	1.871	27.854	90.860	5,73%	155	23.801	84.557	5,73%	2.740	51.431	102.649	5,73%	357	45.743	95.528
AMFORP & BEPCO	6,50%	5	327	-	6,50%	-	176	91	6,50%	5	327	-	6,50%	-	176	91
Dresdner Bank	6,25%	2.402	25.574	90.859	6,25%	199	23.800	84.557	6,25%	2.759	37.020	96.582	6,25%	283	34.452	89.883
Eximbank	2,15%	3.829	39.478	355.304	2,15%	1.533	32.906	296.155	2,15%	3.829	39.478	355.304	2,15%	1.533	32.906	296.155
Other		4.362	1.934	386.480	6,40%	301	1.610	13.941		5.846	15.903	409.445		984	14.036	24.892

		45.681	130.785	2.584.071		7.476	118.166	905.062		48.391	179.777	2.624.548		8.445	163.186	932.310

Bonus
Bonus - Dresdner Bank	7,75%	17.095	-	574.290	7,75%	3.525	-	477.570	7,75%	17.095	-	574.290	7,75%	3.525		477.570

		17.095	-	574.290		3.525	-	477.570		17.095	-	574.290		3.525	-	477.570

Other
Federal treasury - ITAIPU		-	-	-		-	-	-		13.639	392.519	10.029.193		5.171	337.286	8.392.792

		-	-	-		-	-	-		13.639	392.519	10.029.193		5.171	337.286	8.392.792

		62.776	130.785	3.158.361		11.001	118.166	1.382.632		79.125	572.296	13.228.031		17.141	500.472	9.802.672

LOCAL CURRENCY
Receivables Investment Fund (FIDC)		-	-	-		-	-	-		-	233.493	134.570		10.209	101.511	1.169.746
Other		-	-	-		-	-	-		57.930	250.902	2.406.286		55.157	416.879	1.331.897

		-	-	-		-	-	-		57.930	484.395	2.540.856		65.366	518.390	2.501.643

		62.776	130.785	3.158.361		11.001	118.166	1.382.632		137.055	1.056.691	15.768.887		82.507	1.018.862	12.304.315

a) The debt is guaranteed by the Federal Government and/or ELETROBRÁS.

b) The total debt in foreign currency, including charges, amounts to R$ 3,351,923 thousand (Company), corresponding to US$ 1,750,991 thousand, and R$ 13,879,453 thousand (Consolidated), corresponding to US$ 7,250,406 thousand. The percentage distribution by currency is as follows:

	US$	EURO	YEN

COMPANY	81%	7%	12%
CONSOLIDATED	94%	3%	3%

c) Loans and financing incurred interest at the average rate of 6.69% p.a. in 2008 and 6.93% p.a. in 2007.

d) The long-term portion of loans and financing denominated In thousands of US Dollars matures as follows:

	2009	2010	2011	2012	2013	After 2013	TOTAL

COMPANY	62.160	104.426	104.426	104.426	94.382	1.180.058	1.649.878
CONSOLIDATED	179.519	656.756	497.848	621.402	537.022	5.744.871	8.237.418

05.01 – MANAGEMENT REPORT AND NOTES FOR THE QUARTER

1 – RESULT OF THE PERIOD

In the third quarter of 2008, Eletrobrás’ net income amounted to R$2,113.7 million, equivalent to R$1.87 per share. In the same period of the previous year, the Company had losses amounting to R$174.1 million, equivalent to R$0.15 per share. Comparing the first nine months of the year, Eletrobrás’ net income amounted to R$3,098.1 million, equivalent to R$2.74 per share, but in the same period of the previous year, the Company had losses amounting to R$91.3 million, equivalent to R$0.08 per share.

1. Eletrobrás System
Changes in the consolidated Financial Statements of Eletrobrás System were as follows:

Consolidated - R$ million
3rd quarter				January to September

2008	2007	Variation		2008	2007	Variation

7,154.1	5,784.8	23.7%	Operating revenues	21,162.6	17,564.4	20.5%
5,682.8	5,125.0	10.9%	Operating expenses	16,311.0	14,646.8	11.4%
1,471.3	659.8	123.0%	Operating Income (1)	4,851.6	2,917.6	66.3%
1,820.0	(757.5)	346.8%	Financial income (loss)	453.3	(2,884.5)	115.7%
2,113.7	(174.1)	1314.1%	Net Income	3,098.1	(91.3)	3493.3%
1.87	(0.15)	1346.7%	Earnings per share	2.74	(0.08)	3525.0%
31,079.5	30,114.1	3.2%	Market value	31,079.5	30,114.1	3.2%
20.6%	11.4%	9.2pp	Operating margin (%)	22.9%	16.6%	6.3pp
29.6%	(3.0)%	32.6pp	Net margin (%)	14.6%	(0.5)%	15.1pp

(1) Operating income before financial income (loss).
Operating Margin = Operating Income / Operating Revenues.
Net Margin = Net income / Operating Revenues.
pp = percentage points

1.1 Increase in EBITDA

The sum of our controlled companies’ EBITDA in the first nine months of 2008 amounts to R$4.4 billion, up 55.6% in comparison with the same period in 2007, when it amounted to R$2.8 billion.

As for our electricity generating and transmission companies, Furnas had an increase of 91.8%, from R$0.59 billion to R$1.1 billion, and Chesf had an increase of 35.9%, from R$1.6 billion to R$2.2 billion.

Eletronorte, which supplies Brazilian isolated system, had an increase of 56.4%, from R$0.38 billion in 2007 to R$0.59 billion this year. EBITDA of Eletrosul, still operating only as an electricity transmission company, in 2008, amounts to R$0.24 billion, 9.3% above the amount of R$0.22 billion recorded in 2007. The EBITDA amount calculated for each company of Eletrobrás system is presented after the Financial Statements of the respective companies.

2. Eletrobrás Ownership Interests

The recognition of investees’ results by Eletrobrás had a positive impact in the Company during the first nine months of 2008 and amounted to R$935.3 million, being the result of corporate investments valuation. In the same period of the previous year, Ownership Interest had a positive balance of R$398.8 million.
The following table shows earnings from Eletrobrás ownership interests.

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Investments in controlled companies
Equity in earnings (losses) of controlled companies	433,877	(67,396)		-
Capital earnings – ITAIPU	32,764	36,655	32,764	36,655

	466,641	(30,741)	32,764	36,655

Investments in relevant affiliated
companies
Equity in earnings (losses) of	316,549	317,840	316,549	317,840
controlled companies
Interest on equity capital	40,458	179	40,458	180

	357,007	318,019	357,007	318,020

Other investments
Interest on equity capital	14,171	4,768	14,171	4,767
Dividends	50,782	59,690	50,782	59,690
Investment yield
in partnerships	46,739	47,063	162,690	30,443

	111,692	111,521	227,643	94,900

	935,340	398,799	617,414	449,575

Equity in earnings (losses) per company

	AFAC (Advance for	Equity in earnings
	Future Increase in	(losses)
	Capital)	Income (loss)
	Monetary adjustment	for the period	Total

Furnas		431,441	431,441
Chesf		902,100	902,100
Eletrosul		180,660	180,660
Eletronorte		(956,066)	(956,066)
Eletronuclear		173,816	173,816
Itaipu		7,150	7,150
CGTEE		(148,729)	(148,729)
Manaus		(43,253)	(43,253)
Ceal	5,462	(22,557)	(17,095)
Eletroacre	3,381	(10,070)	(6,689)
Ceron	575	(72,230)	(71,655)
Cepisa	6,429	(32,684)	(26,255)
Eletropar		8,452	8,452

Total	15,847	418,030	433,877

3 - Financial Income (Loss):

The devaluation of Real against the US dollar, and the fact that Eletrobrás holds relevant portions of its receivables (net of obligations) indexed to the US dollar – R$13,955 million (US$7,290 million) -, resulted in gains for the Company during the first nine months of 2008. In this period, Eletrobrás recorded gains of R$988.1 million (R$2,569.4 million in the third quarter) arising from exchange rate variation. In the same period in 2007 there were losses amounting to R$2,447.9, of which R$608.5 million refer to the third quarter of 2007.

As for monetary variations resulting from internal price levels, in this nine-month period of 2008, the Company's gains amounted to R$865.2 million (R$111.5 in the third quarter). In the same period of 2007 there were gains amounting to R$378.0 million, of which R$209.3 million refer to the third quarter.

3.1 – Financing Receivable

At the end of this quarter, the Company had granted 769 loans and financing contracts totaling R$38,077,697 thousand (June 30, 2008 - R$34,399,568 thousand), as follows:

Currency	US$ thousand	%	R$
	(equivalent)		thousand

US dollar	8,707,327	43.77%	16,668,436
IGP-M (General Market	5,434,656	27.32%	10,403,562
Price Index)
Brazilian real	5,335,179	26.82%	10,213,133
Yen	229,300	1.15%	438,948
Euro	184,724	0.94%	353,617

Total	19,891,186	100.00%	38,077,696

The long-term portions of the loans and financing granted out of ordinary and sectorial funds, including onlendings, are payable in variable installments, as shown below:

	2009	2010	2011	2012	2013	After 2013	TOTAL

COMPANY	3,126,925	2,540,169	2,444,484	2,371,363	2,405,624	22,019,716	34,908,281
CONSOLIDATED	1,092,463	887,467	854,037	828,490	840,460	7,693,096	12,196,013

3.2 – Financing Payable

At the end of the third quarter of 2008, ELETROBRÁS had 13 debt contracts, including loans, financing and bonds, amounting to R$3,351,923 thousand (June 30, 2008 - R$1,775,533 thousand), as follows:

Currency	US$ thousand	%	R$
	(equivalent)		thousand

US dollar	1,417,694	80.97%	2,713,892
Yen	208,228	11.89%	398,611
EURO	125,069	7.14%	239,419

TOTAL	1,750,991	100.00%	3,351,922

The total debt in foreign currency, including charges, amounts to R$ 3,351,923 thousand (Company), corresponding to US$ 1,750,991 thousand, and R$ 13,879,453 thousand (Consolidated) corresponding to US$ 7,250,406 thousand. The percentage distribution by currency is as follows:

	US$	EURO	YEN

COMPANY	81%	7%	12%
CONSOLIDATED	94%	3%	3%

Loans and financing incurred interest at the average rate of 6.69% p.a. in 2008 and 6.93% p.a. in 2007.

d) The long-term portion of loans and financing denominated in thousands of US Dollars matures as follows:

	2009	2010	2011	2012	2013	After 2013	TOTAL

COMPANY	62,160	104,426	104,426	104,426	94,382	1,180,058	1,649,878
CONSOLIDATED	179,519	656,756	497,848	621,402	537,022	5,744,871	8,237,419

2 - USE OF FUNDS

In the 3rd quarter of 2008, ELETROBRÁS has applied funds amounting to R$1,054,181.5 thousand, with R$402,471.5 thousand from Ordinary Funds - RO, R$430,493.7 thousand from the Energy Development Account – CDE, and R$221,216.3 thousand from the Global Reversion Reserve Quota – RGR, assigned to the following Programs:

Ordinary Funds - RO

PROGRAM	R$ THOUSAND
Operating deficit coverage	295,964.1
Energy Purchase / Thermal Plant	13,258.6
Transmission	32,147.1
Debt Installment	61,101.7
TOTAL	402,471.5

Funds from CDE

PROGRAM	R$ THOUSAND
Luz para Todos (Light for All)	430,493.7
TOTAL	430,493.7

Funds from RGR

PROGRAM	R$ THOUSAND
Distribution	6,838.4

Generation	6,439.3
Luz para Todos (Light for All)	152,864.7
Reluz (Public lighting program)	10,298.6
Transmission	44,775.3
TOTAL	221,216.3

3 – BUSINESS STATUS

In order to offer a general view of the main activities and events of the 3rd quarter of 2008, here follows a summary of the situation of electricity generation and transmission businesses, directly or indirectly conducted by the companies of ELETROBRÁS Group, classified according to their location.

NORTHERN REGION

• GENERATION WORKS:

UHE (Hydroelectric Power Plant) Santo Antônio: located in Rio Madeira, state of Rondônia, with installed capacity of 3,150 MW, not yet initiated. IBAMA (Brazilian Institute of the Environment) issued the Installation License (LI) on August 11, 2008, and the beginning of operations of the first generating unit is expected for December 1, 2012. Furnas Centrais Elétricas S.A. holds ownership interest of 39% in the Business.

UHE Jirau: located in Rio Madeira, state of Rondônia, with installed capacity of 3,300 MW, not yet initiated, as the new project awaits the approval of ANEEL. Companhia Hidro Elétrica do São Francisco – CHESF and Centrais Elétricas do Sul do Brasil – ELETROSUL hold ownership interest of 20% each in the Business.

• TRANSMISSION WORKS:

LT (Transmission Line) 230 kV Pimenta Bueno / Vilhena – C1 and Associated Substations: The works of construction, electromechanical assembly, and easement strips clearing are concluded. Commission services are now being conducted. Energization expected to: OCT/2008.

LT 230 kV São Luiz II / São Luiz III: The topographic services and data survey for the construction of the 230kV and 36km long LT have been initiated. The contract with the construction company includes the provision of services and goods on a turnkey basis. Energization expected to: MAR/2009.

LT 138 kV Calçoene / Oiapoque and Associated Substations: The topographic and geologic survey services for the construction of the 138kV and 204km long LT have been concluded. The EIA/RIMA (Environmental Impact Study and Report) was delivered to IBAMA. After Environmental permits (LP and LI) are obtained, the construction will start. Energization was postponed from DEC/2009 to APR/2010.

SE (Substation) São Luiz III: The implementation of a new substation of 230/69kV and 150MVA of transformation capacity is under construction (land clearing). Electromechanical assembly services were not initiated. Installation License No. 388/08 was issued on September 11, 2008. Energization expected to: MAR/2009.

SE Ariquemes: Construction works and electromechanical assembly are being conducted for the installation of two three-phase Transformers of 60 MVA, sent from the SE Porto Velho I to substitute the two existing 30 MVA transformers, the installation of a 20 Mvar reactor and the respective connections. Energization expected to JUN/09.

SE Pimenta Bueno: The implementation of two Autotransformers of 55 MVA and their respective connections is under construction and being electromechanically assembled. The energization of the first 55 MVA Autotransformer happened in JUN/2008. The energization of the second Autotransformer is expected for AUG/2009, since it is currently installed in SE Coxipó.

SE Vilhena: The construction works and electromechanical assembly for the implementation of two Three-phase Transformers of 230/69/13.8 kV - 60 MVA, and associated works, are being concluded. All equipment in the construction site was delivered. Energization expected to: OCT/2008

SE Tiradentes: Construction works were concluded. The electromechanical assembly for the implementation of the substation 69/13.8 kV – 3 x 26.6 MVA is being concluded. Energization was postponed from AUG/2008 to OCT/2008.

SE Ji-Paraná: The construction works and electromechanical assembly for the implementation of one Three-phase Transformer 230/138/13.8 kV of 100 MVA, and its respective connections, are being concluded. The energization date of the Transformer is expected for AUG/2009, since it is currently installed in SE Coxipó.

SE Rolim de Moura: Construction works and electromechanical assembly are being conducted for the expansion of transformation capacity with two three-phase Transformers of 138/13,8 kV - 40 MVA. All equipment in the construction site was delivered. Transformer TR2 and its respective 138 kV bridge were energized on August 17, 2008. Energization of Transformer TR1 is expected for OCT/2008.

SE Santa Maria: In their initial stage are the works for the substitution of the (existing) Three-phase Transformer of 230/69/13,8 kV - 50 MVA for another of 150 MVA, and installation of a new Three-phase Transformer of 230/69/13,8 kV - 150 MVA and its respective connections. Energization expected to OCT/2009.

SE Guamá: The works for the installation of the third Transformers bank of 230/69/13.8 kV - 3x50 MVA and its respective connections are in the initial stage. Energization expected to JUN/2009.

NORTHEASTERN REGION

• TRANSMISSION WORKS:

LT 230 kV Milagres/Coremas - C2: Installation License (LI) was granted only on December 12, 2007. CHESF has concluded the hiring process of the new sub-contractor to perform the construction works. The new construction contract was signed on July 01, 2008 and works began on July 10, 2008. Energization was postponed to FEB/2008.

LT 230 kV Funil/Itapebi – C3: Engineering services were postponed because the Company did not receive the approval from IBAMA/BA, and the Authorization for Removal of Vegetation - ASV (requested on March 30, 2007 and issued by the Center of Environmental Resources of the State of Bahia – CRA/BA). Energization was postponed to DEC/2009.

Installation of Transformers: Currently, there are other 18 (eighteen) three-phase transformers being installed in SEs Bom Jesus da Lapa, Catú, Icó, Jacaracanga, Maceió, Mossoró II, Pau Ferro, Pici II, Piripiri, Ribeirão, Tacaimbó, Santa Cruz II, Jardim II, Bom Nome, Penedo, Angelim, totaling 1410 MVA, expected to be energized in 2008/2009.

LT 230 kV Ibicoara/Brumado – C1: The construction of the LT 230 kV Ibicoara/Brumado – C1 (95Km-long, simple circuit transmission line including 190 metal structures) obtained a dismissal from the obligation of having an environmental license issued by the CRA/BA/CEPRAM (State Environmental Counsel) based on State Decree 8398/02. The hiring process of the construction works was concluded, and works will start upon the receipt of IPHAN’s authorization. Energization expected to JUL/2009.

LT 230 kV Paraíso/Açu II – C2: Licenses no. 2007-011485/TEC/LP-0304 and no. 2008-020797/TEC/LI-0254, issued by IDEMA (Environmental Protection Institute), were obtained for the construction of LT 230 kV Paraíso/Açu II – C2 (135Km-long, simple circuit transmission line including 270 metal structures). Due to a delay in the hiring process of construction works, energization was postponed to MAY/2009.

LT 230 kV Picos/Tauá II – C1: The construction of LT 230 kV Picos/Tauá II – C1 (180Km-long, simple circuit transmission line including 360 metal structures) depends on the completion of the hiring process of construction works and the approval of the environmental process by IBAMA/headquarters. Considering the time and requirements observed in environmental license processes previously conducted by IBAMA/headquarters, the expected dates for the issue of the preliminary and installation licenses project energization for: OCT/2009

SE Porto Franco: The construction works and electromechanical assembly for the implementation of one Autotransformer of 230/138/13.8 kV - 100 MVA, and associated connections, are being concluded. Energization expected to: NOV/2008

SE Imperatriz: Construction works and electromechanical assembly are being concluded. All equipment in the construction site was delivered. Three-phase Transformer 230/69/13.8 kV – 100 MVA started to operate under contingency status in the substation. The 230 kV Connection is operating. Energization was postponed from SEP/2008 to NOV/2008.

SE Presidente Dutra: Construction works and electromechanical assembly are being conducted for the installation of one Three-phase Transformer of 230/69/13,8 kV – 50 MVA. All equipment in the construction site was delivered. Due to a delay in the delivery of the Protection, Control, and Supervision System, energization was postponed from SEP/2008 to NOV/2008.

SOUTHEASTERN REGION

• GENERATION WORKS:

UHE Retiro Baixo: Proceeding with construction works initiated in FEB/2007. Business operations of the 1st generating unit are expected to JAN/2010. Furnas Centrais Elétricas S.A. has ownership interest of 49%.

UHE Simplício: Proceeding with construction works initiated in JAN/2007. Business operations of the 1st generating unit are expected to JUN/2010. Furnas has ownership interest of 100%.

UHE Baguarí: Proceeding with construction works initiated in MAY/2007. Business operations of the 1st generating unit are expected to APR/2010. Furnas Centrais Elétricas S.A. has ownership interest of 15%.

UTN (Nuclear power plant) Angra 3: Resumption of the Plant’s works according to the Brazilian Council on Energy Policy (CNPE) Resolution No. 003 of June 25, 2007. The Installation License for construction was obtained on September 23, 2008, and the resumption of construction works is expected for APR/2009, aiming the beginning of business operations of the 1,350 MW generating unit in DEC/2014.

• TRANSMISSION WORKS:

SE Campinas 10A: Construction works and assembly are being conducted for the installation of fifth Autotransformers bank of 345/138 kV – 3 x 50 MVA and the respective connection modules of 345 kV. ANEEL’s Authorizing Resolution No. 676/2006 changed the date of the beginning of operations from January 31, 2008 to March 31, 2008, and Furnas requested ANEEL on March 27, 2008 the delay of energization for December 31, 2008. Business schedule will be reestablished after ANEEL’s answer.

SE Ibiúna 8A: Construction works and assembly are being conducted for the installation of single-phase bar reactor bank of 500 kV with 180 Mvar - (3+1) x 60 MVAr and the respective connection module of 500 kV. ANEEL’s Authorizing Resolution No. 676/2006 changed the date of the beginning of operations from January 31, 2008 to March 31, 2008, and Furnas requested ANEEL the delay of energization for November 31, 2008. Business schedule will be reestablished after ANEEL’s answer.

SE Viana 2A: Construction works and electromechanical assembly are being hired for the implementation of the third single-phase autotransformer bank of 345/138/13.8 kV, 3 x 75 MVA, with spare phases authorized by ANEEL’s Authorizing Resolution No. 062 of February 2, 2005 and connection bridges. Energization is expected for June 2009.

SE Macaé 2A: Construction works and assembly are being hired for the installation of one reactor bank of 345kV, 4 x 20 MVAr and the respective connection module. This project was authorized through ANEEL’s Authorizing Resolution No. 940/2007 of June 5, 2007. Energization is expected for June 2009.

LT 345 kV Macaé/Campos – C3 and associated substations: LT of 345 kV connecting SE Macaé to SE Campos, with an extension of 92 km, 103 self-supporting towers and 133 stayed towers, in single horizontal circuit with 2 conductors of 954 MCM (RAIL) per phase. Installation License No. FE014501 was issued on July 24, 2008 by FEEMA (Environmental Engineering State Foundation). A change in the date of business energization for July 31, 2009 is being formalized with ANEEL. Business schedule will be reestablished by FURNAS after ANEEL’s answer. Construction works have not yet been initiated. Given the delay in obtaining the LI, FURNAS is preparing a new bid for the construction of the transmission line.

LT 345 kV Tijuco Preto / Itapeti and Associated Substations: Currently in project. Equipment is being acquired. It waits for the Installation License for the beginning of the 345 kV LT’s construction, connecting SE Tijuco Preto to SE Itapeti, with an extension of 21 km, and double circuit. In OCT/2007, Furnas requested ANEEL the delay of energization of this business for OCT/2008. Business schedule will be reestablished after the issue of the Installation License. Energization is expected for 10 months after the Installation License is obtained.

LT 345 kV Itapeti / Nordeste and Associated Substations: Currently in project. Equipment is being acquired. It waits for the LI for the beginning of the 345 kV LT’s construction, connecting SE Itapeti to SE Nordeste, with an extension of 29 km, and double circuit. In OCT/2007, Furnas requested ANEEL the delay of energization of this business for OCT/2008. Energization is expected for 10 months after the Installation License is obtained.

LT 345 kV Furnas / Pimenta II and Associated Substations: Business works were interrupted awaiting the LI to be obtained. The delay of energization for May 30, 2008 was requested for ANEEL, and the Preliminary License (LP) subject to ratification was obtained for process COPAM No. 12701/2006/001/2007 on March 13, 2008. Business schedule will be reviewed, as energization will happen 9 months after the Installation License is issued. Furnas Centrais Elétricas S.A. has ownership interest of 49% of the shares of Companhia de Transmissão Centroeste de Minas.

CENTER WESTERN REGION

• GENERATION WORKS:

UHE Serra do Facão: Proceeding with construction works initiated in MAY/2007. Business operations of the 1st generating unit are expected to DEC/2010. Furnas Centrais Elétricas S.A. has ownership interest of 49.5% in this business.

UHE Batalha: Proceeding with construction works initiated in JUN/2008. Business operations of the 1st generating unit are expected to AUG/2010. Furnas Centrais Elétricas S.A. has ownership interest of 100%.

UHE Dardanelos: Proceeding with construction works initiated in SEP/2007. Business operations of the 1st generating unit are expected to JAN/2010. Centrais Elétricas do Norte do Brasil S.A. - Eletronorte and Companhia Hidroelétrica do São Francisco – CHESF have ownership interest of 24.5% each.

UHE São Domingos: Centrais Elétricas do Sul do Brasil – ELETROSUL has ownership interest of 100% and business is currently under environmental license processes. There is no date established for the beginning of construction works.

• TRANSMISSION WORKS:

SE Coxipó: Currently in project the installation of the fourth single-phase autotransformer bank (AT4) with 3 units of 230/138/13.8 kV – 33.3 MVA each, plus a spare unit also of 33.3 MVA. Construction works and electromechanical assembly have not yet been initiated. Energization expected to: APR/2009.

SOUTHERN REGION

• GENERATION WORKS:

UHE Foz do Chapecó: Proceeding with construction works initiated in JAN/2007. Business operations of the 1st generating unit are expected to AUG/2010. Furnas Centrais Elétricas S.A. has ownership interest of 40%.

UHE Mauá: Construction works arranged with sub-contractors initiated in JUL/2008 and aiming to start the business operations of the 1st generating unit in MAY/2011. Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL has ownership interest of 49%.

UHE Passo de São João: Proceeding with construction works initiated in NOV/2007. Business operations of the 1st generating unit are expected to APR/2010. Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL has ownership interest of 100%.

UTE Candiota III (Pres. Médice – Phase C): Proceeding with construction works initiated in SEP/2007. Business operations of the 1st generating unit of 350 MW are expected to DEC/2009. Companhia de Geração Térmica de Energia Elétrica – CGTEE has ownership interest of 100%.

• TRANSMISSION WORKS:

SE Palhoça: Executive projects completed. Construction works and electromechanical assembly completed. Commission will be paid upon the completion of the implementation of SE Biguaçú. Energization is expected to DEC/2008.

SE Desterro: Executive projects are in the final stage of preparation. Construction works and electromechanical assembly are being conducted. All equipment has already been acquired. Energization expected to DEC/2008.

SE Biguaçú: Executive projects are completed. Construction works are being completed and electromechanical assembly is being conducted. All equipment has already been delivered. Energization expected to DEC/2008.

LT 230 kV Desterro / Palhoça: Construction works and electromechanical assembly were concluded in land. Submarine cable crossing: Cable installation completed. The mechanical protection of the remaining 70 meters of cable on sea ground is being conducted. The construction of the accesses for the implementation of concrete poles and bases for the metal structures on the island was initiated. Energization expected to DEC/2008.

LT 230 kV Biguaçú / Palhoça - CD: Construction works completed but the LT was not energized, waiting for the completion of SE Biguaçú. Energization expected to DEC/2008.

LT Section 230 kV Jorge Lacerda B / Blumenau: Construction works completed but the LT was not energized, waiting for the completion of SE Biguaçú. Energization expected to DEC/2008.

STUDIES AND INVENTORIES

These mainly refer to the participation of the Companies of ELETROBRÁS Group in feasibility studies for the use of hydrographical basins aimed to the construction of new electricity generation businesses. All these businesses are included in the Acceleration Program for the Country’s Growth (PAC).

• ELETROBRÁS:

AHE Belo Monte – located in Rio Xingu, state of Pará, with installed capacity of 11,181.3 MW.

• FURNAS:

UHE Mirador: located in Rio Tocantinzinho, state of Goiás, with installed capacity of 80 MW.

UHE Maranhão Baixo: located in Rio Maranhão, state of Goiás, with installed capacity of 125 MW.

UHE Buriti Queimado: located in Rio das Almas, state of Mato Grosso, with installed capacity of 142 MW.

UHE Água Limpa: located in Rio das Mortes, state of Goiás, with installed capacity of 320 MW.

• CHESF:

UHE Castelhano: located in Rio Parnaíba, states of Piauí and Maranhão, with installed capacity of 64 MW.

UHE Estreito Parnaíba: located in Rio Parnaíba, states of Piauí and Maranhão, with installed capacity of 56 MW.

UHE Uruçuí: located in Rio Parnaíba, states of Piauí and Maranhão, with installed capacity of 136 MW.

UHE Ribeiro Gonçalves: located in Rio Parnaíba, states of Piauí and Maranhão, with installed capacity of 113 MW.

UHE Cachoeira: located in Rio Parnaíba, states of Piauí and Maranhão, with installed capacity of 63 MW.

UHE Pedra Branca: located in Rio São Francisco, states of Bahia and Pernambuco, with installed capacity of 320 MW.

UHE Riacho Seco: located in Rio São Francisco, states of Bahia and Pernambuco, with installed capacity of 240 MW.

• ELETRONORTE:

UHE Novo Acordo: located in Rio do Sono, state of Tocantins, with installed capacity of 160 MW.

UHE Jurema: located in Rio Jurema, state of Mato Grosso, with installed capacity of 46 MW. AHE Cachoeirão: located in Rio Jurema, state of Mato Grosso, with installed capacity of 64 MW.

AHE Toricoejo: located in Rio das Mortes, state of Mato Grosso, with installed capacity of 76 MW.

AHE Torixoréu: located in Rio Araguaia, states of Mato Grosso and Goiás, with installed capacity of 408 MW.

AHE Marabá: located in Rio Tocantins, states of Pará and Maranhão, with installed capacity of 2,160 MW.

AHE Tabajara: located in Rio Ji-Paraná, state of Rondônia, with installed capacity of 350 MW. AHE Serra Quebrada: located in Rio Tocantins, state of Pará, with installed capacity of 1328 MW.

HYDROELECTRIC INVENTORY OF RIO ITACAIUNAS BASIN: Located in the state of Pará with expected capacity of 200 MW.

HYDROELECTRIC INVENTORY OF RIO TAPAJÓS BASIN: Locate in the states of Pará and Amazonas, including 5 AHE’s, São Luiz do Tapajó (6.133 MW), Jatobá(2.338MW); Cachoeira do Cai(802 MW); Jamanxim(881MW) and Cachoeira dos Patos(528MW), with total expected capacity amounting to 10,682 MW.

RELEVANT FACTS OF THE PERIOD

NORTHERN REGION

• GENERATION WORKS

UHE SANTO ANTÔNIO: The Plant’s Installation License was issued by IBAMA on August 11, 2008.

• TRANSMISSION WORKS

LT 69 kV Rio Branco I / Sena Madureira – C1 and Associated Substations: Transmission line with 149 km of extension, energized in AUG/2008.

NORTHEASTERN REGION

• TRANSMISSION WORKS

SE Peritoró: The installation of one transformer of 100 MVA and its connections was completed. The substation was energized in JUL/2008.

SOUTHEASTERN REGION

• GENERATION WORKS:

UHE Retiro Baixo-MG: Plant’s construction works are being conducted.

UHE Simplício-RJ/MG: Plant’s construction works are being conducted.

UHE Baguarí-MG: Plant’s construction works are being conducted.

CENTER WESTERN REGION

• GENERATION WORKS:

UHE Batalha-GO: Plant’s construction works are being conducted.

UHE Serra do Facão-GO: Plant’s construction works and assembly are being conducted.

UHE Dardanelos-MT: Plant’s construction works are being conducted.

SOUTHERN REGION

• GENERATION WORKS:

UHE Foz do Chapecó-RS/SC: Plant’s construction works and assembly are being conducted.

UHE Passo de São João-RS: Plant’s construction works are being conducted.

UHE Mauá: Construction works arranged with sub-contractors initiated in JUL/2008.

4 – PERSONNEL

ELETROBRÁS finished the 3rd quarter with a total of 1026 employees. In this quarter, there were 34 hires and 28 terminations.

From the 28 terminations from April to June, 9 were the result of Eletrobrás’ Voluntary Termination Program.

In order to meet the requirements of memorandum DFC-DFCD 075/2008, we inform that the Collective Labor Agreement – ACT 2008/2009 was approved by the Company and unions representing the employees. However, the agreement was not yet approved by the MPOG/DEST (Ministry of Planning, Budget and Management/ Coordination and Control Department of State-owned Companies) and does not include any reduction in working hours.

5 – STOCK MARKET

• SHARES

     In the 3rd quarter of 2008, 898,401 ELETROBRÁS’ shares were included in the System of Book-entry Shares managed by Banco Bradesco S.A., representing 539 shareholders, as shown in the table below:

TYPE	QUANTITY	IN THE	IN THE YEAR
		QUARTER

COMMON	SHARES	-	-
	SHAREHOLDERS	-	-
PREFERRED A	SHARES	4	220
	SHAREHOLDERS	1	6
PREFERRED B	SHARES	898,397	4,878,670
	SHAREHOLDERS	548	2,126
TOTAL	SHARES	898,401	4,878,890
	SHAREHOLDERS	549	2,130

• FOREIGN TRADED SHARES ADR

     Regarding the ADR (American Depositary Receipt) programs, these notes had the following trading prices in US over-the-counter security market in the 3rd quarter of 2008.

Amounts in US$

TYPE	MAXIMUM	MINIMUM	NUMBER OF ADRS IN 09.30.08
			Issued	Cancelled	Balance
ON	19.60	11.65	341,100	1,705,677	71,926,917

PNB	17.25	10.35	6,923,116	486,597	32,340,334

The number of shares under custody with the Brazilian Clearing and Depositary Company – CBLC, referring to the ADR programs of ELETROBRÁS in the 3rd quarter of 2008, is presented in the following table:

TYPE	09. 30.2008

ON	71,926,917

PNB	32,340,334

Latibex

     In the European market, ELETROBRÁS’ shares had the following trading prices in LATIBEX (Latin America’s Stock Markets) in the third quarter of 2008:

Amounts in Euro

TYPE	MAXIMUM	MINIMUM	SHARES
			TRADED

ON	12.74	8.27	90,989
PN	11.06	7.23	480,520

06.01 - BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 – CÓDE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
1	TOTAL ASSETS	128,083,617	120,484,826
1.01	CURRENT ASSETS	23,534,267	20,569,517
1.01.01	CASH & EQUIVALENT	11,908,350	9,778,092
1.01.02	CREDITS	5,568,632	5,165,466
1.01.02.01	CLIENTS	4,000,545	3,620,135
1.01.02.01.01	CONSUMERS AND RESELLERS	4,000,545	3,620,135
1.1.02.02	OTHERS CREDITS	1,568,087	1,545,331
1.01.02.02.01	LOANS AND FINANCING	1,426,587	1,375,522
1.01.02.02.02	RETURN ON INVESTMENTS	141,500	169,809
1.01.03	STOCKROOM	729,462	661,461
1.01.04	OTHER	5,327,823	4,964,498
1.01.04.01	FUEL CONSUMPTION ACCOUNT – CCC	699,657	963,287
1.01.04.02	SUNDRY RECEIVABLES	850,195	686,758
1.01.04.03	RESCHEDULED RECEIVABLES	589,046	600,294
1.01.04.04	DEFERRED TAX ASSETS	2,242,464	1,958,153
1.01.04.05	PREPAID EXPENSES	335,415	75,265
1.01.04.06	RIGHTS TO REIMBURSEMENT	0	50,103
1.01.04.07	OTHER	611,046	630,638
1.02	NON-CURRENT ASSETS	104,549,350	5
1.02.01	NON-CURRENT LONG-TERM ASSETS	21,714,457	20,610,949
1.02.01.01	SUNDRY CREDITS	14,160,761	12,914,183
1.02.01.01.01	LOANS AND FINANCING	12,196,012	10,918,993
1.02.01.01.02	RESCHEDULED RECEIVABLES	1,929,953	1,950,364
1.02.01.01.03	CONSUMERS AND RESELLERS	34,796	44,826
1.02.01.02	RELATED PARTY CREDITS	0	0
1.02.01.02.01	WITH AFFILIATED COMPANIES	0	0
1.02.01.02.02	WITH CONTROLLED COMPANIES	0	0
1.02.01.02.03	WITH OTHER RELATED PARTY	0	0
1.02.01.03	OTHER	7,553,696	7.696,766
1.02.01.03.01	DEFERRED TAX ASSETS	1,987,333	2,862,614
1.02.01.03.02	STUDIES AND PROJECTS	317,808	315,910
1.02.01.03.03	MARKETABLE SECURITIES	1,335,867	1,311,561
1.02.01.03.04	PLEDGES AND RESTRICTED DEPOSITS	169,676	208,608
1.02.01.03.05	NUCLEAR FUEL INVENTORIES	639,368	649,674
1.02.01.03.06	ADVANCES FOR INCREASE IN COMPANY`S OWNERSHIP INTEREST	4,027	4,027
1.02.01.03.07	FUEL CONSUMPTION ACCOUNT CCC	561,227	539,522
1.02.01.03.08	RIGHTS TO REIMBURSEMENT	2,048,589	1,337,033

1 – CÓDE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
1.02.01.03.09	OTHER	489,801	467,817
1.02.02	PERMANENT ASSETS	82,834,893	79,304,360
1.02.02.01	INVESTMENTS	5,917,998	5,652,493
1.02.02.01.01	HOLDINGS IN AFFILIATES	5,917,998	5,652,493
1.02.02.01.02	HOLDINGS IN AFFILIATES – PREMIUM	0	0
1.02.02.01.03	HOLDINGS IN CONTROLLED COMPANIES	40,367,523	40,436,966
1.02.02.01.04	HOLDINGS IN CONTROLLED COMPANIES – PREMIUM	0	0
1.02.02.01.05	OTHER INVESTMENTS	524,225	529,568
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	76,361,997	73,112,333
1.02.02.03	INTANGIBLE ASSETS	493,551	489,282
1.02.02.04	DEFERRED ASSETS	61,347	50,252

06.02 - BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
2	TOTAL LIABILITIES	128,083,617	120,484,826
2.01	CURRENT LIABILITIES	11,607,415	10,752,814
2.01.01	LOANS & FINANCING	1,193,746	1,101,369
2.01.02	DEBENTURES	0	0
2.01.03	TRADE ACCOUNTS PAYABLE	2,325,019	2,215,066
2.01.04	TAXES & CONTRIBUTIONS	2,051,124	1,761,938
2.01.05	SHAREHOLDERS` COMPENSATION	223,845	223,238
2.01.06	PROVISIONS	1,329,763	1,291,297
2.01.06.01	PROVISIONS FOR CONTINGENCIES	1,329,763	1,291,297
2.01.07	DEBTS TO RELATED PARTIES	68,905	63,983
2.01.07.01	PAYABLES TO THE BRAZILIAN FEDERAL TREASURY	68,905	63,983
2.01.08	OTHER	4,415,013	4,095,923
2.01.08.01	COMPULSORY LOAN	91,373	92,658
2.01.08.02	ESTIMATED OBLIGATIONS	565,113	468,251
2.01.08.03	FUEL CONSUMPTION ACCOUNT – CCC	663,972	905,313
2.01.08.04	REIMBURSEMENT OBLIGATION	0	0
2.01.08.05	SUPPLEMENTARV PENSION PLANS	211,308	195,721
2.01.08.06	CUSTOMERS` ADVANCES	260,028	259,249
2.01.08.07	REIMBURSEMENT OBLIGATION	975,602	615,582
2.01.08.08	RESEARCH AND DEVELOPMENT	459,608	448,299
2.01.08.09	REGULATORY FEES	619,388	520,010
2.01.08.10	OTHER	568,621	590,840
2.02	NON-CURRENT LIABILITIES	31,932,490	27,920,733
2.02.01	LONG TERM LIABILITIES	31,932,490	27,920,733
2.02.01.01	LOANS & FINANCING	22,834,071	19,264,990
2.02.01.01.01	LOANS & FINANCING	15,768,887	2,304,315
2.02.01.01.02	GLOBAL REVERSION RESERVE QUOTA – RGR	6,942,476	6,745,695
2.02.01.01.03	COMPULSORY LOAN	122,708	214,980
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	2,036,201	1,914,499
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	2,036,201	1.914,499
2.02.01.04	DEBTS TO RELATED PARTIES	1,564,873	1,167,252
2.02.01.04.01	PAYABLES TO THE BRAZILIAN FEDERAL TREASURY	1,564,873	1,167,252
2.02.01.05	ADVANCES FOR FUTURE INCREASE IN CAPITAL	0	0
2.02.01.06	OTHER	5,497,345	5,573,992
2.02.01.06.01	TAXES AND SOCIAL CONTRIBUTIONS	1,593,383	1,626,110
2.02.01.06.02	SUPLEMENTARY PENSION PLANS	845,920	710,067
2.02.01.06.03	OBLIGATIONS ASSUMED FOR THE DECOMMISSIONING OT ASSETS	219,819	179,108

1 – CODE	2 - ITEM	3 - 09/30/2008	4 - 06/30/2008
2.02.01.06.04	ADVANCES FRON CONSUMERS	1,028,410	1,037,653
2.02.01.06.05	FUEL CONSUMPTION ACCOUNT – CCC	1,463,199	1,442,892
2.02.01.06.06	OTHER	346,614	578,162
2.02.02	UNREALIZED RESULTS	0	0
2.03	MINORITY INTEREST	202,307	206,108
2.04	NET EQUITY	84,341,405	81,605,171
2.04.01	CAPITAL STOCK	26,156,567	24,235,829
2.04.02	CAPITAL RESERVES	26,056,781	25,907,304
2.04.03	REVALUATION SURPLUS	201,121	201,121
2.04.03.01	OWN ASSETS	0	0
2.04.03.02	PARENT COMPANIES	201,121	201,121
2.04.04	INCOME RESERVE	24,673,752	26,251,004
2.04.04.01	LEGAL RESERVE	1,731,038	1,731,038
2.04.04.02	INVESTMENTS RESERVE	13,909,098	15,699,751
2.04.04.03	FOR CONTINGENCIES	0	0
2.04.04.04	UNREALIZED EARNINGS	0	0
2.04.04.05	RETAINED EARNINGS	0	68,748
2.04.04.06	UNDISTRIBUTED DIVIDENDS	9,033,616	8,751,467
2.04.04.07	OTHER INCOME RESERVE	0	0
2.04.05	RETAINED EARNINGS (ACCUMULATED LOSSES)	3,105,075	991,363
2.04.06	ADVANCES FOR FUTURE INCREASE IN CAPITAL	4,148,109	4,018,550

07.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CÓDE	2 - ITEM	3 - From: 07/01/2008 To: 09/30/2008	4 - From: 01/01/2008 To: 09/30/2008	5 - From: 07/01/2007 To: 09/30/2007	6 - From: 01/01/2007 To: 09/30/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	7,515,950	22,008,424	6,102,797	18,503,789
3.01.01	ELECTRICITY SALE AND TRANSMISSION	7,468,707	21,877,178	6,051,284	18,345,768
3.01.02	LATE PAYMENT CHARGES ON ELECTRICITY	47,243	131,246	51,513	158,021
3.02	DEDUCTIONS FROM GROSS REVENUE	(548,073)	(1,602,925)	(476,243)	(1,515,230)
3.02.01	SECTORIAL CHARGES	(303,096)	(883726)	(271,653)	(889,294)
3.02.02	ICMS (STATE VAT)	(244,977)	(719,199)	(204,590)	(625,936)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	6,67,877	20,405,499	5,626,554	16,988,559
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	6,967,877	20,405,499	5,626,554	16,988,559
3.06	OPERATING INCOME / (EXPENSES)	(3,676,557)	(15,100,620)	(5,724,266)	(16,955,423))
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(5,268,736)	(13,310,973)	(4,438,870)	(12,950,423)
3.06.02.01	PERSONNEL, MATERIAL AND SERVICES	(1,426,624)	(3,892,446)	(1,268,468))	(3,464,972)
3.06.02.02	DEPRECIATION AND AMORTIZATION	(589,877)	(1,749,533)	(545,259)	(1,619,546)
3.06.02.03	PASEP AND COFINS (TAXES AN SALES)	(1,713,937)	(5,512,349)	(1,551,977)	(4,549,342)
3.06.02.04	ENERGY PURCHASED FOR RESALE	(195,740)	1,152,302	(201,808)	(1,012,453)
3.06.2.05	OPERATING PROVISIONS	(390,837)	(1,093,199)	(240,294)	(756,109)
3.06.02.06	FUEL FOR ELECTRICITY PRODUCTION	(228,810)	(914,749)	(181,012)	(435,094)
3.06.02.07	ELECTRICY NETWORK USE	(490,690)	(807,778)	(244,848)	(738,787)
3.06.02.08	ITAIPU`S INCOME (LOSS) AVAILABLE FOR OFFSET	(232,221)	(493,221)	(205,204)	(374,120)
3.06.03	FINANCIAL	1,554,450	(345,525)	(908,802)	(3,324,209)
3.06.03.01	FINANCIAL INCOME	2,868,626	2,814,649	537,146	1,415,051
3.06.03.02	FINANCIAL EXPENSES	(1,314,176)	(3,160,174)	(1,445,948)	(4,739,260)
3.06.04	OTHER OPERATING INCOME	50,250	139,669	50,617	126,229
3.06.05	OTHER OPERATING EXPENSES	(148,486)	(2,201,205)	(534,872)	(1,256,595)
3.06.05.01	DONATIONS AND CONTRIBUTIONS	(35,947)	(132,340)	(41,980)	(143,777)
3.06.05.02	OTHER	(112,539)	(2,068,865)	(492,892)	(1,112,818)
3.06.06	OWNERSHIP INTERESTS	135,965	617,414	107,661	449,575
3.07	OPERATING INCOME	3,291,320	5,304,879	(97,712)	33,136
3.08	NON-OPERATING INCOME	(12,500)	(294,516)	(14,799)	(19,070)
3.08.01	INCOME	(12,500)	(294,516)	(14,799)	(19,070)
3.08.02	EXPENSES	0	0	0	0
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	3,278,820	5,010,363	(112,511)	(14,066)
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(1,198,486)	(1,952,560)	(68,611)	(117,287)
3.10.01	INCOME TAX	(879,535)	(1,431,921)	(42,457)	(61,293)
3.10.02	SOCIAL CONTRIBUTION TAX	(318,951)	(520,639)	(26,154)	(55,994)
3.11	DEFERRED INCOME TAXES	0	0	0	0

1 - CÓDE	2 - ITEM	3 - From: 07/01/2008 To: 09/30/2008	4 - From: 01/01/2008 To: 09/30/2008	5 - From: 07/01/2007 To: 09/30/2007	6 - From: 01/01/2007 To: 09/30/2007
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	57	57
3.12.01	PROFIT SHARING	0	0	57	57
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	33,378	40,284	6,964	11,847
3.15	NET PROFIT / (LOSS) FOR THE PERIOD	2,113,712	3,098,087	(174,101)	(91,317)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,132,357	1,132,357	1,129,499	1,129,499
	PROFIT PER SHARE (R$)	1,86665	2,73596
	LOSS PER SHARE			(0,15414)	(0,08085)

08.01 – CONSOLIDATED MANAGEMENT REPORT FOR THE QUARTER

1 – RESULT OF THE PERIOD

In the third quarter of 2008, Eletrobrás’ net income amounted to R$2,113.7 million, equivalent to R$1.87 per share. In the same period of the previous year, the Company had losses amounting to R$174.1 million, equivalent to R$0.15 per share. Comparing the first nine months of the year, Eletrobrás’ net income amounted to R$3,098.1 million, equivalent to R$2.74 per share, but in the same period of the previous year, the Company had losses amounting to R$91.3 million, equivalent to R$0.08 per share.

1. Eletrobrás System
 Changes in the consolidated Financial Statements of Eletrobrás System were as follows:

Consolidated - R$ million
3rd quarter				January to September

2008	2007	Variation		2008	2007	Variation

7,154.1	5,784.8	23.7%	Operating revenues	21,162.6	17,564.4	20.5%
5,682.8	5,125.0	10.9%	Operating expenses	16,311.0	14,646.8	11.4%
1,471.3	659.8	123.0%	Operating Income (1)	4,851.6	2,917.6	66.3%
1,820.0	(757.5)	346.8%	Financial income (loss)	453.3	(2,884.5)	115.7%
2,113.7	(174.1)	1314.1%	Net Income	3,098.1	(91.3)	3493.3%
1.87	(0.15)	1346.7%	Earnings per share	2.74	(0.08)	3525.0%
31,079.5	30,114.1	3.2%	Market value	31,079.5	30,114.1	3.2%
20.6%	11.4%	9.2pp	Operating margin (%)	22.9%	16.6%	6.3pp
29.6%	(3.0)%	32.6pp	Net margin (%)	14.6%	(0.5)%	15.1pp

(1) Operating income before financial income (loss).
Operating Margin = Operating Income / Operating Revenues.
Net Margin = Net income / Operating Revenues.
pp = percentage points

1.1 Increase in EBITDA

The sum of our controlled companies’ EBITDA in the first nine months of 2008 amounts to R$4.4 billion, up 55.6% in comparison with the same period in 2007, when it amounted to R$2.8 billion.

As for our electricity generating and transmission companies, Furnas had an increase of 91.8%, from R$0.59 billion to R$1.1 billion, and Chesf had an increase of 35.9%, from R$1.6 billion to R$2.2 billion.

Eletronorte, which supplies Brazilian isolated system, had an increase of 56.4%, from R$0.38 billion in 2007 to R$0.59 billion this year. EBITDA of Eletrosul, still operating only as an electricity transmission company, in 2008, amounts to R$0.24 billion, 9.3% above the amount of R$0.22 billion recorded in 2007. The EBITDA amount calculated for each company of Eletrobrás system is presented after the Financial Statements of the respective companies.

2. Eletrobrás Ownership Interests

The recognition of investees’ results by Eletrobrás had a positive impact in the Company during the first nine months of 2008 and amounted to R$935.3 million, being the result of corporate investments valuation. In the same period of the previous year, Ownership Interest had a positive balance of R$398.8 million.
The following table shows earnings from Eletrobrás ownership interests.

	R$ thousand

	COMPANY		CONSOLIDATED

	09/30/2008	09/30/2007	09/30/2008	09/30/2007

Investments in controlled companies
Equity in earnings (losses) of	433,877	(67,396)		-
controlled companies
Capital earnings – ITAIPU	32,764	36,655	32,764	36,655

	466,641	(30,741)	32,764	36,655

Investments in relevant affiliated
companies
Equity in earnings (losses) of	316,549	317,840	316,549	317,840
controlled companies
Interest on equity capital	40,458	179	40,458	180

	357,007	318,019	357,007	318,020

Other investments
Interest on equity capital	14,171	4,768	14,171	4,767
Dividends	50,782	59,690	50,782	59,690
Investment yield
in partnerships	46,739	47,063	162,690	30,443

	111,692	111,521	227,643	94,900

	935,340	398,799	617,414	449,575

Equity in earnings (losses) per company

	AFAC (Advance for	Equity in earnings
	Future Increase in	(losses)
	Capital)	Income (loss)
	Monetary adjustment	for the period	Total

Furnas		431,441	431,441
Chesf		902,100	902,100
Eletrosul		180,660	180,660
Eletronorte		(956,066)	(956,066)
Eletronuclear		173,816	173,816
Itaipu		7,150	7,150
CGTEE		(148,729)	(148,729)
Manaus		(43,253)	(43,253)
Ceal	5,462	(22,557)	(17,095)
Eletroacre	3,381	(10,070)	(6,689)
Ceron	575	(72,230)	(71,655)
Cepisa	6,429	(32,684)	(26,255)
Eletropar		8,452	8,452

Total	15,847	418,030	433,877

3 - Financial Income (Loss)

The devaluation of Real against the US dollar, and the fact that Eletrobrás holds relevant portions of its receivables (net of obligations) indexed to the US dollar – R$13,955 million (US$7,290 million) -, resulted in gains for the Company during the first nine months of 2008. In this period, Eletrobrás recorded gains of R$988.1 million (R$2,569.4 million in the third quarter) arising from exchange rate variation. In the same period in 2007 there were losses amounting to R$2,447.9, of which R$608.5 million refer to the third quarter of 2007.

As for monetary variations resulting from internal price levels, in this nine-month period of 2008, the Company's gains amounted to R$865.2 million (R$111.5 in the third quarter). In the same period of 2007 there were gains amounting to R$378.0 million, of which R$209.3 million refer to the third quarter.

3.1 – Financing Receivable

At the end of this quarter, the Company had granted 769 loans and financing contracts totaling R$38,077,697 thousand (June 30, 2008 - R$34,399,568 thousand), as follows:

Currency	US$ thousand	%	R$
	(equivalent)		thousand

US dollar	8,707,327	43.77%	16,668,436
IGP-M (General Market	5,434,656	27.32%	10,403,562
Price Index)
Brazilian real	5,335,179	26.82%	10,213,133
Yen	229,300	1.15%	438,948
EURO	184,724	0.94%	353,617

Total	19,891,186	100.00%	38,077,696

The long-term portions of the loans and financing granted out of ordinary and sectorial funds, including onlendings, are payable in variable installments, as shown below:

	2009	2010	2011	2012	2013	After 2013	TOTAL

COMPANY	3,126,925	2,540,169	2,444,484	2,371,363	2,405,624	22,019,716	34,908,281
CONSOLIDATED	1,092,463	887,467	854,037	828,490	840,460	7,693,096	12,196,013

3.2 – Financing Payable

At the end of the third quarter of 2008, Eletrobrás had 13 debt contracts, including loans, financing and bonds, amounting to R$3,351,923 thousand (June 30, 2008 - R$1,775,533 thousand), as follows:

Currency	US$ thousand	%	R$
	(equivalent)		thousand

US dollar	1,417,694	80.97%	2,713,892
Yen	208,228	11.89%	398,611
EURO	125,069	7.14%	239,419

Total	1,750,991	100.00%	3,351,922

The total debt in foreign currency, including charges, amounts to R$ 3,351,923 thousand (Company), corresponding to US$ 1,750,991 thousand, and R$ 13,879,453 thousand (Consolidated) corresponding to US$ 7,250,406 thousand. The percentage distribution by currency is as follows:

	US$	EURO	YEN

COMPANY	81%	7%	12%
CONSOLIDATED	94%	3%	3%

Loans and financing incurred interest at the average rate of 6.69% p.a. in 2008 and 6.93% p.a. in 2007.

d) The long-term portion of loans and financing denominated in thousands of US Dollars matures as follows:

	2009	2010	2011	2012	2013	After 2013	TOTAL

COMPANY	62,160	104,426	104,426	104,426	94,382	1,180,058	1,649,878
CONSOLIDATED	179,519	656,756	497,848	621,402	537,022	5,744,871	8,237,419

01.01 - IDENTIFICAÇÃO
1- código CVM 00243-7	2 - denominação social CENTRAIS ELET BRASILEIRAS S.A.			3 - CNPJ 00.001.180/0001-26
09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS
1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMONIO LIQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR

1	FURNAS CENTRAIS ELÉTRICAS	23.274.194/0001-19	FECHADA CONTROLADA	99.54	0.00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		64,707,172		64,707,172

2	CIA HIDROELÉTRICA DO SÃO FRANCISCO - CHESF	33.541.368/0001-16	ABERTA CONTROLADA	99.45	0.00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		41,480		41,480

3	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	00.357.038/0001-16	FECHADA CONTROLADA	98.68	0.00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		69,811		68,736

4	ITAIPU BINACIONAL	00.395.988/0001-35	FECHADA CONTROLADA	50.00	0.00	0.00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		50,000		50,000

16.01 – OTHER RELEVANT INFORMATION ACCORDING TO THE COMPANY

1 – Ownership interest per share type and class for shareholders holding more than 5% of the shares of the Company's capital stock.

ELETROBRÁS

Base date: 09/30/08

Shareholders	Common (units)		Preferred "A" (units)		Preferred "B" (units)		Total

Brazilian Federal Government	488,656,241	53.99%			35,191,002	15.49%	523,847,243	46.26%
. Federal Development Fun
- FND	45,621,589	5.04%					45,621,589	4.03%

. BNDESPAR	133,757,950	14.78%					133,757,950	11.81%

. Fund for the Guarantee of
Public/Private Partnerships
FGPP	40,000,000	4.42%					40,000,000	3.53%

. Other	125,045,030	13.67%	106,192	72.28%	131,796,367	58.01%	256,947,589	22.69%
. JP Morgan Chase Bank*	71,942,717	8.10%			32,360,397	14.24%	104,303,114	9.21%
. Giovanni Chiappa			17,928	12.20%			17,928	0.002%
. Paola Penotti Chiappa			22,800	15.52%			22,800	0.002%
. Skagen Kon Tiki
Verdipapirfond					16,496,700	7.26%	16,496,700	1.46%
. Aksjefondet Skagen Global					11,342,177	4.99%	11,342,177	1.00%

Total	905,023,527	100.00%	146,920	100.00%	227,186,643	100.00%	1,132,357,090	100.00%

* Depository bank holder of the ADRs (American Depositary Receipts) issued by Eletrobrás.

BNDESPAR

BNDES
                 Controller - 100% of capital stock

Brazilian Federal Government
BNDES (National Bank of Economic and Social Development) is a federal public company subject to the Ministry of Development, Industry and Foreign Trade.

2 – Quantity and characteristics of Securities issued by the Company and held by the Controlling shareholders, Administrators and Audit Committee Members.

Shareholders	Common		Preferred "B"		Total*
As of 09/30/2008	(units)		(units)		(units)

Controlling	708,035,780	78.23%	35,191,002	15.49%	743,226,782	65.64%
Administrators	22	0.0%	0	0.0%	22	0.0%
Audit Committee	0	0.0%	0	0.0%	0	0.0%

*Total refers to ownership interest of shareholders in the Company’s capital stock – 1,132,357,090 shares.

Eletrobrás’ Free Float comprises:

Shareholders	Common		Preferred “A”		Preferred "B"		Total*
As of 09/30/2008	(units)		(units)		(units)		(units)

Other	196,987,725	21.8%	146,920	100.0%	191,995,641	84.5%	389,130,286	34.4%

*Total refers to ownership interest of shareholders in the Company’s capital stock – 1,132,357,090 shares.

3 – Changes in the position of Securities issued by the Company and held by the Controlling shareholders, Administrators and Audit Committee Members.

Shareholders	Common		Preferred "B"		Total*
As of 09/30/2007	(units)		(units)		(units)

Controlling	708,035,780	78.23%	35,191,002	15.49%	743,226,782	65.64%
Administrators	15	0.0%	0	0.0%	15	0.0%
Audit Committee	0	0.0%	0	0.0%	0	0.0%

*Total refers to ownership interest of shareholders in the Company’s capital stock – 1,129,498,502 shares.

Eletrobrás’ Free Float comprises:

Shareholders	Common		Preferred “A”		Preferred "B"		Total*
As of 09/30/2007	(units)		(units)		(units)		(units)

Other	196,987,732	21.8%	146,920	100.0%	189,137,053	84.5%	386,271,705	34.4%

*Total refers to ownership interest of shareholders in the Company’s capital stock – 1,129,498,502 shares.

09/30/2008

17.01 – SPECIAL REVIEW REPORT -

To the Shareholders and Management of
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

1. We have performed a special review of the accompanying Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (Company and consolidated) consisting of the balance sheet as of September 30, 2008, and the related statements of operations, cash flows and value added, the management report and notes for the quarter then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. As mentioned in Note 13, the investments in certain controlled and affiliated companies as of September 30, 2008 were accounted for on the equity method based on financial statements reviewed by other independent auditors. Our opinion thereon, insofar as it relates to the carrying values of these investments and the equity in the earnings of those companies, in the amounts of R$35,405,134 thousand and R$1,562,165 thousand, respectively, as well as the provision for shareholders’ deficit in the amount of R$316,180 thousand, is solely based on those other independent auditors’ reports.

2. Except for the matters mentioned in paragraph 3, our review was performed in accordance with specific standards established by IBRACON (Brazilian Institute of Independent Auditors) together with the CFC (Federal Accounting Council), and consisted principally of: a) inquiry of and discussion with the managers responsible for the accounting, financial and operating areas as to the main criteria adopted in preparing the Quarterly Information and b) review of the information and subsequent events that have or may have material effects on the financial situation and operations of the Company.

3. The limited review report on the financial statements for the quarter ended September 30, 2008 of certain affiliated companies (note 13) has not been presented to date. The investments referring to those affiliated companies were valued under the equity method. Accordingly, we were unable to apply additional auditing procedures to satisfy ourselves as to the carrying value of those investments, as well as the equity in earnings resulting therefrom, in the amounts of R$ R$3,275,020 thousand and R$ R$131,634 thousand, respectively.

4. Based on our special review and the reports prepared by other independent auditors, except for the possible effects of the auditing procedures not performed mentioned in paragraph 3, we are not aware of any relevant change that should be made to the Quarterly Information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

5. As mentioned in note 1, on December 28, 2007 Law No. 11,638 took effect beginning January 1, 2008. This law modified, revoked and introduced new provisions into Law No. 6,404/76 (Brazilian Corporate Law), causing changes in Brazilian accounting practices. Although the Law has already come into effect, some of the changes that it introduced require the enactment of specific regulations by regulatory agencies before it can be fully applied by companies. Therefore, during the transition, CVM set forth on Instruction No. 469/08 that companies are not obliged to apply all provisions of Law No. 11.638/07 to prepare the Quarterly Information. Therefore, the accounting information included in the Quarterly Information – ITR for the quarter ended September 30, 2008 has been prepared in accordance with the CVM’s specific instructions, and does not include all changes in accounting practices introduced by Law No. 11,638/07.

6. According to note 26, the Company recorded the amount of R$1,328,544 thousand in noncurrent liabilities corresponding to the provision for civil contingencies set up for the claim, filed by certain legal entities, to receive full monetary restatement on the amounts of compulsory loan collected on behalf of ELETROBRÁS. Based on the opinion of the Company’s legal counselors’, who are not certain about the likelihood of unfavorable outcome of the corresponding lawsuits (in the year ended December 31, 2003 the likelihood of loss was classified as “possibility of unfavorable outcome of ongoing lawsuits”), and on a conservative basis, considering unfavorable low-court decisions and the lack of decision on the merits of the case in higher courts, management maintained the provision for contingencies, basically set up in prior years, in order to cover losses arising from unfavorable legal decisions. Given the controversy about the issue, under current circumstances we are unable to reach a conclusion on the outcome of the dispute, as well as the possible impacts on financial statements.

7. The Quarterly Information of Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE, for the quarter ended September 30, 2008, were reviewed by us and our limited review report thereon, dated October 30, 2008, emphasized the following: a) the financial statements of Boa Vista Energia S.A. were prepared assuming its continuity as a going concern. The company, however, has been recording operating losses accumulated over the years and working capital deficiency, borne by its controlling shareholder through the inflow of funds for loans and capital increase. Accordingly, the company depends on its controlling shareholder contributing funds to continue as a going concern; b) emphasis similar to the one described in paragraph 5.

8. The financial statements of FURNAS Centrais Elétricas S.A. for the quarter ended September 30, 2008 were examined by other independent auditors, whose special review report thereon, dated October 29, 2008 emphasized the following: a) the balance of ICMS (State VAT), amounting to R$48,291 thousand, recorded by FURNAS under current assets and arising from a Financial Cooperation and Commitment Agreement between Centrais Elétricas do Norte do Brasil S.A.– ELETRONORTE and the Road Department of the State of Mato Grosso to perform civil works and build and pave the road that gives access to the Manso Hydroelectric Plant Site. The responsibility for such works was transferred to the Company in 1999 according to the National Privatization Council’s Resolution No. 02/1999, amended by Resolution No. 04/1999. On June 13, 2007, a Tax Action Conclusion Agreement was signed. It sets forth that the state government of Mato Grosso will compensate Furnas in an amount corresponding to the percentage of its participation in the construction, emphasizing that “After the conclusion of the service orders corresponding to all companies, it will be possible to calculate the amount to be reimbursed to Furnas, if applicable”. Therefore, the settlement of those receivables depends on the actions of the State Finance Department of Mato Grosso State as for the amount as well as the period of their realization. FURNAS' management believes that given that these works are being concluded the realization of those receivables in 2008 is highly probable; b) emphasis similar to the one described in paragraph 5.

9. The quarterly information of Manaus Energia S.A. for the quarter ended September 30, 2008 was audited by other independent auditors, whose special review report thereon, dated October 28, 2008, emphasized the following: a) the company has experienced recurring net losses in recent years and working capital deficiency which have been borne by its controlling shareholder by contributing funds to increase the company’s capital. The company’s ability to continue as a going concern depends on its controlling shareholder contributing funds and the implementation of operating/management measures; and b) emphasis similar to the one described in paragraph 5.

10. The quarterly information of Companhia de Eletricidade do ACRE - Eletroacre, for the quarter ended September 30, 2008 were examined by other independent auditors, whose special review report, dated October 17, 2008, had emphasis on the fact that the financial statements were prepared assuming that the company will continue as a going concern.
Despite the earnings recorded in the last two years, the company has borne accumulated losses over the years, and depends on its controlling shareholder’s contributing funds for capital increase. Accordingly, it has been taking measures for attaining economic and financial balance and ensuring the development and continuity of its operations.

11. The quarterly information of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended September 30, 2007 was reviewed by other independent auditors, whose special review report thereon, dated November 6, 2008, emphasized the following: a) according to a decision rendered by São Paulo 49th Labor Court, as from September 2005 Fundação CESP began to prepare the payroll of the supplementary pension plan’s beneficiaries ruled by Law 4,819/58 using funds passed on by the Company in the way it had been done until December 2003. In January 2006, the State of São Paulo Office of the Attorney General changed its position, making it clear that the State Government’s responsibility was restricted to the limits imposed by the state constitution on payment of retirement benefits. Since then, the State Government has disallowed part of the funds passed on to the Company. Supported by its legal counselors’ opinion, the Management finds that the responsibility for payment of benefits in this case lies with the State Government. As a result, no obligation whatsoever has been recorded in connection therewith; and b) emphasis similar to the one described in paragraph 5.

12. The Quarterly Information of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, Company and consolidated, for the quarter ended September 30 2008, has, for comparative purposes, accounting information for the quarters ended June 30, 2008 and September 30, 2007, which were reviewed by us. Our special review reports thereon, issued on August 12, 2008 and November 9, 2007, respectively, had qualifications similar to that described in paragraph 3 and emphases similar to those described in paragraphs 5, 6, 7, 8, 9, 10, 11 and 13, in addition to those described below::

c. The Quarterly Information of Centrais Elétricas do Norte do Brasil S.A.– ELETRONORTE, for the quarters ended June 30, 2008 and September 30, 2007 were reviewed by us and our special review reports, dated August 11, 2008 and November 9, 2007, respectively, had emphasis referring to the fact that the Eletronorte sponsors, together with its wholly-owned subsidiaries Manaus Energia S.A. and Boa Vista Energia S.A., the pension fund called “Previnorte – Fundação de Previdência Complementar”. The mathematical/actuarial reserves were set up by the fund’s independent actuary based on morbidity and mortality table AT-49, adjusted by 2 (two) years to project the longevity of participants and beneficiaries. Previnorte is gradually implementing AT-83 table, as required by the Pension Fund Management Committee Resolution CGPC No. 18, of March 28, 2006, and the final implementation deadline is December 31, 2008. This issue was solved during the quarter ended September 30, 2008.

d. The financial statements of Companhia de Geração Térmica de Energia Elétrica for the quarter ended September 30, 2007, were reviewed by other independent auditors, whose limited review report thereon, dated October 26, 2007, was unqualified and emphasized that on May 23, 2007 Banco KfW Bankengruppe informally communicated the Company about supposed guarantees given by the Company in the amount of EUR156,700 thousand (equivalent to approximately R$411,200 thousand) to raise international funds to finance certain investments in electricity companies. The Company’s management does not expect that this issue shall incur in losses for the company (note 38).

13. The Company has improved its internal controls and corporate governance in compliance with the Sarbanes Oxley Law (section 404), thus reducing the possibility of business risk and fraud at all levels.

14. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, November 10, 2008

Luiz Carlos de Carvalho
Engagement Partner
BDO Trevisan Auditores Independentes

02 - CONTROLLED/AFFILIATED COMPANY

1 - NAME OF THE COMPANY FURNAS CENTRAIS ELÉTRICAS S.A.

18.01 - STATEMENT OF OPERATIONS FOR THE QUARTER OF CONTROLLED/AFFILIATED COMPANY (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-01/01/08 to 09/30/08	4-07/01/08 to 09/30/08	3-07/01/07 to 09/30/07	4-07/01/07 to 09/30/07
3.01	GROSS REVENUE	1.597.624	4.668.664	1.164.506	4.046.611
3.01.01	Electricity sale and transmission	1.596.057	4.664.626	1.163.728	4.042.469
3.01.02	Late payment charges on electricity	1.567	4.038	778	4.142
3.02	DEDUCTIONS FROM GROSS REVENUE	(166.929)	(421.494)	(88.265)	(341.575)
3.02.01	Taxes	(107.155)	(246.732)	(41.684)	(152.274)
3.02.02	Global Reversion Reserve Quota (RGR)	(43.627)	(127.869)	(31.095)	(109.702)
3.02.03	Research and development	(14.464)	(42.911)	(10.598)	(57.034)
3.02.04	Other consumers' charges (CCC and CDE)	(1.683)	(3.982)	(4.888)	(22.565)
3.03	NET REVENUE	1.430.695	4.247.170	1.076.241	3.705.036
3.04	COST OF GOODS AND/OR SERVICES SOLD	-	-	-	-
3.05	GROSS INCOME	1.430.695	4.247.170	1.076.241	3.705.036
3.06	OPERATING EXPENSES/REVENUE	(1.489.216)	(3.628.514)	(1.289.541)	(3.549.844)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1.428.339)	(3.642.069)	(1.261.664)	(3.510.317)
3.06.02.01	Personnel, Materials and Third-party services	(304.277)	(824.227)	(302.144)	(788.305)
3.06.02.02	Fuel and water for electricity production	(87)	(102.099)	(13.119)	(13.143)
3.06.02.03	Financial compensation for the use of water	(42.564)	(119.173)	(41.191)	(117.486)
3.06.02.04	Energy purchased for resale	(677.545)	(1.578.940)	(566.590)	(1.576.789)
3.06.02.05	Electricity network use	(106.247)	(292.891)	(100.936)	(285.866)
3.06.02.06	Electricity Services Inspection charges	(3.592)	(10.776)	(3.462)	(10.385)
3.06.02.07	Depreciation and amortization	(145.876)	(432.203)	(132.861)	(398.124)
3.06.02.08	Operating provisions	(83.798)	(116.277)	(79.033)	(231.303)
3.06.02.09	Unrealized receivables write-off	-	(27.063)	-	-
3.06.02.04	Other expenses	(64.353)	(138.420)	(22.328)	(88.916)
3.06.03	FINANCIAL LOSSES, NET	(60.105)	(82.315)	(27.877)	(39.527)
3.06.03.01	FINANCIAL REVENUE	126.854	271.229	30.930	200.179
3.06.03.01.01	Financial investments	22.439	53.586	12.563	34.429
3.06.03.01.02	Interest, commissions, and fees	37.558	112.331	37.726	117.214
3.06.03.01.03	Monetary adjustments, net	7.504	24.716
3.06.03.01.04	Exchange adjustments, net	(16.193)	0	(3.148)	42.991
3.06.03.01.05	Other financial revenue	75.546	80.596	(16.211)	5.545
3.06.03.02	FINANCIAL EXPENSES	(186.959)	(353.544)	(58.807)	(239.706)
3.06.03.02.01	Debt charges	(21.641)	(132.191)	2.553	(84.043)
3.06.03.02.02	Charges on shareholders' funds	(5.274)	(14.051)	(2.524)	(7.902)
3.06.03.02.03	Monetary adjustments, net			11.873	(20.810)
3.06.03.02.04	Exchange adjustments, net	(38.050)	(38.050)
3.06.03.02.05	Other financial expenses	(121.994)	(169.252)	(70.709)	(126.951)
3.06.4	EQUITY IN EARNINGS (LOSS) OF CONTROLLED COMPANIES	(772)	95.870	-	-
3.07	OPERATING INCOME (LOSS)	(58.521)	618.656	(213.300)	155.192
3.08	NON-OPERATING INCOME (LOSS)	(672)	(2.833)	(539)	(2.649)
3.08.01	Revenue	311	1.609	1.243	4.094
3.08.02	Expenses	(983)	(4.442)	(1.782)	(6.743)
3.09	INCOME BEFORE TAXES AND OWNERSHIP INTEREST	(59.193)	615.823	(213.839)	152.543
3.10	SOCIAL CONTRIBUTION TAX	5.265	(48.284)	18.965	(14.280)
3.11	INCOME TAX	14.632	(134.104)	52.685	(39.289)
3.12	PROFIT SHARING/CONTRIBUTIONS ESTABLISHED BY COMPAN	0	0	(11)	57
3.12.01	DEBENTURES	0	0	0	0
3.12.02	EMPLOYEES	0	0	0	0
3.12.03	ADMINISTRATORS	0	0	(11)	57
3.12.04	FOUNDERS' SHARES	0	0	0	0
3.12.05	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY CAPITAL	0	0	0	0
3.14	NET INCOME (LOSS) FOR THE PERIOD	(39.296)	433.435	(142.200)	99.031

	NUMBER OF SHARES (1,000)	65.004.047	65.004.047	65.004.047	65.004.047
	EARNINGS (LOSS) PER SHARE	(0,0006)	0,0067	(0,0022)	0,0015

18.02 – MANAGEMENT REPORT OF CONTROLLED/AFFILIATED COMPANY

CONTROLLED/AFFILIATED COMPANY: FURNAS CENTRAIS ELÉTRICAS S.A.

The Company’s net income from January to September of 2008 amounts to R$433,435 thousand, and to R$99,031 thousand in the same period of 2007, a result affected by the following factors:

- Positive Factors:

- Increase in operating revenue.

- Increase in monetary adjustments on refinancing and loans granted due to fluctuations in indexing units.

- Recognition of equity in earnings (loss) of controlled companies (Law 11,638/77).

- Reduced need to set up allowance for doubtful accounts.

- Negative Factors:

- Increase in personnel expenses.

- Increase in fuel expenses due to the return to operations of Santa Cruz Plant.

- Complement to provisions for contingencies.

- Increase in charges and monetary adjustments on loans and financing taken, due to the increase in the number of new contracts.

- Increase in exchange adjustments on loans taken, due to fluctuations in US dollar and Yen rates.

CONTROLLED/AFFILIATED COMPANY

NAME OF THE COMPANY CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S/A - ELETRONORTE

18.01 - STATEMENT OF OPERATIONS OF CONTROLLED/AFFILIATED COMPANY (R$ thousand)

1-CODE	2 - DESCRIPTION	3-01/01/08 to 09/30/08	4-07/01/08 to 09/30/08	3-01/01/07 to 09/30/07	4-07/01/07 to 09/30/07
3.01	GROSS REVENUE	3.519.068	1.142.161	3.061.720	1.023.183
3.02	DEDUCTIONS FROM GROSS REVENUE	(605.687)	(196.732)	(515.037)	(156.581)
3.03	NET REVENUE	2.913.381	945.429	2.546.683	866.602
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1.848.633)	(611.952)	(1.866.042)	(541.316)
3.05	GROSS INCOME	1.064.748	333.477	680.641	325.286
3.06	OPERATING EXPENSES/REVENUE	(2.009.763)	(575.934)	(1.117.236)	(480.897)
3.06.01	SELLING EXPENSES	(151.873)	(50.619)	(2.187)	(3.248)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(326.119)	(105.899)	(260.219)	(89.643)
3.06.03	FINANCIAL LOSSES, NET	(1.060.179)	(379.416)	(409.411)	(219.327)
3.06.03.01	FINANCIAL REVENUE	202.979	87.519	209.435	64.315
3.06.03.02	FINANCIAL EXPENSES	(1.263.158)	(466.935)	(618.846)	(283.642)
3.06.04	OTHER OPERATING REVENUE	22.137	1.345	4.323	10.808
3.06.05	OTHER OPERATING EXPENSES	(61.078)	(46.295)	(76.698)	(54.343)
3.06.06	EQUITY IN EARNINGS (LOSS) OF CONTROLLED CO	(432.651)	4.950	(373.044)	(125.144)
3.07	OPERATING INCOME (LOSS)	(945.015)	(242.457)	(436.595)	(155.611)
3.08	NON-OPERATING INCOME (LOSS)	(22.397)	(7.029)	(6.617)	(3.018)
3.08.01	REVENUE	311	13	882	1.236
3.08.02	EXPENSES	(22.708)	(7.042)	(7.499)	(4.254)
3.09	INCOME BEFORE TAXES AND OWNERSHIP INTERE	(967.412)	(249.486)	(443.212)	(158.629)
3.10	PROVISION FOR INCOME TAX	-	-	(31.103)	(6.227)
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	PROFIT SHARING/CONTRIBUTIONS ESTABLISHED	-	-	-	-
3.12.01	PROFIT SHARING	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON EQUITY CAPITAL	-	-	-	-
3.14	NET INCOME (LOSS) FOR THE PERIOD	(967.412)	(249.486)	(474.315)	(164.856)
	NUMBER OF SHARES	70.748.025	69.673.081	69.673.081	69.673.081
	EARNINGS PER SHARE IN BRAZILIAN REAIS	-	-	-	-
	LOSS PER SHARE IN BRAZILIAN REAIS	(13,67)	(3,58)	(6,81)	(2,37)

CONTROLLED/AFFILIATED COMPANY: CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A.– ELETRONORTE

GROSS REVENUE

     When compared with the same period of 2007, the Company’s Gross Revenue had a positive variation of 14.94% . This increase was mainly due to the changes in the caption Electricity Sold to Other Concessionaires, with 2007 balance amounting to R$1,125,704 thousand and 2008 balance amounting to R$1,428,079 thousand. Short-term electricity sales at CCEE level also contributed for the increase, varying from R$144,770 thousand in 2007 to R$243,462 thousand in the same period of 2008.

DEDUCTIONS FROM GROSS REVENUE

     In 2008, the balance of Deductions from Gross Revenue increased R$90,650 thousand, an increase of 17.60% in comparison with the same period in 2007. This variation is mostly due to the increase in tax burden. The following table shows an increase in the balance of most captions, a result of the increase in revenues and taxes.

DEDUCTIONS FROM OPERATING REVENUE	09/30/2007	09/30/2008

ICMS (State VAT)	43,373	55,276
PIS/PASEP/COFINS (tax on sales)	172,854	248,880
ISS (Service tax)	923	694
RGR (Global reversion reserve)	73,818	84,188
CDE (Energy development account)	25,677	28,346
CCC (Fuel consumption account)	173,261	122,894
P & D (Research and development)	25,131	28,687
PROINFA (Alternative electricity sources incentive pr	-	36,722

	515,037	605,687

COST OF GOODS AND/OR SERVICES SOLD

     In September 2008, Cost of Goods and/or Services Sold had a slight increase of 2.73% in comparison with September 2007. Some provisions were set up in 2007, but not this year. For example, the RTE (Extraordinary Rate Adjustment) set up in 2007 in the amount of R$69,107 thousand, and not set up in 2008, and the allowance for doubtful accounts set up in 2007 in the amount of R$32,777 thousand. Despite the slight increase, some captions had significant variations, such as:

- Personnel 15%;
- Materials 55%;
- Depreciation 20%

OPERATING EXPENSES/REVENUES

     In September 2008, Operating Expenses/Revenues increased 69.77% in comparison to September 2007. This results from the set up of new provisions, mainly with the government of the State of Roraima in the amount of R$12,196 thousand, and recoverable ICMS, with an increase in the amount of R$26,722 thousand.

FINANCIAL INCOME (LOSS)

     There was an increase in financial losses in comparison with the same period of the previous year, mainly due to the increase in the captions Debt Charges and Exchange Variation. About 90% of the Company’s charges arise from debts in local currency, though all currencies had significant increases in rates, as follows:

CURRENCY/INDEX	9/30/2007	9/30/2008%

IGP-M/FGV (General market p	4.0693	8.4686	4.40%
Y (Yen)	(10.7664)	13.5488	24.32%
US$ (US dollar)	(13.9897)	8.0732	22.06%
EURO	(6.9700)	3.2393	10.21%

PROVISION FOR INCOME TAX

     In September 2008, the Company did not have Taxable Income and, accordingly, no provision for income tax was set up, as it was in 2007.

LOSS FOR THE PERIOD

     The material increase in net losses in September 2008, in comparison with the same period of the previous year, was partially due to the increase in financial losses and in the allowance for doubtful accounts.
     Additionally, controlled company Manaus S.A. had a revaluation report issued by Deloitte consulting. The report showed devaluation of the company’s assets amounting to R$264,915 thousand, besides unprovisioned liabilities in the amount of R$57,271 thousand. The controlling interest of Manaus Energia was transferred from Eletronorte to Eletrobrás in May 2008.

CONTROLLED / AFFILIATED COMPANY

NAME OF THE COMPANY ITAIPU BINACIONAL

18.01 - STATEMENT OF INCOME OF CONTROLLED/AFFILIATED COMPANY ( R$ Thousand )

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 TO 09/30/2008	4 - 01/01/2008 TO 09/30/2008	5 - 07/01/2007 TO 09/30/2007	6 - 01/01/2007 TO 09/30/2007
3.01	Gross revenue	1.464.065	4.346.756	1.612.449	4.983.782
3.02	Deductions from gross revenue	0	0	0	0
3.03	Net revenue	1.464.065	4.346.756	1.612.449	4.983.782
3.04	Cost of goods and/or services sold	(301.699)	(859.582)	(284.486)	(886.460)
3.05	Gross income	1.162.366	3.487.174	1.327.963	4.097.322
3.06	Operating expense/revenue	(696.709)	(2.502.484)	(923.253)	(3.343.197)
3.06.01	Selling expenses	0	0	0	0
3.06.02	General and administrative expenses	(238.230)	(812.940)	(201.583)	(618.175)
3.06.03	Financial losses, net	(524.753)	(1.655.949)	(655.425)	(2.542.310)
3.06.03.01	Financial revenue	14.083	37.883	9.534	19.458
3.06.03.02	Financial expenses	(538.836)	(1.693.832)	(664.959)	(2.561.768)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	66.274	(33.595)	(66.245)	(182.712)
3.06.06	Equity in earnings (loss) of controlled companies	0	0	0	0
3.07	Operating income (loss)	465.657	984.690	404.710	754.125
3.08	Non-operating income (loss)	(1.216)	1.750	(4.998)	(3.195)
3.08.01	Revenue	1.424	5.301	1.762	4.151
3.08.02	Expenses	(2.640)	(3.551)	(6.760)	(7.346)
3.09	Income before taxes and ownership interest	464.441	986.440	399.712	750.930
3.10	Provision for income and social contribution taxes	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Profit sharing/contributions established by company	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity capital	0	0	0	0
3.15	Net income (loss) for the period	464.441	986.440	399.712	750.930
	NUMBER OF SHARES (Thousand)	100.000	100.000	100.000	100.000
	EARNINGS PER SHARE	4,64	9,86	4,00	7,51
	LOSS PER SHARE

CONTROLLED/AFFILIATED COMPANY: ITAIPU BINACIONAL

Not applyable.

GROUP	PICTURE	DESCRITION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)	1
01	04	AUDITING REFERENCES	1
01	05	CAPITAL STRUCTURE	1
01	06	CORPORATE PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
		DIVIDENDS AND/OR IOC DECLARED AND/OR PAID OUT DURING AND/OR AFTER THE
01	08	QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES WITHIN THE CURRENT FINANCIAL YEAR	2
01	10	DIRECTOR OF INVESTOR RELATIONS	2
02	01	BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)	3
02	02	BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)	5
03	01	BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)	7
04	01	EXPLANATORY NOTES	9
05	01	MANAGEMENT REPORT AND NOTES FOR THE QUARTER	81
06	01	BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)	98
06	02	BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)	100
07	01	STATEMENT OF INCOME (IN THOUSANDS OF REAIS)	102
08	01	CONSOLIDATED MANAGEMENT REPORT FOR THE QUARTER	104
09	01	INTEREST IN CONTROLLED/AFFILIATED COMPANY	107
16	01	OTHER RELEVANT INFORMATION ACCORDING TO THE COMPANY	108
17	01	SPECIAL REVIEW REPORT	110
		FURNAS CENTRAIS ELÉTRICAS S.A.
18	01	STATEMENT OF OPERATIONS OF CONTROLLED/AFFILIATED COMPANY (R$ thousand)	116
18	02	MANAGEMENT REPORT OF CONTROLLED/AFFILIATED COMPANY	117
		CIA HIDRELÉTRICA SÃO FRANCISCO - CHESF
		CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S/A - ELETRONORTE
18	01	STATEMENT OF OPERATIONS OF CONTROLLED/AFFILIATED COMPANY (R$ thousand)	118
18	02	MANAGEMENT REPORT OF CONTROLLED/AFFILIATED COMPANY	119
		ITAIPU BINACIONAL
18	01	STATEMENT OF OPERATIONS OF CONTROLLED/AFFILIATED COMPANY (R$ thousand)	121
18	02	MANAGEMENT REPORT OF CONTROLLED/AFFILIATED COMPANY	122

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.